PROSPECTUS

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-120780

Crown European Holdings SA

OFFER TO EXCHANGE

€460,000,000 6 1/4% First Priority Senior Secured Notes due 2011 and related Guarantees for all outstanding 6 1/4% First Priority Senior Secured Notes due 2011

The exchange offer expires at 12:00 p.m., New York City time, on March 24, 2005, unless extended. Crown European Holdings will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer. You may withdraw tenders of outstanding notes at any time before the exchange offer expires.

The form and terms of the new notes will be identical in all material respects to the form and terms of the old notes, except that the new notes:

•	will have been registered under the Securities Act;

•	will not bear restrictive legends restricting their transfer under the Securities Act;

•	will not be entitled to the registration rights that apply to the old notes; and

•	will not contain provisions relating to increased interest rates in connection with the old notes under circumstances related to the timing of the exchange offer.

The new notes will be senior obligations of Crown European Holdings and initially guaranteed on a senior basis by its indirect parent, Crown Holdings, Inc., or Crown, each of Crown’s U.S. subsidiaries that guarantees obligations under Crown’s credit facilities and, subject to applicable law, each of Crown European Holdings’ subsidiaries that guarantees obligations under Crown’s credit facilities. The new notes and new note guarantees will be effectively junior in right of payment to any indebtedness of Crown European Holdings and the guarantors that is secured by assets not securing the notes and will be junior in right of payment to all indebtedness of Crown’s non-guarantor subsidiaries.

See “ Risk Factors” beginning on page 21 for a discussion of risks that should be considered by holders prior to tendering their old notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 11, 2005.

This prospectus incorporates important business and financial information that is not included in or delivered with this document. This information is available without charge upon written or oral request. To obtain timely delivery, note holders must request the information no later than five business days before the expiration date. The expiration date is March 24, 2005. See “Incorporation of Documents by Reference.”

You should rely only on the information contained in this document and any supplement, including the periodic reports and other information we file with the Securities and Exchange Commission or to which we have referred you. See “Where You Can Find Additional Information.” Neither Crown European Holdings nor Crown has authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. Neither Crown European Holdings nor Crown is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with re-sales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. Crown has agreed that, starting on the expiration date of the exchange offer and ending on the close of business one year after the expiration date, it will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

The distribution of this prospectus and the offer or sale of the new notes may be restricted by law in certain jurisdictions. Persons who possess this prospectus must inform themselves about, and observe, any such restrictions. See “Plan of Distribution.” None of Crown European Holdings, Crown or any of their respective representatives is making any representation to any offeree or purchaser under applicable legal investment or similar laws. Each prospective investor must comply with all applicable laws and regulations in force in any

i

jurisdiction in which it purchases, offers or sells notes or possesses or distributes this prospectus and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and none of Crown European Holdings, Crown or any of their respective representatives shall have any responsibility therefor.

This prospectus does not constitute an offer to sell or a solicitation of an offer to buy securities to any person in any jurisdiction where it is unlawful to make such an offer or solicitation.

MARKET, RANKING AND OTHER DATA

The data included in this prospectus regarding markets and ranking, including the position of Crown and its competitors within these markets, are based on independent industry publications, reports of government agencies or other published industry sources and the estimates of Crown based on its management’s knowledge and experience in the markets in which it operates. Crown’s estimates have been based on information obtained from customers, suppliers, trade and business organizations and other contacts in the markets in which it operates. Crown believes these estimates to be accurate in all material respects as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which Crown obtained some of the data for these estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other inherent limitations and uncertainties.

ii

SUMMARY

The following summary should be read in connection with, and is qualified in its entirety by, the more detailed information and financial statements (including the accompanying notes) included elsewhere in this prospectus. See “Risk Factors” for a discussion of certain factors that should be considered in connection with this offering. Unless the context otherwise requires:

•	“Crown” refers to Crown Holdings, Inc. and its subsidiaries on a consolidated basis;

•	“we,” “us,” “our” and “Crown European Holdings” refers to Crown European Holdings SA and not its subsidiaries;

•	“initial notes” refers to the €350 aggregate principal amount of 6 1/4% First Priority Senior Secured Notes due 2011 issued on September 1, 2004 prior to the exchange;

•	“add-on notes” refers to the €110 aggregate principal amount of 6 1/4% First Priority Senior Secured Notes due 2011 issued on October 6, 2004 prior to the exchange;

•	“old notes” refers to the initial notes and the add-on notes prior to the exchange;

•	“new notes” refers to the €460 aggregate principal amount of 6 1/4% First Priority Senior Secured Notes due 2011 offered in exchange for the old notes pursuant to this prospectus;

•	“notes” refers collectively to the old notes and the new notes.

Crown Holdings, Inc.

Crown is a worldwide leader in the design, manufacture and sale of packaging products for consumer goods with 185 plants throughout 43 countries and approximately 27,600 employees. Crown’s primary products include steel and aluminum cans for food, beverage, household and other consumer products and a wide variety of metal and plastic caps, closures and dispensing systems. Crown believes that, based on the number of units sold, it is the largest global supplier of food cans and metal vacuum closures and the third largest global supplier of beverage cans. In addition, Crown believes that it is one of the largest producers of aerosol cans and plastic closures in the world and the largest rigid packaging company in Europe and Asia, excluding Japan.

2004 Refinancing Plan

On September 1, 2004, Crown European Holdings issued the initial notes as part of a plan to refinance all of Crown’s first priority term loans, which consisted of $428 million and €48 million of borrowings plus accrued but unpaid interest thereon, outstanding under Crown’s then existing credit facility and entered into new $625 million senior secured credit facilities. The purpose of the refinancing was to extend the average maturity of Crown’s indebtedness at what Crown believed to be favorable interest rates.

The new senior secured credit facilities consist of (a) a revolving credit facility that will mature on February 15, 2010 in an aggregate principal amount of $400 million, of which up to $200 million is available to Crown Americas, Inc. in U.S. dollars and up to $200 million is available to Crown European Holdings and certain of its subsidiaries in euros and pound sterling in amounts to be agreed, (b) a revolving letter of credit facility that will mature on February 15, 2010 in an aggregate principal amount of $100 million which is available to Crown Americas, Inc. in U.S. dollars and (c) a term loan facility that was scheduled to mature on September 1, 2011 in an aggregate principal amount of $125 million which was available to Crown Americas, Inc. in U.S. dollars.

On October 6, 2004, Crown European Holdings issued the add-on notes. The net proceeds from the issuance of the add-on notes were used to repay its outstanding term loan under the new senior secured credit facilities, with any remaining proceeds being used for general corporate purposes.

See “Description of Certain Indebtedness.”

Recent Developments

On February 1, 2004 Crown announced its unaudited financial results for the fourth quarter and year ended December 31, 2004.

Crown intends to file its Annual Report on Form 10-K for the year ended December 31, 2004 with the Securities and Exchange Commission on or prior to March 16, 2005 and this Recent Developments section is qualified by such annual report when filed.

2004 Fourth Quarter Results

Net sales in the fourth quarter of 2004 were $1,748 million, a 9.9% increase compared to the $1,591 million in the fourth quarter of 2003. Fourth quarter net sales for Crown’s Americas, European and Asian Divisions increased 6.9%, 12.5% and 7.4% respectively, compared to last year’s fourth quarter.

Gross profit increased 20.3% in the fourth quarter to $190 million compared to the $158 million in the 2003 fourth quarter. As a percentage of net sales, gross profit increased to 10.9% in the fourth quarter compared to 9.9% in the same quarter last year. The improvements reflect increased operating efficiencies, the positive effects of Crown’s cost containment and restructuring programs in recent years, firm unit volumes and stronger foreign currencies.

Interest expense in the fourth quarter was $91 million compared to $99 million in the fourth quarter of 2003. The decrease reflects the impact of lower average debt outstanding compared to the prior year fourth quarter partially offset by higher average interest rates.

2004 Fourth Quarter Charges

Crown recorded a charge in the fourth quarter of $35 million to increase its asbestos litigation reserve. Crown estimates that its asbestos liability for pending and future asbestos claims will range between $233 million and $351 million. The reported range at December 31, 2003 was $239 million to $406 million. After the $35 million charge, Crown’s reserve at December 31, 2004 was $233 million compared to $239 million at December 31, 2003. Asbestos-related payments totaled $41 million in 2004, including $22 million under existing settlement agreements, compared to 2003 payments of $68 million, which included $41 million under existing settlement agreements.

During the fourth quarter, Crown recorded a charge of $6 million for restructuring activities in European operations. For the year, restructuring charges totaled $7 million. Crown also recorded a non-cash charge of $47 million in the fourth quarter primarily to recognize cumulative translation amounts relating to Crown’s exit from certain markets.

Crown accepted for purchase and payment, pursuant to its offer to purchase, all of the $33 million aggregate principal amount of outstanding 7.00% Notes due December 15, 2006 validly tendered in the offer for a purchase price of $1,050 per $1,000 principal amount ($235 million remain outstanding). In connection with the acceptance, Crown recorded a charge of $2 million in the fourth quarter. Additionally, in the fourth quarter Crown retired the entire $40 million remaining aggregate principal amount of outstanding 8.375% Notes due January 15, 2005. For the full year, Crown recorded a charge of $39 million related to the early extinguishments of debt.

Crown recorded a gain of $91 million in the fourth quarter of 2004 on the translation of net U.S. dollar denominated debt in Europe. For the year, the gain was $98 million.

In sum, for the fourth quarter, Crown reported a net loss of $27 million. In the 2003 fourth quarter, the net loss was $54 million.

2004 Full Year Results

For 2004, net sales were $7,199 million, an increase of 8.6% compared to the $6,630 million in 2003. The Americas Division’s net sales increased 5.3% in 2004 compared to 2003, the European Division’s net sales increased 11.3% and the Asian Division’s net sales increased 6.5% compared to last year.

Gross profit for the year was $907 million, up 18.6% over the $765 million reported for 2003. Gross profit as a percentage of net sales was 12.6% compared to 11.5% of net sales in 2003. The improvements reflect increased operating efficiencies, stronger foreign currencies and firm volumes.

For 2004, interest expense was $361 million, down from the $379 million for 2003. The decrease was the result of lower average debt outstanding compared to the prior year partially offset by higher average interest rates.

Debt and cash amounts were:

(dollars in millions)	December 31, 2004	September 30, 2004	December 31, 2003
Total debt	$3,872	$3,959	$3,939
Cash	471	295	401

	$3,401	$3,664	$3,538

Receivables securitization	$120	$160	$90

Net income for 2004 was $51 million. This compares to a net loss of $32 million for 2003.

Consolidated Statements of Operations (Unaudited)

(dollars in millions, except share and per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2004	2003	2004	2003
Net sales	$1,748	$1,591	$7,199	$6,630

Cost of products sold	1,454	1,327	5,884	5,442
Depreciation and amortization	78	79	308	326
Pension expense	26	27	100	97

Gross profit	190	158	907	765
Selling and administrative expense	94	95	363	337
Provision for restructuring	6	16	7	19
Provision for asbestos	35	44	35	44
Provision for asset impairments and loss/(gain) on sale of assets	47	30	47	73
Loss from early extinguishments of debt	2	3	39	12
Interest expense	91	99	361	379
Interest income	(3)	(4)	(8)	(11)
Translation and foreign exchange adjustments	(91)	(90)	(98)	(207)

Income/(loss) before income taxes, minority interests and equity earnings	9	(35)	161	119
Provision for income taxes	26	11	82	95
Minority interests and equity earnings	(10)	(8)	(28)	(56)

Net (loss)/income	($27)	($54)	$51	($32)

(Loss)/income per average common share:
Basic	($.16)	($.33)	$.31	($.19)

Diluted	($.16)	($.33)	$.30	($.19)

Weighted average common shares outstanding:
Basic	165,448,481	164,992,990	165,251,267	164,676,110
Diluted	170,465,839	166,663,913	168,809,775	165,972,972
Actual common shares outstanding	165,559,558	165,024,153	165,559,558	165,024,153

Diluted earnings per share for the three months ended December 31, 2004 and 2003 and for the twelve months ended December 31, 2003 were the same as basic because common shares contingently issuable upon the exercise of stock options were anti-dilutive.

Consolidated Balance Sheets (Condensed & Unaudited)

(dollars in millions)

December 31,	2004	2003
Assets
Current assets
Cash and cash equivalents	$471	$401
Receivables, net	900	794
Inventories	894	815
Prepaid expenses and other current assets	78	112

Total current assets	2,343	2,122

Goodwill	2,592	2,442
Property, plant and equipment, net	2,002	2,112
Other non-current assets	1,188	1,097

Total	$8,125	$7,773

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	$51	$69
Current maturities of long-term debt	25	161
Other current liabilities	2,004	1,806

Total current liabilities	2,080	2,036

Long-term debt, excluding current maturities	3,796	3,709
Other non-current liabilities and minority interests	1,972	1,888
Shareholders’ equity	277	140

Total	$8,125	$7,773

Consolidated Supplemental Financial Data (Unaudited)

(dollars in millions)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2004	2003	2004	2003
Net Sales

Americas	$699	$654	$2,858	$2,715
Europe	948	843	3,962	3,559
Asia	101	94	379	356

	$1,748	$1,591	$7,199	$6,630

Consolidated Statements of Cash Flows (Condensed & Unaudited)

(dollars in millions)

Twelve months ended December 31,	2004	2003
Cash flows from operating activities
Net income/(loss)	$51	($32)
Depreciation and amortization	308	326
Other, net	45	140

Net cash provided by operating activities	404	434

Cash flows from investing activities
Capital expenditures	(138)	(120)
Proceeds from sales of property, plant and equipment	39	35
Other, net	(8)	(15)

Net cash used for investing activities	(107)	(100)

Cash flows from financing activities
Net change in debt	(177)	(157)
Debt issue costs	(31)	(141)
Other, net	(38)	(30)

Net cash used for financing activities	(246)	(328)

Effect of exchange rate changes on cash and cash equivalents	19	32

Net change in cash and cash equivalents	70	38
Cash and cash equivalents at January 1	401	363

Cash and cash equivalents at December 31	$471	$401

Organizational Structure

The following chart shows a summary of Crown’s current organizational structure, as well as the applicable obligor under the refinancing plan indebtedness, other outstanding secured and unsecured notes, and Crown’s senior secured credit facilities as of the date of this prospectus. See “Capitalization.”

*	Guarantor of Crown Cork’s obligations under the unsecured notes. See “Description of Certain Indebtedness.”
**	Based on U.S. dollar equivalents of euro as of September 30, 2004.

Crown is a Pennsylvania corporation. Crown’s principal executive offices are located at One Crown Way, Philadelphia, Pennsylvania 19154, and its telephone number is (215) 698-5100. Crown European Holdings (formerly known as CarnaudMetalbox SA) is a French holding company (société anonyme) and an indirect, wholly-owned subsidiary of Crown.

The Exchange Offer

On September 1, 2004, we issued and sold €350 million principal amount of 6 1/4% First Priority Senior Secured Notes due 2011. On October 6, 2004, we issued and sold an additional €110 million principal amount of 6 1/4% First Priority Senior Secured Notes due 2011, bringing the aggregate principal amount of the 6 1/4% First Priority Senior Secured Notes due 2011 to €460 million.

In connection with each of these sales, we entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed to deliver this prospectus to you and to complete an exchange offer for the old notes.

Notes Offered	€460 million principal amount of 6 1/4% First Priority Senior Secured Notes due 2011.

The issuance of the new notes will be registered under the Securities Act. The terms of the new notes and old notes are identical in all material respects, except for transfer restrictions, registration rights relating to the old notes and certain provisions relating to increased interest rates in connection with the old notes under circumstances related to the timing of the exchange offer. You are urged to read the discussions under the heading “The New Notes” in this Summary for further information regarding the new notes.

The Exchange Offer	We are offering to exchange the old notes for up to €460 million principal amount of the new notes.

Old notes may be exchanged only in integral multiples of €1,000, as the case may be. In this prospectus, the term “exchange offer” means this offer to exchange new notes for old notes in accordance with the terms set forth in this prospectus and the accompanying letter of transmittal. You are entitled to exchange your old notes for new notes.

Expiration Date; Withdrawal of Tender

The exchange offer will expire at 12:00 p.m., New York City time, on March 24, 2005, or such later date and time to which it may be extended by us. The tender of old notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date of the exchange offer. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder thereof promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer

Our obligation to accept for exchange, or to issue new notes in exchange for, any old notes is subject to customary conditions relating to compliance with any applicable law or any applicable interpretation by the staff of the Securities and Exchange Commission, the receipt of any applicable governmental approvals and the absence of any actions or proceedings of any governmental agency or court which could materially impair Crown European Holdings’ ability to consummate the exchange offer. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes	If you wish to accept the exchange offer and tender your old notes, you must either:

•	complete, sign and date the Letter of Transmittal, or a facsimile of the Letter of Transmittal, in accordance with its instructions and the instructions in this prospectus, and mail or otherwise deliver such Letter of Transmittal, or the facsimile, together with the old notes and any other required documentation, to the exchange agent at the address set forth herein; or

•	instruct Euroclear or Clearstream, Luxembourg to transmit on your behalf a computer-generated message to the exchange agent in which you acknowledge and agree to be bound by the terms of, and to make all of the representations contained in, the Letter of Transmittal, which computer-generated message must be received by the exchange agent prior to 12:00 p.m., New York City time, on the expiration date.

Broker-Dealers

Each broker-dealer that receives new notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

Use of Proceeds	We will not receive any proceeds from the exchange offer. See “Use of Proceeds.”

Exchange Agent	JPMorgan Chase Bank, N.A. is serving as the exchange agent in connection with the exchange offer.

Federal Income Tax Consequences	The exchange of old notes for new notes pursuant to the exchange offer should not be a taxable event for federal income tax purposes. See “Material Tax Considerations.”

Consequences of Exchanging Old Notes Pursuant to the Exchange Offer

Based on certain interpretive letters issued by the staff of the Securities and Exchange Commission to third parties in unrelated transactions, Crown European Holdings is of the view that holders of old notes (other than any holder who is an “affiliate” of Crown European Holdings within the meaning of Rule 405 under the Securities Act) who exchange their old notes for new notes pursuant to the exchange offer generally may offer the new notes for resale, resell such new notes and otherwise transfer the new notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	the new notes are acquired in the ordinary course of the holders’ business;

•	the holders have no arrangement or understanding with any person to participate in a distribution of the new notes; and

•	neither the holder nor any other person is engaging in or intends to engage in a distribution of the new notes.

Each broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.” In addition, to comply with the securities laws of applicable jurisdictions, the new notes may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdiction or in compliance with an available exemption from registration or qualification. Crown European Holdings has agreed, under the registration rights agreements and subject to limitations specified in the registration rights agreements, to register or qualify the new notes for offer or sale under the securities or blue sky laws of the applicable jurisdictions as any holder of the notes reasonably requests in writing. If a holder of old notes does not exchange the old notes for new notes according to the terms of the exchange offer, the old notes will continue to be subject to the restrictions on transfer contained in the legend printed on the old notes. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. See “The Exchange Offer—Resales of New Notes.”

Crown European Holdings has applied to list the old notes on the Luxembourg Stock Exchange.

The New Notes

For a more complete description of the terms of the new notes, see “Description of the New Notes.”

Issuer	Crown European Holdings, a société anonyme organized under the laws of France.

Notes Offered	€460 million principal amount of 6 1/4% First Priority Senior Secured Notes due 2011.

Maturity	September 1, 2011.

Interest	Interest on the new notes is payable on March 1 and September 1 of each year beginning on March 1, 2005.

Ranking and Guarantees

The new notes will be senior obligations of Crown European Holdings, ranking senior in right of payment to all subordinated indebtedness of Crown European Holdings, and will be guaranteed on a senior basis by:

•	Crown and each of Crown’s U.S. restricted subsidiaries that are obligors under Crown’s credit facilities or that guarantee or otherwise become liable with respect to any indebtedness of Crown, Crown European Holdings or any guarantor including, without limitation, any indebtedness under Crown’s credit facilities; and

•	each of Crown European Holdings’ present and future restricted subsidiaries that guarantees or otherwise becomes liable with respect to any indebtedness of Crown, Crown European Holdings or any guarantor including, without limitation, any indebtedness under Crown’s credit facilities, or is otherwise an obligor under the credit facilities, unless the incurrence of such guarantee is prohibited by the laws of the jurisdiction of incorporation or formation of such restricted subsidiary.

The new notes and the new note guarantees will be structurally subordinated to all indebtedness of Crown’s non-guarantor subsidiaries, including certain of its non-U.S. subsidiaries, and will be effectively junior in right of payment to any indebtedness of Crown, Crown European Holdings and the subsidiary guarantors that is secured by assets not securing the new notes.

Upon the release of any note guarantor from its guarantee of all indebtedness of Crown or any of its subsidiaries, unless there is existing a default or event of default under the indenture governing the new notes, the guarantee of such new notes and any security securing the new notes by such guarantor will also be released.

Senior Indebtedness	As of September 30, 2004, Crown and its subsidiaries had approximately $4.0 billion of indebtedness, including $119 million that ranked effectively senior to the new notes (consisting of total indebtedness of non-guarantor subsidiaries of $146 million, less $27 million of finance subsidiary debt guaranteed by Crown). Borrowings under Crown’s senior secured credit facilities, to the extent they are secured by assets that do not secure the new notes, also rank effectively senior to the new notes.

Additional Indebtedness

Crown may be able to incur additional debt in the future, including debt secured by the collateral that secures the new notes as well as other assets that do not secure the new notes. Although Crown’s credit facilities contain, and the indenture governing the new notes offered hereby contains, restrictions on Crown’s ability to incur indebtedness, those restrictions are subject to a number of exceptions. Crown is able to borrow up to an aggregate of $500 million of indebtedness under its new senior secured credit facilities.

Net Sales and Gross Profit from Non-Guarantors

For the nine months ended September 30, 2004, the non-guarantor subsidiaries of Crown represented in the aggregate approximately 32% of consolidated net sales (calculated using $1.7 billion of net sales by non-guarantor subsidiaries for the nine months ended September 30, 2004, divided by consolidated net sales of $5.5 billion).

For the nine months ended September 30, 2004, the non-guarantor subsidiaries of Crown represented in the aggregate approximately 38% of consolidated gross profit (calculated using $269 million of gross profit from non-guarantor subsidiaries for the nine months ended September 30, 2004, divided by consolidated gross profit of $717 million).

Security

The new notes will be secured by first priority liens on the assets of Crown and its subsidiaries that from time to time secure Crown’s obligations under Crown’s credit facilities (which include substantially all of the assets of Crown and Crown’s U.S. subsidiaries and substantially all the assets of Crown European Holdings and certain of Crown European Holdings’ subsidiaries), except, in each case, for the additional bank collateral described below. Crown’s credit facilities are also secured by pari passu first priority liens on those assets including the additional bank collateral.

The additional bank collateral that secures the obligations of Crown and its subsidiaries under Crown’s credit facilities, but not the new notes, includes:

•	the capital stock of each of Crown’s U.S. subsidiaries (provided that the capital stock of Crown Cork is also pledged to secure the new notes); and

•	all of the capital stock of Crown European Holdings and certain of its non-U.S. subsidiaries.

The indenture governing the new notes permits, under certain circumstances, additional indebtedness to be secured by the collateral securing the new notes.

Principal Property

Under the terms of Crown’s outstanding unsecured notes (of which approximately $1.0 billion was outstanding as of September 30, 2004), if at any time the amount of Crown’s indebtedness secured by liens on its principal property (defined as a manufacturing or processing plant or warehouse, but excluding equipment or personalty therein) or the capital stock or indebtedness of its subsidiaries that own, operate or lease such principal properties under the applicable indentures and agreements exceeds 10% of its consolidated net tangible assets, Crown will be required to secure its obligations under such outstanding unsecured notes on an equal and ratable basis together with the new notes offered hereby and Crown’s outstanding first, second and third priority secured notes, the credit facilities and any other indebtedness secured by such assets. The security documents contain a provision limiting the amount of debt secured by such principal properties, capital stock and indebtedness to the extent necessary to prevent such outstanding unsecured notes from being so secured; provided that if such outstanding unsecured notes shall for any reason become entitled pursuant to their terms to be secured by a first priority lien on such principal properties, capital stock or indebtedness, then the full amount of the obligations under the new notes offered hereby and Crown’s outstanding first, second and third priority secured notes, the credit facilities and any other permitted secured indebtedness will be secured by first priority liens on such principal properties, capital stock and indebtedness.

Intercreditor Agreements

The trustee, on behalf of the holders of the new notes offered hereby, the bank agents, on behalf of the lenders under the credit facilities, and the trustees, on behalf of the holders of Crown’s outstanding second priority and third priority secured notes, have entered into two amended and restated intercreditor agreements which provide, among other things, that the bank agents, on behalf of the lenders under the credit facilities, hold a first priority security interest in the shared collateral (as well as the additional bank collateral), the trustee for the new notes offered hereby holds a first priority lien in the shared collateral (which excludes the additional bank collateral), the trustee for the second priority notes holds a second priority security interest in the shared collateral (which excludes the additional bank collateral), and the trustee for the third priority notes holds a third priority security interest in the shared collateral (which excludes the additional bank collateral). The amended and restated intercreditor agreements provide that, for so long as any obligations are outstanding under Crown’s credit facilities, the designated bank agent thereunder will have the exclusive right to instruct the collateral agent to manage, perform and enforce the terms of the security documents relating to the collateral and to exercise and enforce all privileges, rights and remedies thereunder according to its direction. Further, unless a default or event of default has occurred and is continuing under the new notes, the lenders under Crown’s credit facilities may, without the consent of the holders of the new notes, release any or all of the collateral securing both the new notes and the credit facilities including, without limitation, in connection with the repayment of the credit facilities, and, during the occurrence of an event of default, the lenders under the credit facilities may release collateral in connection with the foreclosure, sale or other disposition of such collateral to satisfy obligations under the credit facilities or upon consummation of any transfer or sale of assets permitted under the indentures. In addition, if the credit facilities are repaid in full and not refinanced with other secured debt, and there is no default or event of default then existing under the indentures, the liens securing the new notes and the second and third priority notes will be released. The amended and restated intercreditor agreements each provide that the holders of new notes will not enjoy any security interest in the additional bank collateral described in the second paragraph of “Security” above.

Global Participation and Proceeds Sharing Agreement

The trustee, on behalf of the holders of the new notes offered hereby, the bank agents, on behalf of the lenders under the credit facilities, and the trustees, on behalf of the holders of Crown’s outstanding second priority and third priority secured notes, have entered into an amended and restated global participation and proceeds sharing agreement. The amended and restated proceeds sharing agreement provides that from and after the occurrence of a principal payment default on or an acceleration of the new notes offered hereby, the credit facilities, the second priority notes, the third priority notes or any other debt subject to such agreement, which has not been waived, each obligor under the new notes, the credit facilities, the second and third priority notes and such other covered debt will be required to make all payments due under the new notes, the credit facilities the second and third priority notes and such other covered debt directly to a sharing agent to be placed into a sharing account. Generally, the sharing agent will disburse amounts to the trustee on behalf of the holders of the new notes, the bank agents on behalf of the lenders under the credit facilities, the trustees for the second and third priority notes and the representatives of such other covered debt on their behalf only after such item of debt has matured, whether at its final scheduled maturity or by acceleration, and then in the following priority:

•

in the case of proceeds received in respect of collateral securing any such debt, first to the bank agents under the credit facilities and to any other holder of debt (including the new notes offered hereby) secured by a first priority lien on any such collateral pro rata based on the amount of indebtedness secured, until all such debt is paid in full, second to the trustee under the indenture governing the second priority notes and to any other holder of debt secured by a second priority lien on any such collateral, until all such debt is paid in full, and third to the trustee under the indenture governing the third priority notes and to any other holder of debt secured by a third priority lien on any such collateral, until all such debt is paid in full; and

•	in the case of proceeds received other than in respect of collateral securing such debt, to the bank agents under the credit facilities, the trustee under the indenture governing the new notes offered hereby, the trustees under the indentures governing the second and third priority notes and to the holders of any other senior indebtedness subject to the amended and restated proceeds sharing agreement on a pro rata basis and, thereafter, to the holders of any subordinated indebtedness subject to the amended and restated proceeds sharing agreement. See “Description of the New Notes—Global Participation and Proceeds Sharing Agreement.”

Optional Redemption

Crown European Holdings may redeem some or all of the new notes at any time by paying a “make-whole” premium as set forth under “Description of the New Notes—Optional Redemption,” plus accrued and unpaid interest, if any, to the redemption date.

Optional Redemption After Certain Equity Offerings

Prior to September 1, 2007, Crown European Holdings may use the net cash proceeds from certain equity offerings of capital stock of Crown Holdings that are contributed to the common equity capital or are used to subscribe for qualified capital stock of Crown European Holdings to redeem up to 35% of the principal amount of the new notes, at a redemption price equal to 106.25% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date; provided that at least 65% of the aggregate principal amount of the new notes originally issued remain outstanding immediately after such redemption. See “Description of the New Notes—Optional Redemption.”

Redemption for Changes in Withholding Taxes

In the event Crown European Holdings has or would become obligated to pay additional amounts as a result of changes affecting certain withholding tax laws applicable to payments on the new notes, Crown European Holdings may redeem all, but not less than all, of such new notes at any time at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date. See “Description of the New Notes—Redemption of Notes for Changes in Withholding Taxes” and “—Additional Amounts.”

Change of Control

Upon a change of control of Crown, as defined under the caption “Description of the New Notes—Repurchase at the Option of Holders,” you will have the right, as a holder of new notes, to require Crown European Holdings to repurchase all or part of your new notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

Asset Sales

Crown European Holdings may have to use a portion of the net cash proceeds from selling assets to offer to purchase your new notes at a purchase price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date. See “Description of the New Notes—Repurchase at the Option of Holders.”

Additional Amounts

All payments made by Crown European Holdings or any guarantor with respect to the new notes will be made without withholding or deduction for taxes unless required by law or the interpretation or administration thereof. Subject to certain exceptions, if Crown European Holdings or any guarantor is required to withhold or deduct any amount for taxes from any payment made with respect to the new notes, Crown European Holdings or the guarantor will pay such additional amounts as may be necessary so that the net amount received by the holders after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See “Description of the New Notes—Additional Amounts.”

Restrictive Covenants	The indenture governing the new notes limits, among other things, Crown’s ability and the ability of its restricted subsidiaries (including Crown European Holdings) to:

•	incur additional debt;

•	pay dividends or make other distributions, repurchase capital stock, repurchase subordinated debt and make certain investments;

•	create liens and engage in sale and leaseback transactions;

•	create restrictions on the payment of dividends and other amounts to Crown or Crown European Holdings from restricted subsidiaries;

•	sell assets or merge or consolidate with or into other companies; and

•	engage in transactions with affiliates.

These covenants are subject to a number of important exceptions and limitations that are described under the caption “Description of the New Notes—Certain Covenants.”

Covenant Termination

If at any time the new notes are rated investment grade by both Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services and no default or event of default has occurred and is continuing under the indenture governing the new notes, Crown and its subsidiaries will no longer be subject to most of the covenants described under the captions “Restrictive Covenants” and “Change of Control” above with respect to the new notes and will not be required to offer to purchase the new notes from the net cash proceeds from selling assets that do not constitute collateral as described under the caption “Asset Sales” above. Crown and its subsidiaries will not subsequently become subject to such covenants notwithstanding that one or both of such rating agencies may subsequently decrease their ratings of the new notes to below investment grade status. See “Description of the New Notes—Certain Covenants.”

Risk Factors

An investment in the new notes involves risks. You should carefully consider all of the information in this prospectus. In particular, you should evaluate the specific risk factors set forth under the caption “Risk Factors” in this prospectus.

Summary Historical Consolidated Condensed Financial Data

The following table sets forth summary historical consolidated condensed financial data for Crown. The summary of operations and other data for each of the years in the three-year period ended December 31, 2003 and the balance sheet data as of December 31, 2001, 2002 and 2003 have been derived from Crown’s audited consolidated financial statements. The summary of operations and other data for the nine-month period ended September 30, 2004, the nine-month period ended September 30, 2003, and the balance sheet data as of September 30, 2004 and 2003 have been derived from Crown’s unaudited consolidated financial statements. You should read the following financial information in conjunction with, and it is qualified in reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Crown’s consolidated financial statements, the related notes and the other financial information in each of our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, which are incorporated by reference in this prospectus.

Year Ended December 31,	Nine Months Ended September 30,
2001(1)	2002(1)	2003	2003	2004
Summary of Operations Data:
Net sales	$7,187	$6,792	$6,630	$5,039	$5,451
Cost of products sold (excluding depreciation and amortization)	6,063	5,619	5,539	4,185	4,504
Depreciation and amortization	386	375	326	247	230

Gross profit	738	798	765	607	717
Goodwill amortization	113	—	—	—	—
Selling and administrative expense	310	317	337	242	269
Provision for asbestos	51	30	44	—	—
Provision for restructuring	48	19	19	3	1
Provision for asset impairments and loss/(gain) on sale of assets	213	247	73	43	—
Loss/(gain) from early extinguishments of debt	—	(28)	12	9	37
Interest expense	455	342	379	280	270
Interest income	(18)	(11)	(11)	(7)	(5)
Translation and exchange adjustments	10	27	(207)	(117)	(7)

Income/(loss) before income taxes, minority interests, equity earnings and cumulative effect of a change in accounting (2)	(444)	(145)	119	154	152
Provision for income taxes	528	30	95	84	56
Minority interests and equity earnings	(4)	(16)	(56)	(48)	(18)

Income/(loss) before cumulative effect of a change in accounting (2)	$(976)	$(191)	$(32)	$22	$78

Other Financial Data:
Cash flows provided by/(used in):
Operating activities	$310	$415	$434	$70	$30
Investing activities	(163)	591	(100)	(209)	(91)
Financing activities	(63)	(1,128)	(328)	45	(43)
Capital expenditures	168	115	120	82	97
Ratio of earnings to fixed charges (3)(4)	—	—	1.3	x	1.5	x	1.6	x

	(dollars in millions)
	December 31,			September 30, 2004
	2001	2002	2003
Balance Sheet Data (at end of period):
Cash and cash equivalents	$456	$363	$401	$295
Working capital (5)	(84)	(246)	86	268
Total assets	9,620	7,505	7,773	7,904
Total debt	5,320	4,054	3,939	3,959
Shareholders’ equity/(deficit)	804	(87)	140	233

(1)	The summary of operations and other data for the years ended December 31, 2001 and 2002 include the historical financial results of the following operations divested in 2002:

•	U.S. fragrance pumps business;
•	European pharmaceutical packaging business;
•	15% shareholding in Crown Nampak (Pty) Limited;
•	Central and East African packaging interests; and
•	89.5% of the equity interests of Constar International Inc.

Excluding the historical financial results of these divested operations, Net Sales for 2001 and 2002 would have been $6,283 million and $6,118 million, respectively, and Gross Profit for 2001 and 2002 would have been $668 million and $731 million, respectively. The following tables show a reconciliation of historical Net Sales and Gross Profit to Net Sales and Gross Profit excluding these divested operations (which is a non-GAAP measurement):

	(dollars in millions)
	Year Ended December 31, 2001
	Historical Amounts	Disposition Adjustments	Adjusted for Dispositions
Summary of Operations Data:
Net sales	$7,187	$(904)	$6,283
Cost of products sold (excluding depreciation and amortization)	6,063	(758)	5,305
Depreciation and amortization	386	(76)	310

Gross profit	738	(70)	668
Goodwill amortization	113	—	113
Selling and administrative expense	310	(28)	282
Provision for asbestos	51	—	51
Provision for restructuring	48	(2)	46
Provision for asset impairments and loss/(gain) on sale of assets	213	(204)	9
Interest expense	455	(44)	411
Interest income	(18)	—	(18)
Translation and exchange adjustments	10	(1)	9

Income/(loss) before income taxes, minority interests, equity earnings and cumulative effect of a change in accounting	(444)	209	(235)
Provision for income taxes	528	(6)	522
Minority interests and equity earnings	(4)	(1)	(5)

Income/(loss) before cumulative effect of a change in accounting	$(976)	$214	$(762)

	(dollars in millions)
	Year Ended December 31, 2002
	Historical Amounts	Disposition Adjustments	Adjusted for Dispositions
Summary of Operations Data:
Net sales	$6,792	$(674)	$6,118
Cost of products sold (excluding depreciation and amortization)	5,619	(558)	5,061
Depreciation and amortization	375	(49)	326

Gross profit	798	(67)	731
Selling and administrative expense	317	(22)	295
Provision for asbestos	30	—	30
Provision for restructuring	19	—	19
Provision for asset impairments and loss/(gain) on sale of assets	247	(243)	4
Gain from early extinguishments of debt	(28)	—	(28)
Interest expense	342	(15)	327
Interest income	(11)	—	(11)
Translation and exchange adjustments	27	(1)	26

Income/(loss) before income taxes, minority interests, equity earnings and cumulative effect of a change in accounting	(145)	214	69
Provision for income taxes	30	(15)	15
Minority interests and equity earnings	(16)	1	(15)

Income/(loss) before cumulative effect of a change in accounting	$(191)	$230	$39

(2)	Excludes a credit of $4 million in 2001 for the cumulative effect of a change in accounting for the adoption of SFAS 133, “Accounting for Derivatives and Hedging Activities.” Also excludes a charge of $1.014 billion in 2002 for the cumulative effect of a change in accounting for the adoption of SFAS 142, “Goodwill and Other Intangible Assets.”
(3)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, equity in earnings of affiliates, minority interests and cumulative effect of accounting changes plus fixed charges (exclusive of interest capitalized during the period), amortization of interest previously capitalized and distributed income from less-than-50%-owned companies. Fixed charges include interest incurred, expensed and capitalized, amortization of debt issue costs and the portion of rental expense that is deemed representative of an interest factor. For purposes of the covenants in the indenture governing the notes, the ratio of earnings to fixed charges is defined differently.
(4)	Earnings did not cover fixed charges by $442 million and $140 million for the years ended December 31, 2001 and 2002, respectively.
(5)	Working capital consists of current assets less current liabilities.

RISK FACTORS

An investment in the new notes involves a high degree of risk. You should consider carefully the following risks involved in investing in the new notes, as well as the other information contained in this prospectus, before deciding whether to exchange your old notes in the exchange offer. The risk factors related to the new notes and Crown’s business are also generally applicable to the old notes.

Risks Related to the Exchange Offer

If you fail to exchange your old notes for new notes your old notes will continue to be subject to restrictions on transfer.

We did not register the old notes under the Securities Act or any state securities laws, nor do we intend to after the exchange offer. In general, you may only offer or sell the old notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. If you do not exchange your old notes in the exchange offer, you will lose your right to have the old notes registered under the Securities Act, subject to certain limitations. If you continue to hold old notes after the exchange offer, you may be unable to sell the old notes.

If an active trading market for the new notes does not develop, the liquidity and value of the new notes could be harmed.

While application has been made to list the old notes on the Luxembourg Stock Exchange, there is no existing market for the new notes. An active public market for the new notes may not develop or, if developed, may not continue. If an active public market does not develop or is not maintained, you may not be able to sell your new notes at their fair market value or at all.

You must comply with the exchange offer procedures in order to receive new notes.

The new notes will be issued in exchange for the old notes only after timely receipt by the exchange agent of the old notes or a book-entry confirmation related thereto, a properly completed and executed letter of transmittal or an agent’s message and all other required documentation. If you want to tender your old notes in exchange for new notes, you should allow sufficient time to ensure timely delivery. None of us, Crown nor the exchange agent are under any duty to give you notification of defects or irregularities with respect to tenders of old notes for exchange. Old notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to the existing transfer restrictions. In addition, if you tender the old notes in the exchange offer to participate in a distribution of the new notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. For additional information, please refer to the sections entitled “The Exchange Offer” and “Plan of Distribution” later in this prospectus.

Risks Related to the New Notes

The substantial indebtedness of Crown could prevent it from fulfilling its obligations under the new notes and the new note guarantees.

Crown is highly leveraged. As a result of Crown’s substantial indebtedness, a significant portion of Crown’s cash flow will be required to pay interest and principal on its outstanding indebtedness, and Crown may not generate sufficient cash flow from operations, or have future borrowings available under its credit facilities, to enable it to pay its indebtedness, including the notes, or to fund other liquidity needs. As of September 30, 2004, Crown had approximately $4.0 billion of total indebtedness, including $119 million that ranked effectively senior to the notes, €22 million ($27 million U.S. dollar equivalent at September 30, 2004) of unsecured notes due in December 2004 (which were repaid in December 2004), $40 million of unsecured notes due in January 2005 (which were repaid in December 2004) and $269 million of unsecured notes due in December 2006 ($33 million of which were purchased by Crown in December 2004), and shareholders’ equity of $233 million. Crown’s senior secured revolving credit facilities will mature in February 2010.

The substantial indebtedness of Crown could have important consequences to you. For example, it could:

•	make it more difficult for Crown and its subsidiaries to satisfy their obligations with respect to the new notes, such as Crown European Holdings’ obligation to purchase new notes tendered as a result of a change in control of Crown;

•	increase Crown’s vulnerability to general adverse economic and industry conditions, including rising interest rates;

•	require Crown to dedicate a substantial portion of its cash flow from operations to service its indebtedness, thereby reducing the availability of its cash flow to fund future working capital, capital expenditures and other general corporate requirements;

•	require Crown to sell assets used in its business;

•	limit Crown’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; and

•	place Crown at a competitive disadvantage compared to its competitors that have less debt.

If its financial condition, operating results and liquidity deteriorate, Crown’s creditors may restrict its ability to obtain future financing and its suppliers could require prepayment or cash on delivery rather than extend credit to it. If Crown’s creditors restrict advances, Crown’s ability to generate cash flows from operations sufficient to service its short and long-term debt obligations will be further diminished.

Some of Crown’s indebtedness is subject to floating interest rates, which would result in Crown’s interest expense increasing if interest rates rise.

As of September 30, 2004, approximately $1.2 billion of Crown’s $4.0 billion of total indebtedness (including interest rate swaps) and other outstanding obligations were subject to floating interest rates. Changes in economic conditions could result in higher interest rates, thereby increasing Crown’s interest expense and reducing funds available for operations or other purposes. Crown’s annual interest expense was $379 million for 2003 and $270 million for the first nine months of 2004. Based on the amount of variable rate debt outstanding during 2003 (including interest rate swaps), a 1% increase in variable interest rates for 2003 would have increased its annual interest expense by $14 million. At September 30, 2004, four interest rate swaps were outstanding with a combined notional value of $900 million, which effectively convert $900 million of 9.5% fixed rate debt into variable rate debt, thereby increasing Crown’s exposure to variable interest rate fluctuations. Accordingly, Crown may experience economic losses and a negative impact on earnings as a result of interest rate fluctuations. Although Crown may use interest rate protection agreements from time to time to reduce its exposure to interest rate fluctuations in some cases, it may not elect or have the ability to implement hedges or, if it does implement them, they may not achieve the desired effect. See “Capitalization,” “Description of Certain Indebtedness” included in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Position—Market Risk,” in each of our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, which are incorporated by reference in this prospectus.

Despite current indebtedness levels and restrictive covenants, Crown may still be able to incur substantial additional debt, which could exacerbate the risks described above.

Crown may be able to incur additional debt in the future, including debt secured by the collateral that secures the notes as well as other assets that do not secure the notes. Although Crown’s new credit facilities and the indenture governing the new notes contain restrictions on Crown’s ability to incur indebtedness, those restrictions are subject to a number of exceptions. In addition, if Crown is able to designate some of its restricted subsidiaries under the indenture governing the new notes as unrestricted subsidiaries, those unrestricted subsidiaries would be permitted to borrow beyond the limitations specified in the indenture and engage in other activities in which restricted subsidiaries may not engage. Adding new debt to current debt levels could intensify the related risks that Crown and its subsidiaries now face. See “Capitalization” and “Description of Certain Indebtedness.”

Restrictive covenants in the indenture governing the notes, the new credit facilities and indentures and agreements governing Crown’s other current or future indebtedness could restrict Crown’s operating flexibility.

The new credit facilities, the indenture governing the new notes and the indentures and agreements governing Crown’s outstanding secured and unsecured notes contain, affirmative and negative covenants that limit the ability of Crown and its subsidiaries to take certain actions. These restrictions may limit Crown’s ability to operate its businesses and may prohibit or limit its ability to enhance its operations or take advantage of potential business opportunities as they arise. The new credit facilities require Crown to maintain specified financial ratios and satisfy other financial conditions. The new credit facilities and the indenture governing the new notes restrict, and the agreements or indentures governing Crown’s outstanding secured notes restrict, among other things, the ability of Crown and the ability of all or substantially all of its subsidiaries to:

•	incur additional debt;

•	pay dividends or make other distributions, repurchase capital stock, repurchase subordinated debt and make certain investments;

•	create liens and engage in sale and leaseback transactions;

•	create restrictions on the payment of dividends and other amounts to Crown or Crown European Holdings from subsidiaries;

•	sell assets and merge or consolidate with or into other companies; and

•	engage in transactions with affiliates.

In addition, the indentures and agreements governing Crown’s outstanding unsecured notes limit, among other things, the ability of Crown to enter into certain transactions, such as mergers, consolidations, asset sales, sale and leaseback transactions and the pledging of assets.

The breach of any of these covenants by Crown or the failure by Crown to meet any of these ratios or conditions could result in a default under any or all of such indebtedness. If a default occurs under any such indebtedness, all of the outstanding obligations thereunder could become immediately due and payable, which could result in a default under Crown’s other outstanding debt and could lead to an acceleration of obligations related to the new notes and other outstanding debt. The ability of Crown to comply with the provisions of the credit facilities, the indenture governing the new notes, the agreements or indentures governing other indebtedness it may incur in the future and its outstanding secured and unsecured notes can be affected by events beyond its control and, therefore, it may be unable to meet those ratios and conditions.

The value of the collateral securing the new notes may not be sufficient to satisfy Crown’s and its subsidiaries’ obligations under the new notes and the collateral securing the new notes may be reduced or diluted under certain circumstances.

In the event of foreclosure on the collateral, the proceeds from the sale of the collateral securing indebtedness under the new notes may not be sufficient to satisfy the new notes and Crown may not be able to continue operating its business. The outstanding second and third priority secured notes and the outstanding unsecured notes are not expressly subordinated to the new notes. To the extent that the collateral securing the new notes is insufficient to satisfy Crown’s and its subsidiaries’ obligations under the new notes, the new notes would become unsecured and pari passu with the other senior debt of Crown, including the outstanding second and third priority secured notes and the outstanding unsecured notes. Your rights to the collateral would be diluted by any increase in the indebtedness secured by the collateral, to the extent the indenture governing the new notes and the credit facilities permit the collateral to secure additional indebtedness. Guarantees of the new notes by certain subsidiaries may be limited so as not to violate applicable laws. By their nature, portions of the collateral may be illiquid and may have no readily ascertainable market value or realizable value apart from use in Crown’s operating businesses. The collateral is located in a number of countries, and the multi-jurisdictional nature of any foreclosure, including the impact of collateral realizable in multiple currencies, on the collateral may limit the realizable value of the collateral. Designation of an unrestricted subsidiary will reduce the aggregate value of the collateral to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released and the new notes will be structurally subordinated to the debt and other obligations of the unrestricted subsidiary and its subsidiaries. See “Description of the New Notes—Sufficiency of Collateral.”

At any time that the proceeds sharing agreement is not given effect, the new notes will also be effectively subordinated to Crown’s and its subsidiaries’ obligations under the credit facilities and any additional obligations to lenders and their affiliates permitted under such facilities to the extent that these obligations are secured by collateral that does not secure the new notes.

To the extent that Crown’s and its subsidiaries’ assets secure their obligations under the credit facilities and any other obligations they may have to lenders thereunder and their affiliates, such as in connection with interest rate and currency agreements, but do not secure the new notes, and the proceeds sharing agreement is not effective, the new notes will be effectively subordinated to such other obligations. The bank agent may, at any time and in its sole discretion, terminate the proceeds sharing agreement. In addition to the collateral from time to time securing the new notes and the new note guarantees, the obligations of the borrowers and the guarantors under the credit facilities are further secured by:

•	pledges of (1) the capital stock of substantially all of Crown’s U.S. subsidiaries (but the capital stock of Crown Cork will secure the new notes) and (2) all of the capital stock of certain foreign subsidiaries of Crown; and

•	substantially all of the assets (including, without limitation, capital stock and intercompany indebtedness) of any subsidiaries of Crown that are obligors under the credit facilities and which are not guarantors of the new notes.

The assets described in the preceding paragraph (except as set forth therein) do not secure the new notes. In the event of a bankruptcy, liquidation, reorganization or other winding up of Crown or any such subsidiary, if the proceeds sharing agreement is not in effect, those assets that do not secure the new notes will not be available to pay obligations under the new notes unless and until payment in full of the obligations under the credit facilities and such other obligations is made. Likewise, if the lenders under the credit facilities accelerate the obligations under such facilities, then those lenders would be entitled to exercise the remedies available to a secured creditor under applicable law, and, if the proceeds sharing agreement is not in effect, those lenders would have a claim on those assets that do not secure the new notes before any holder of new notes.

The indenture governing the new notes and the credit facilities permit Crown to repurchase Crown’s existing secured and unsecured notes, thereby reducing the amounts available to satisfy Crown’s obligations under the new notes.

The indenture governing the new notes and the credit facilities permit the repurchase by Crown of outstanding indebtedness that is not expressly subordinated in right of payment to the new notes and any such repurchases would reduce the amounts available to satisfy Crown’s obligations under the new notes. Crown’s outstanding secured and unsecured notes will not be expressly subordinated to the new notes. In the fourth quarter of 2004, Crown accepted for purchase and payment, pursuant to an offer to purchase, $33 million aggregate principal amount of outstanding 7.00% Notes due December 15, 2006 validly tendered in the offer for a purchase price of $1,050 per $1,000 principal amount ($235 million remain outstanding). Additionally, in the fourth quarter of 2004, the Company retired the entire $40 million remaining aggregate principal amount of outstanding 8.375% Notes due January 15, 2005. Crown may also from time to time consider repurchasing existing notes, including outstanding unsecured notes and second and third priority notes that are scheduled to mature after the maturity date of the new notes.

Both Crown and Crown European Holdings are holding companies with no direct operations and the new notes will be effectively subordinated to all indebtedness of Crown’s subsidiaries that are not guarantors of the new notes.

Both Crown and Crown European Holdings are holding companies with no direct operations. Their principal assets are the equity interests and investments they hold in their subsidiaries. As a result, they depend on dividends and other payments from their subsidiaries to generate the funds necessary to meet their financial obligations, including the payment of principal of and interest on their outstanding debt. Their subsidiaries are legally distinct from them and have no obligation to pay amounts due on their debt or to make funds available to them for such payment except as provided in the new note guarantees or pursuant to intercompany notes which may be pledged as collateral for the new notes. Not all of Crown’s or Crown European Holdings’ subsidiaries will guarantee the new notes. Specifically, none of (1) Crown European Holdings’ subsidiaries incorporated in African, Asian or Caribbean nations, Denmark, Finland, Greece, Hungary, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain and (2) Crown’s other foreign subsidiaries which are not also subsidiaries of Crown European Holdings will guarantee the new notes. A holder of new notes will not have any claim as a creditor against subsidiaries of Crown or Crown European Holdings that are not guarantors of the new notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those non-guarantor subsidiaries will be effectively senior to your claims. For the nine months ended September 30, 2004, the non-guarantor subsidiaries of Crown and Crown European Holdings would have represented in the aggregate approximately 32% of consolidated net sales.

The lenders under the credit facilities have the sole right to exercise remedies against the collateral for so long as the credit facilities are outstanding and, unless a default or event of default has occurred and is continuing, release the collateral securing the new notes, and may take actions detrimental to your rights as a holder of new notes.

The amended and restated intercreditor agreements provide that the lenders under the credit facilities have the exclusive right to manage, perform and enforce the terms of the security documents relating to the collateral, and to exercise and enforce all privileges, rights and remedies thereunder, including to take or retake control or possession of the collateral and to hold or dispose of the collateral and including certain privileges, rights and remedies that holders of the notes would otherwise have available in a bankruptcy or insolvency proceeding. Under the terms of the intercreditor agreements, if the lenders under the credit facilities release all or any portion of the collateral securing the credit facilities for any reason whatsoever, including, without limitation, in connection with any sale of assets, the collateral so released will no longer secure Crown European Holdings’ and the guarantors’ obligations under the new notes if at the time of such release no default or event of default has occurred and is continuing with respect to the new notes. In addition, if the credit facilities are repaid in full and not refinanced with other secured debt, and there is no default or event of default then existing under the indentures, the liens securing the new notes will be released. If the liens securing the new notes are released, the new notes would become unsecured and pari passu with the other senior debt of Crown, including the outstanding second and third priority secured notes and the outstanding unsecured notes. See “Description of Certain Indebtedness.” If an event of default has occurred, the lenders under the credit facilities may release collateral in connection with the foreclosure, sale or other disposition of such collateral to satisfy obligations under the credit facilities or upon consummation of any transfer or sale of assets constituting collateral permitted under the indentures and the credit facilities. Any collateral released would cease to act as security for the new notes and the guarantees of the new notes, as well as Crown European Holdings’ and the guarantors’ obligations under the credit facilities and any other indebtedness which is secured by such collateral. In addition, because the lenders under the credit facilities control the disposition of the collateral securing the credit facilities and the new notes, if there were an event of default under the new notes, the lenders could decide not to proceed against the collateral, regardless of whether or not there is a default under the credit facilities. In such event, the only remedy available to the holders of the new notes would be to sue for payment on the new notes and the new note guarantees. By virtue of the direction of the administration of the pledges and security interests and the release of collateral, actions may be taken under the collateral documents that may be detrimental to your rights as a holder of new notes.

If the priority of the liens securing the new notes becomes subordinated to the liens securing the second priority notes and third priority notes, your ability to recover your investment in the new notes may be adversely impacted.

The priority of the liens securing the new notes relative to the liens securing the second priority notes and the third priority notes are governed by the amended and restated intercreditor agreements described herein. Under the laws of many of the jurisdictions governing the creation or perfection of security interests in the assets of Crown and its subsidiaries which secure the new notes, the priority of liens on such assets is determined by the date of filing or recording of the associated security document or, where applicable, the date of perfection of the security interest. This means that indebtedness that is intended to benefit from a first priority security interest in an item of collateral may have a junior interest, as a matter of local law, when compared to a previously filed or perfected security interest notwithstanding that the original security interest is intended to be junior to the new security interest. In such jurisdictions the liens securing the second and third priority notes will have a priority lien to the lien securing the new notes as a matter of law. Through the amended and restated intercreditor agreements, the trustees on behalf of the holders of the second priority notes and the third priority notes have agreed that their liens would be junior to the liens securing the new credit facilities and the new notes offered hereby. If, notwithstanding the fact the intercreditor agreements are governed by New York law and that the new notes have the benefit of the proceeds sharing agreement, a court in one or more of such jurisdictions were to find that these lien subordination and global proceeds sharing terms were invalid or unenforceable with respect to one or more items of collateral securing the new notes, the holders of second priority notes and third priority notes may be entitled to recover amounts realized from the foreclosure or sale of such collateral before the holders of new notes. As a result, the holders of new notes may recover less (or nothing at all) relative to the holders of second lien notes and third lien notes.

The amended and restated proceeds sharing agreement may reduce and/or delay your recovery under the new notes.

Under the terms of the amended and restated proceeds sharing agreement, on and after the occurrence of a principal payment default or an acceleration of the new notes, the credit facilities or any other debt covered by the amended and restated proceeds sharing agreement, the obligors under the new notes, the credit facilities and such other covered debt will be required to cause Crown and each other applicable obligor to make all payments and other distributions due to the holders of the new notes, the lenders under the credit facilities and the holders of such other covered debt directly to the sharing agent under the proceeds sharing agreement to be placed into a sharing account. Generally, the sharing agent will disburse amounts to the trustee on behalf of the holders of the new notes, the bank agent under the credit facilities and the representatives of the holders of such other covered debt for their benefit only after such item of debt has matured and then in accordance with the priority specified in the agreement.

The holders of the new notes may recover less after giving effect to the amended and restated proceeds sharing agreement than what they otherwise would have recovered if the new notes were not subject to the amended and restated proceeds sharing agreement. This is because holders of the new notes and lenders under the credit facilities must share their recoveries ratably and the amended and restated proceeds sharing agreement permits the lenders under such facilities to seek recovery of any shortfall from holders of the new notes. Accordingly, holders of the new notes may recover less than the full amount of their new notes even if the value of the Crown European Holdings collateral exceeds the amount of new notes outstanding. See “Description of the New Notes—Global Participation and Proceeds Sharing Agreement.”

The note guarantee of a subsidiary guarantor will be released if such subsidiary guarantor no longer guarantees or is otherwise an obligor of indebtedness of Crown or any of its subsidiaries.

Any subsidiary guarantee of the new notes may be released without action by, or consent of, any holder of the new notes or the trustee under the indenture if the subsidiary guarantor is no longer a guarantor or an obligor of other indebtedness of Crown or any of its subsidiaries. The lenders under the credit facilities have the discretion to release the subsidiary guarantees under the credit facilities in a variety of circumstances. In the case of the release of collateral consisting of the stock of a subsidiary guarantor, that release would cause the subsidiary guarantor’s guarantee to be released if the release occurs in the context of an asset sale of such subsidiary guarantor that is not prohibited by the credit facilities or the related security documents. Upon release of a subsidiary guarantor of the new notes under its subsidiary guarantee, the security documents related to the indenture provide that the security interests in the assets of that subsidiary guarantor securing the new notes and note guarantees will be released simultaneously. You will not have a claim as a creditor against any subsidiary that is no longer a subsidiary guarantor of the new notes, and the indebtedness and other liabilities, including trade payables, whether secured or unsecured, of those subsidiaries will effectively be senior to your claims.

Insolvency and administrative laws could limit your ability to enforce your rights under the new notes, the new note guarantees and the security documents.

Your rights under the new notes, the new note guarantees and the security documents will be subject to the insolvency and administrative laws of several jurisdictions and you may not be able to effectively enforce your rights in such complex, multiple bankruptcy or insolvency proceedings. The new notes will be issued by Crown European Holdings, which is organized under the laws of France, and the new notes will be guaranteed by and secured by the assets of subsidiaries of Crown in the United States and subsidiaries of Crown European Holdings in Belgium, Canada, France, Germany, Mexico, Switzerland and the United Kingdom. In the event of a bankruptcy or insolvency event, proceedings could be initiated in France, the United States, the UK or in one or more other jurisdictions in which the guarantors or the collateral are domiciled. Such multi-jurisdictional proceedings are likely to be complex and costly for creditors and otherwise may result in greater uncertainty and delay regarding the enforcement of your rights. In addition, in actions brought in countries outside of the United States, courts may choose to apply their own law rather than the law of the State of New York, which governs the indenture, the new notes and the new note guarantees. The application of foreign law may limit your ability to enforce your rights under the new notes, the new note guarantees and the security documents. See “Description of the New Notes—Certain Bankruptcy and Fraudulent Transfer Limitations” and “Description of the New Notes—Enforceability of Judgments.”

The new notes and the new note guarantees and the granting of the collateral securing the new note guarantees may be voidable, subordinated or limited in scope under laws governing fraudulent transfers and insolvency.

Fraudulent transfer and insolvency laws may void, subordinate or limit the new notes, new note guarantees and the granting of collateral securing the new notes. See “Description of the New Notes—Certain Bankruptcy and Fraudulent Transfer Limitations.”

United States

Under U.S. federal bankruptcy laws or comparable provisions of state fraudulent transfer laws, the issuance of the new note guarantees by Crown and the U.S. subsidiary guarantors could be voided, or claims in respect of such liens or obligations could be subordinated to all of their other debts and other liabilities, if, among other things, at the time Crown and/or the U.S. subsidiary guarantors issued the related new note guarantees, Crown or the applicable subsidiary guarantor intended to hinder, delay or defraud any present or future creditor; or received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness and either:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which Crown’s or such subsidiary guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

By its terms, the new note guarantee of each U.S. subsidiary guarantor will limit the liability of each such guarantor to the maximum amount it can pay without the new note guarantee being deemed a fraudulent transfer.

United Kingdom

Under UK insolvency law, a court may, upon application, set aside certain types of preliquidation transactions and rescind a transaction entered into by such company at an undervalue (which is similar to less than fair value), if such company was insolvent at the time of, or in consequence of, the transaction and enters into a liquidation or administration within two years of the completion of the transaction. In addition, under UK insolvency law, the liabilities of guarantors organized in the UK in respect of the guarantees of the new notes will be paid in the event of an insolvency after certain debts which are entitled to priority under UK law.

France

A French court may, under certain circumstances, set aside a guarantee granted by a French company for the benefit of another company if the guarantor derives no corporate benefit of its own from such transaction or if the liability assumed by the guarantor exceeds the guarantor’s financial resources. A French court may also refuse to enforce a guarantee if it is determined that the company granting such guarantee was insolvent at the time the guarantee was granted. In addition, a French court may grant a debtor or guarantor a period of time to perform its obligation. The liabilities and obligations of any guarantor incorporated in France shall be limited to the extent required by applicable law to the amount any guarantor can pay without exceeding its financial capacity or otherwise resulting in insolvency of the guarantor.

Other

The laws of each of the jurisdictions in which the non-U.S. subsidiary guarantors are organized limit the ability of these subsidiaries to guarantee and secure debt of a parent company. These limitations arise under various provisions or principles of corporate law which include provisions requiring a subsidiary guarantor to receive adequate corporate benefit from the financing, rules governing preservation of share capital, thin capitalization and fraudulent transfer principles. In many of these jurisdictions, including Belgium, Canada, Germany and Switzerland, the new note guarantees and/or security documents will contain language limiting the amount of debt or the type of assets guaranteed and secured so that applicable local law restrictions will not be violated. Accordingly, if you were to enforce the new note guarantees and security interests of the subsidiary guarantors in these jurisdictions, your claims may be limited. Furthermore, although we believe that the new note guarantees and security interests of these subsidiary guarantors are enforceable (subject to local law restrictions), a third party creditor may challenge these new note guarantees and security interests and prevail in court.

The new credit facilities provide that certain change of control events constitute an event of default. In the event of a change of control, Crown and Crown European Holdings may not be able to satisfy all of their obligations under the credit facilities, the new notes or other indebtedness.

Crown or Crown European Holdings may not have sufficient assets or be able to obtain sufficient third party financing on favorable terms to satisfy all of its obligations under the new credit facilities, the new notes or other indebtedness in the event of a change of control. If Crown or Crown European Holdings experiences specific kinds of changes of control, Crown European Holdings will be required to offer to repurchase all outstanding new notes. However, the credit facilities provide that certain change of control events will constitute an event of default under such facilities. Such an event of default would entitle the lenders thereunder to, among other things, cause all outstanding debt obligations under the credit facilities to become due and payable and to proceed against the collateral securing such credit facilities, which includes collateral securing the new notes and the new note guarantees. Any event of default or acceleration of the credit facilities will likely also cause a default under the terms of the other indebtedness of Crown.

In addition, the new credit facilities contain, and any future credit facilities or other agreements to which Crown becomes a party may contain, restrictions on its ability to offer to repurchase the new notes in connection with a change of control. In the event a change of control occurs at a time when it is prohibited from offering to purchase the new notes, Crown European Holdings could seek consent to offer to purchase the new notes or attempt to refinance the borrowings that contain such a prohibition. If it does not obtain the consent or refinance the borrowings, Crown European Holdings would remain prohibited from offering to purchase the new notes. In such case, the failure by Crown European Holdings to offer to purchase the new notes would constitute a default under the indenture governing the new notes, which, in turn, could result in amounts outstanding under any future credit facility or other agreement relating to indebtedness being declared due and payable. Any such declaration could have adverse consequences to Crown, Crown European Holdings and the holders of the new notes.

Crown may enter into transactions that would not constitute a change of control that could affect Crown’s ability to satisfy its obligations under the new notes.

Legal uncertainty regarding what constitutes a change of control and the provisions of the indenture may allow Crown to enter into transactions, such as acquisitions, refinancings or recapitalizations, that would not constitute a change of control but may increase Crown’s outstanding indebtedness or otherwise affect Crown’s ability to satisfy its obligations under the new notes. The definition of change of control includes a phrase relating to the transfer of “all or substantially all” of the assets of Crown and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, your ability to require Crown European Holdings to repurchase new notes as a result of a transfer of less than all of the assets of Crown to another person may be uncertain.

From and after the time when the new notes are rated investment grade, Crown will not be subject to most of the covenants in the indenture governing the new notes.

At any time when the new notes are rated “investment grade” by both Standard & Poor’s Ratings Services and Moody’s Investors Service, Inc., Crown and its restricted subsidiaries will not be subject to most of the covenants contained in the indenture governing the new notes. This may permit the taking of actions that would be detrimental to the interests of the holders of new notes and that would otherwise have been prohibited by the covenants. Crown and its restricted subsidiaries will not subsequently become subject to such covenants notwithstanding that one or both of such rating agencies may subsequently reduce the ratings of the new notes to below investment grade status.

Crown may engage in acquisitions, divestitures and other material transactions which may reduce the value of the collateral securing the new notes or be detrimental to your rights as a holder of new notes.

Crown is continuously evaluating its existing assets, businesses and operations and considering acquisitions and divestitures that may strengthen its business portfolio and improve its competitive position and financial results. Crown may from time to time divest or acquire assets and businesses, acquire or issue debt or equity or otherwise materially restructure its operations. Crown may effect one or more of these transactions at such time or times as it determines to be appropriate. The indenture governing the new notes, the credit facilities and the indentures and agreements governing Crown’s other current or future indebtedness contain restrictive covenants that limit the ability of Crown and its subsidiaries to take certain of such actions. However, there can be no assurance that such restrictions will adequately protect the value of the new notes or the sufficiency of the collateral or cash flow necessary for Crown to satisfy its obligations under the new notes. See “Description of the New Notes—Sufficiency of Collateral.”

Risks Related to Crown’s Business

Pending and future asbestos litigation and payments to settle asbestos-related claims could reduce Crown Cork’s cash flow and negatively impact Crown Cork’s financial condition.

Crown Cork is one of many defendants in a substantial number of lawsuits filed throughout the United States by persons alleging bodily injury as a result of exposure to asbestos. In 1963, Crown Cork acquired a subsidiary that had two operating businesses, one of which is alleged to have manufactured asbestos-containing insulation products. Crown Cork believes that the business ceased manufacturing such products in 1963.

Crown Cork recorded pre-tax charges of $255 million, $51 million, $30 million, $44 million and $35 million to increase its accrual for asbestos-related liabilities in 2000, 2001, 2002, 2003 and 2004, respectively. As of December 31, 2004, Crown Cork’s accrual for pending and future asbestos-related claims was $233 million and Crown Cork estimates that its range of potential liability for pending and future asbestos claims that are probable and estimable is between $233 million and $351 million. Crown Cork’s accrual includes estimates for probable costs for claims through the year 2014. The upper end of Crown Cork’s estimated range of possible asbestos costs of $351 million includes claims beyond that date. Assumptions underlying the accrual and the range of potential liability include that claims for exposure to asbestos that occurred after the sale of the subsidiary’s insulation business in 1964 would not be entitled to settlement payouts and that the Texas and Mississippi tort reform legislation and Pennsylvania asbestos legislation described in Crown’s SEC filings and consolidated financial statements, and the Ohio legislation described below, are expected to have a highly favorable impact on Crown Cork’s ability to settle or defend against asbestos-related claims in those states, and other states where Pennsylvania law may apply. For a description of certain litigation regarding the Texas tort reform legislation and the Pennsylvania asbestos legislation, see “Note I—Asbestos-Related Liabilities” to the Unaudited Consolidated Financial Statements of Crown Cork & Seal Company, Inc. as of and for the nine months ended September 30, 2004 included herein.

In January 2005 the State of Ohio enacted legislation that limits the asbestos-related liabilities under state law of companies such as Crown Cork that allegedly incurred these liabilities because they are successors by corporate merger to companies that had been involved with asbestos. The new legislation caps asbestos-related liabilities at the fair market value of the predecessor’s total gross assets adjusted for inflation. Crown Cork has paid significantly more for asbestos-related claims than the total adjusted value of its predecessor’s assets. Crown Cork intends to integrate the legislation into its claims defense strategy. The Company cautions, however, that the legislation may be challenged and there can be no assurance regarding the ultimate effect of the legislation on Crown Cork.

Crown Cork made cash payments of $118 million, $114 million, $68 million and $41 million in 2001, 2002, 2003 and 2004, respectively, for asbestos-related claims. These payments have reduced and any such future payments will reduce the cash flow available to Crown Cork for its business operations and debt payments.

Asbestos-related pay-outs and defense costs may be significantly higher than those estimated by Crown Cork because the outcome of this type of litigation (and, therefore, Crown Cork’s reserve and range of potential liabilities) is subject to a number of assumptions and uncertainties, such as the number or size of asbestos-related claims or settlements, the number of financially viable responsible parties, the extent to which Texas, Mississippi and Ohio statutes relating to asbestos liability are upheld and/or applied by Texas, Mississippi and Ohio courts, respectively, the extent to which a Pennsylvania statute relating to asbestos liability is upheld and/or applied by courts in states other than Pennsylvania, Crown Cork’s ability to obtain resolution without payment of asbestos-related claims by persons alleging first exposure to asbestos after 1964, and the potential impact of any pending or future asbestos-related legislation, including potential U.S. federal legislation described in Crown’s consolidated financial statements. Accordingly, Crown Cork may be required to make payments for claims substantially in excess of its accrual and range of potential liability, which could reduce Crown’s cash flow and impair Crown’s ability to satisfy its obligations under the new notes. As a result of the uncertainties regarding its asbestos-related liabilities and its reduced cash flow, the ability of Crown to raise new money in the capital markets has become increasingly difficult and more costly, and Crown may not be able to access the capital markets in the future. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Provision for Asbestos,” “—Critical Accounting Policies,” “Crown’s Business—Legal Proceedings,” “Note K—Provision for Asbestos” to the 2003 Consolidated Financial Statements of Crown Holdings, Inc., “Note K—Provision for Asbestos” to the 2003 Consolidated Financial Statements of Crown Cork & Seal Company, Inc., “Note I—Asbestos-Related Liabilities” to the Unaudited Consolidated Financial Statements of Crown Holdings, Inc. as of and for the nine months ended September 30, 2004, contained in our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, which are incorporated by reference in this prospectus and “Note I—Asbestos-Related Liabilities” to the Unaudited Consolidated Financial Statements of Crown Cork & Seal Company, Inc. as of and for the nine months ended September 30, 2004, which are included herein.

Crown has significant pension plan obligations worldwide and significant underfunded U.S. post-retirement obligations, which could decrease cash available to satisfy obligations under the new notes.

Pension contributions and payments under Crown’s retiree medical plans may decrease cash available to pay Crown’s obligations under the new notes. Crown sponsors various pension plans worldwide, with the largest funded plans in the UK, U.S. and Canada. In 1999, 2000, 2001, 2002, 2003 and 2004, Crown contributed $22 million, $26 million, $118 million, $144 million, $122 million and $171 million, respectively, to these plans. Pension expense in 2004 increased to $100 million from $97 million in 2003, primarily due to lower discount rates as of December 31, 2003. A 0.25% change in the expected rate of return would change 2004 pension expense by approximately $8 million. A 0.25% change in the discount rates would change 2004 pension expense by approximately $11 million.

Crown has significant current funding obligations for pension benefits. Crown had no minimum U.S. pension funding requirement on a calendar year basis for 2003. However, Crown contributed $85 million to its U.S. pension plan in 2003. Crown’s minimum U.S. pension funding requirement in calendar year 2004 was $85 million and Crown contributed $125 million to its U.S. pension plan in 2004.

Crown’s U.S. pension plan is significantly underfunded, and its U.S. retiree medical plans are unfunded. As of December 31, 2003, Crown’s U.S. pension plan was underfunded on a termination basis by approximately $760 million. The Crown pension plan assets consist primarily of common stocks and fixed income securities. If the performance of investments in the plan does not meet Crown’s assumptions, the underfunding of the pension plan may increase and Crown may have to contribute additional funds to the pension plan. An increase in pension contributions could decrease Crown’s cash available to pay its outstanding obligations, including the new notes. While its U.S. pension plan continues in effect, Crown continues to incur additional pension obligations.

The Crown pension plan is subject to the Employee Retirement Income Security Act of 1974, or ERISA. Under ERISA, the Pension Benefit Guaranty Corporation, or PBGC, has the authority to terminate an underfunded plan under certain circumstances. In the event its U.S. pension plan is terminated for any reason while the plan is underfunded, Crown will incur a liability to the PBGC that may be equal to the entire amount of the underfunding.

In addition, as of December 31, 2003, the unfunded “accumulated postretirement benefit obligation,” calculated in accordance with generally accepted accounting principles, for retiree medical benefits was approximately $653 million, based on assumptions set forth in Crown’s consolidated financial statements.

Crown could be liable for Constar’s pension obligations, which could decrease cash available to satisfy obligations under the new notes.

Under certain circumstances, Crown may be liable for the pension obligations of Constar International Inc., Crown’s former subsidiary that engaged in an initial public offering in 2002, which could decrease Crown’s cash available to pay its outstanding obligations, including the new notes. At the time of the Constar initial public offering, Constar assumed sponsorship of the Crown pension plan which covered all active and former hourly employees and certain former salaried employees of Constar. Such plan was underfunded by approximately $24 million when it was assumed by Constar. The Constar pension plan is subject to ERISA. Under ERISA, the PBGC has the authority to terminate an underfunded plan under certain circumstances. If the Constar pension plan is terminated within five years of the completion of the Constar initial public offering, the PBGC may bring a claim under ERISA to hold Crown liable for the Constar pension plan underfunding if it is determined that a principal purpose of the Constar initial public offering was to evade pension liability. Crown does not believe that is the case. The actual amount for which Crown may become liable in the future depends on the future funding status of the Constar pension plan. In any case, if this claim is brought against Crown in the future, it may be costly to defend and the claim may reduce Crown’s liquidity.

Crown had net operating losses in recent years and may not generate profits in the future.

Continuing operating losses limit Crown’s ability to service its debt and fund its operations. For the fiscal years ended December 31, 2001, 2002 and 2003, Crown had consolidated losses before cumulative effect of a change in accounting of approximately $976 million, $191 million and $32 million, respectively. For the nine months ended September 30, 2004, Crown had consolidated income before cumulative effect of a change in accounting of $78 million. Crown may not generate net income from operations in the future.

Crown’s principal markets are subject to overcapacity and intense competition, which could reduce Crown’s net sales and net income.

The worldwide food and beverage can markets have experienced limited growth in demand in recent years. Food and beverage cans are standardized products, allowing for relatively little differentiation among competitors. This led to overcapacity and price competition among food and beverage producers, as capacity growth outpaced the growth in demand for food and beverage cans. These market conditions reduced product prices, which contributed to declining revenue and net income and increasing debt balances that Crown experienced in recent years. The North American food and beverage can market, in particular, is considered to be a mature market, characterized by slow growth and a sophisticated distribution system. Price-driven competition has increased as producers seek to capture more sales volumes in order to keep their plants operating at optimal levels and reduce unit costs.

Competitive pricing pressures, overcapacity, the failure to develop new product designs and technologies for the products, as well as other factors could cause Crown to lose existing business or opportunities to generate new business and could result in decreased cash flow and net income.

Crown is subject to competition from substitute products, which could result in lower profits and reduced cash flows.

Crown is subject to substantial competition from producers of alternative packaging made from glass and plastic, particularly from producers of plastic food and beverage containers, whose market has grown substantially over the past several years. Crown’s sales depend heavily on the volumes of sales by Crown’s customers in the food and beverage markets. Changes in preferences for products and packaging by consumers of prepackaged food and beverage cans significantly influence Crown’s sales. Changes in packaging by Crown’s customers may require Crown to re-tool manufacturing operations, which could require material expenditures. In addition, a decrease in the costs of, or a further increase in consumer demand for, alternative packaging could result in lower profits and reduced cash flows.

Crown is subject to the effects of fluctuations in foreign exchange rates, which may reduce its net sales and cash flow.

Crown is exposed to fluctuations in foreign currencies as a significant portion of its consolidated net sales, and some of its costs, assets and liabilities, are denominated in currencies other than the U.S. dollar. For the fiscal years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, Crown derived approximately 60%, 63%, 70% and 70%, respectively, of its consolidated net sales from sales in foreign currencies. In its consolidated financial statements, Crown translates local currency financial results into U.S. dollars based on average exchange rates prevailing during a reporting period. During times of a strengthening U.S. dollar, its reported international revenue and earnings will be reduced because the local currency will translate into fewer U.S. dollars. Conversely, a weakening U.S. dollar will effectively increase the dollar-equivalent of Crown’s expenses denominated in foreign currencies. Repayment of $428 million of existing term loan borrowings and U.S. dollar denominated revolving credit facility borrowings with proceeds from the refinancing increased the amount of Crown’s outstanding debt denominated in euros and increased Crown’s exposure to a weakening U.S. dollar. Crown’s translation and exchange adjustments reduced reported income before tax by $10 million in 2001, by $27 million in 2002 and increased reported income before tax by $207 million in 2003 and by $7 million in the first nine months of 2004. Although Crown may use currency exchange rate protection agreements from time to time to reduce its exposure to currency exchange rate fluctuations in some cases, it may not elect or have the ability to implement hedges or, if it does implement them, they may not achieve the desired effect. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Position—Market Risk” in our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, which are incorporated by reference in this prospectus.

Crown’s international operations are subject to various risks that may lead to decreases in its financial results.

The risks associated with operating in foreign countries may have a negative impact on Crown’s liquidity and net income. Crown’s international operations generated approximately 60%, 63%, 70% and 70% of its consolidated net sales in 2001, 2002, 2003, and the first nine months of 2004, respectively. The business strategy of Crown includes continued expansion of international activities. However, Crown’s international operations are subject to various risks associated with operating in foreign countries, including:

•	restrictive trade policies;

•	inconsistent product regulation or policy changes by foreign agencies or governments;

•	duties, taxes or government royalties, including the imposition or increase of withholding and other taxes on remittances and other payments by non-U.S. subsidiaries;

•	foreign exchange rate risks;

•	difficulty in collecting international accounts receivable and potentially longer payment cycles;

•	increased costs in maintaining international manufacturing and marketing efforts;

•	non-tariff barriers and higher duty rates;

•	difficulties in enforcement of contractual obligations and intellectual property rights;

•	exchange controls, such as those found in Thailand;

•	national and regional labor strikes;

•	political, social and economic instability;

•	taking of property by nationalization or expropriation without fair compensation (in 2000, a Crown plant in Moldova was expropriated);

•	imposition of limitations on conversions of foreign currencies into dollars or payment of dividends and other payments by non-U.S. subsidiaries;

•	hyperinflation and currency devaluation in certain foreign countries, including the countries of Eastern Europe and Turkey, where such currency devaluation could affect the amount of cash generated by operations in those countries and thereby affect Crown’s ability to service the new notes; and

•	war, civil disturbance and acts of terrorism.

In addition to the risks listed above, adverse economic conditions in Argentina and Brazil have contributed to reduced sales in those jurisdictions from 2001 levels and a $25 million write down of Crown’s assets in Argentina in 2003. While the reduction in sales in Argentina and Brazil is not likely to have a material impact on noteholders, there can be no guarantee that a continued deterioration of economic conditions in those countries would not have a material impact.

Crown’s profits will decline if the price of raw materials or energy rises and it cannot increase the price of its products.

Crown uses various raw materials, such as aluminum and steel for metals packaging, and various types of resins, which are petrochemical derivatives, for plastics packaging in its manufacturing operations. Sufficient quantities of these raw materials may not be available in the future. Moreover, the prices of certain of these raw materials, such as aluminum, steel and resin, have historically been subject to volatility. In addition, the political situation in Iraq and Russia may cause additional volatility in the price of petrochemicals. Supplier consolidations and recent government regulations provide additional uncertainty as to the level of prices at which Crown might be able to source raw materials in the future.

In early 2004, several U.S. steel suppliers began assessing a price surcharge on Crown’s purchases of steel. Suppliers have indicated that a shortage of raw materials to produce steel and increased global demand, primarily in China, have combined to create the need for steel price increases for their customers. The steel price increases vary in the amount, but are generally significant. Several suppliers have also indicated that they intend to further increase steel prices, and the current market environment has resulted in a tighter supply of steel which could require allocation among their steel purchasing customers.

As a result of the steel price increases, Crown in 2004 implemented significant price increases in all of its steel product categories. The impact on Crown’s earnings for 2004 was not material as a result of the pass-through of increased cost to customers. However, there can be no assurance that Crown will be able to fully recover from its customers the impact of steel surcharges or price increases. In addition, if Crown is unable to purchase steel for a significant period of time, Crown’s steel-consuming operations would be disrupted.

Crown may be subject to adverse price fluctuations and surcharges, including recent steel surcharges discussed above, when purchasing raw materials and it may be unable to increase its prices to offset unexpected increases in raw material costs without suffering reductions in unit volume, revenue and operating income. If any of Crown’s principal suppliers were to increase their prices significantly, impose substantial surcharges or were unable to meet its requirements for raw materials, either or both of its revenues or profits would decline.

In addition, the manufacturing facilities of Crown are dependent, in varying degrees, upon the availability of processed energy, such as natural gas and electricity. Certain of these energy sources may become difficult or impossible to obtain on acceptable terms due to external factors, which could increase Crown’s costs or interrupt its business.

The loss of a major customer and/or customer consolidation could reduce Crown’s net sales and profitability.

Many of Crown’s largest customers have acquired companies with similar or complementary product lines. This consolidation has increased the concentration of Crown’s business with its largest customers. In many cases, such consolidation has been accompanied by pressure from customers for lower prices, reflecting the increase in the total volume of product purchased or the elimination of a price differential between the acquiring customer and the company acquired. Increased pricing pressures from Crown’s customers may reduce Crown’s net sales and net income.

The majority of Crown’s sales are to companies that have leading market positions in the sale of packaged food, beverages, aerosol and health and beauty products to consumers. Although no one customer accounted for more than 10% of its net sales in 2001, 2002 or 2003, the loss of any of its major customers could reduce Crown’s net sales and net income. A continued consolidation of Crown’s customers could exacerbate any such loss.

Crown’s business is seasonal and weather conditions could reduce Crown’s net sales.

Crown manufactures packaging primarily for the food and beverage can market. Its sales can be affected by weather conditions. Due principally to the seasonal nature of the soft drink, brewing, iced tea and other beverage industries, in which demand is stronger during the summer months, sales of Crown’s products have varied and are expected to vary by quarter. Shipments in the U.S. and Europe are typically greater in the second and third quarters of the year. Unseasonably cool weather can reduce consumer demand for certain beverages packaged in its containers. In addition, poor weather conditions that reduce crop yields of packaged foods can decrease customer demand for its food containers.

Crown is subject to costs and liabilities related to stringent environmental and health and safety standards.

Laws and regulations relating to environmental protection and health and safety may increase Crown’s costs of operating and reduce Crown’s profitability. Crown’s operations are subject to numerous U.S. federal and state and non-U.S. laws and regulations governing the protection of the environment, including those relating to treatment, storage and disposal of waste, discharges into water, emissions into the atmosphere, remediation of soil and groundwater contamination and protection of employee health and safety. Future regulations may impose stricter environmental requirements affecting Crown’s operations. For example, anticipated future restrictions in some jurisdictions on air emissions of volatile organic compounds and the use of certain paint and lacquering ingredients may require Crown to employ additional control equipment or process modifications. Crown’s operations and properties, both in the U.S. and abroad, must comply with these laws and regulations.

A number of governmental authorities both in the U.S. and abroad have enacted, or are considering, legal requirements that would mandate certain rates of recycling, the use of recycled materials and/or limitations on certain kinds of packaging materials such as plastics. In addition, some companies with packaging needs have responded to such developments, and/or to perceived environmental concerns of consumers, by using containers made in whole or in part of recycled materials. Such developments may reduce the demand for some of Crown’s products, and/or increase Crown’s costs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Position—Environmental Matters” in our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, which are incorporated by reference in this prospectus.

Crown has written down a significant amount of goodwill, and a further writedown of goodwill would result in lower reported net income and a reduction of its net worth.

Further impairment of Crown’s goodwill would require additional write-offs of goodwill, which would reduce Crown’s net income in the period of any such write-off. At September 30, 2004, the carrying value of Crown’s goodwill was approximately $2.5 billion. In July 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” Under the new standard, Crown is no longer required to or permitted to amortize goodwill reflected on its balance sheet. It is, however, required to evaluate goodwill reflected on its balance sheet when circumstances indicate a potential impairment and at least annually, under the new impairment testing guidelines outlined in the standard. If it determines that the goodwill is impaired, Crown would be required to write-off a portion or all of the goodwill. Crown adopted this standard on January 1, 2002 and recorded a noncash, non-tax deductible impairment charge of $1.0 billion, reported as the cumulative effect of a change in accounting.

If Crown fails to retain key management and personnel Crown may be unable to implement its business and financial improvement plan.

Crown believes that its future success depends, in large part, on its experienced senior management team. Losing the services of key members of its management team could limit Crown’s ability to implement its business and financial improvement plan.

A significant portion of Crown’s workforce is unionized and labor disruptions could increase Crown’s costs and prevent Crown from supplying its customers.

A significant portion of Crown’s workforce is unionized. Although Crown considers its current relations with its employees to be generally good, a prolonged work stoppage or strike at any facility with unionized employees could increase Crown’s costs and prevent Crown from supplying its customers. In addition, upon the expiration of existing collective bargaining agreements, Crown may not reach new agreements without union action and any such new agreements may not be on terms satisfactory to Crown.

Crown is subject to litigation risks which could negatively impact its operations and net income.

Crown is subject to various lawsuits and claims with respect to matters such as labor, environmental, securities and employee benefits laws and regulations, and actions arising out of the normal course of business, in addition to asbestos-related litigation described in “—Pending and future asbestos litigation and payments to settle asbestos-related claims could reduce Crown Cork’s cash flow and negatively impact Crown Cork’s financial condition.” Crown is currently unable to determine the total expense or possible loss, if any, that may ultimately be incurred in the resolution of such legal proceedings. Regardless of the ultimate outcome of such legal proceedings, they could result in significant diversion of time by Crown’s management. The results of Crown’s pending legal proceedings, including any potential settlements, are uncertain and the outcome of these disputes may decrease its cash available for operations and investment, restrict its operations or otherwise negatively impact its business, operating results, financial condition and cash flow.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

Crown European Holdings is a société anonyme organized under the laws of France. Certain members of its board of directors (conseil d ‘administration) and officers may reside outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Crown European Holdings or those persons or to enforce, in courts outside of the United States, judgments against Crown European Holdings or those persons obtained in United States courts, whether or not based upon the civil liability provisions of the federal securities laws of the United States. Furthermore, to the extent its assets are located outside of the United States, any judgment obtained in the United States against Crown European Holdings or those persons may not be collectible within the United States. Liabilities predicated upon the U.S. federal securities laws may not be enforceable in actions brought in France. Certain remedies available under U.S. federal or state laws may not be admitted or enforced by French courts on the basis of being contrary to France’s public policy or mandatory provisions of French law. In addition, actions for enforcement before French courts of the judgments of U.S. courts rendered against a French person may be barred by Article 15 of the French Code Civil, which has been construed by the courts in France as granting its nationals, as well as certain foreign nationals domiciled in those countries, the right to be sued only in France. This bar on enforcement would not exist if the French defendant waived his or her rights under Article 15 of the French Code Civil. However, only Crown European Holdings, to the extent set forth in “Description of the New Notes—Enforceability of Judgments,” has waived this right. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by French law no. 80-538 of July 16, 1980 which may, subject to international treaties, preclude or restrict the obtaining of evidence in France or from French persons in connection with the actions described above.

The old notes are, and the new notes will be, guaranteed by certain of Crown European Holdings’ subsidiaries organized under the laws of Belgium, Canada, France, Germany, Mexico, Switzerland and the United Kingdom. The laws of the jurisdiction of organization of each such guarantor, and the laws of any jurisdiction in which collateral is located, may also limit or prevent investors from effecting service of process, enforcing the obligations of such guarantors, or pursuing other remedies against such guarantors.

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus, which are not historical facts (including any statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto), are “forward-looking statements” within the meaning of the U.S. federal securities laws. Forward-looking statements can be identified by words, such as “believes,” “estimates,” “anticipates,” “expects” and other words of similar meaning in connection with a discussion of future operating or financial performance. These may include, among others, statements relating to:

•	Crown’s plans or objectives for future operations, products or financial performance;

•	Crown’s and its subsidiaries’ indebtedness;

•	the impact of an economic downturn or growth in particular regions;

•	anticipated uses of cash;

•	cost reduction efforts and expected savings; and

•	the expected outcome of contingencies, including with respect to asbestos-related litigation and pension liabilities.

These forward-looking statements are made based upon Crown’s expectations and beliefs concerning future events impacting it and therefore involve a number of risks and uncertainties. Crown cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

Important factors that could cause the actual results of operations or the financial condition of Crown and its subsidiaries to differ include, but are not necessarily limited to, the factors indicated in this prospectus under the caption “Risk Factors” and the following additional factors:

•	their ability to repay, refinance or restructure their short and long-term indebtedness on adequate terms and to comply with the terms of their agreements relating to debt;

•	loss of customers, including the loss of any significant customer;

•	their ability to obtain and maintain adequate pricing for their products, including the impact on their revenue, margins and market share and the ongoing impact of their recent price increases;

•	the impact of their initiative to generate additional cash, including the reduction of working capital levels and capital spending;

•	restrictions on Crown’s use of available cash under its debt agreements;

•	their ability to realize cost savings from their restructuring programs;

•	changes in the availability and pricing of raw materials (including aluminum can sheet, steel tinplate, plastic resin, inks and coatings) and their ability to pass raw material price increases and surcharges through to their customers or to otherwise manage these commodity pricing risks;

•	the financial condition of their vendors and customers;

•	their ability to generate significant cash to meet their obligations and invest in their business and to maintain appropriate debt levels;

•	their ability to maintain adequate sources of capital and liquidity;

•	their ability to realize efficient capacity utilization and inventory levels and to innovate new designs and technologies for their products in a cost-effective manner;

•	changes in consumer preferences for different packaging products;

•	competitive pressures, including new product developments, industry overcapacity, or changes in competitors’ pricing for products;

•	their ability to maintain and develop competitive technologies for the design and manufacture of products and to withstand competitive and legal challenges to the proprietary nature of such technology;

•	their ability to generate sufficient production capacity;

•	the collectibility of receivables;

•	changes in governmental regulations or enforcement practices, including with respect to environmental, health and safety matters and restrictions as to foreign investment or operation;

•	weather conditions including their effect on demand for beverages and on crop yields for fruits and vegetables stored in food containers;

•	changes or differences in U.S. or international economic or political conditions, such as inflation or fluctuations in interest or foreign exchange rates and tax rates;

•	war or acts of terrorism that may disrupt their production or the supply or pricing of raw materials, impact the financial condition of their customers or adversely affect their ability to refinance or restructure their remaining indebtedness;

•	the impact of existing and future legislation regarding refundable mandatory deposit laws in Europe for non-refillable beverage containers and the implementation of an effective return system;

•	energy and natural resource costs;

•	the costs and other effects of legal and administrative cases and proceedings, settlements and investigations;

•	the outcome of asbestos-related litigation (including the number and size of future claims and the terms of settlements, and the impact of bankruptcy filings by other companies with asbestos-related liabilities, any of which could increase asbestos-related costs over time), the adequacy of reserves established for asbestos-related liabilities, Crown Cork & Seal Company, Inc.’s ability to obtain resolution without payment of asbestos related claims by persons alleging first exposure to asbestos after 1964, and the impact of Texas, Mississippi and Ohio tort reform and Pennsylvania corporate legislation dealing with asbestos liabilities, and any litigation challenging that legislation and any future state or federal legislation dealing with asbestos liabilities;

•	labor relations and workforce and social costs, including pension and post-retirement obligations and other employee or retiree costs;

•	investment performance of their pension plans;

•	the outcome of Crown’s 2004 audit, including with respect to Crown’s internal controls and procedures;

•	costs and difficulties related to the integration of acquired businesses; and

•	the impact of any potential dispositions, acquisitions or other strategic realignments.

Some of the factors noted above are discussed elsewhere in this prospectus and in the periodic and current reports Crown files with the SEC. Crown does not intend to review or revise any particular forward-looking statement in light of future events.

USE OF PROCEEDS

We will not receive any proceeds from this exchange offer. Because we are exchanging the new notes for the old notes, which have substantially identical terms, the issuance of the new notes will not result in any increase in our indebtedness. The exchange offer is intended to satisfy our obligations under the registration rights agreements.

Net proceeds from the issuance and sale of the initial notes was approximately €345 million ($420 million U.S. dollar equivalent using the exchange rate of 1.22 U.S. dollars to the euro on September 1, 2004), after deducting the initial purchasers’ discount. These net proceeds, together with initial borrowings under Crown’s new revolving credit facility and borrowings under Crown’s new term loan facility, were used (i) to repay Crown’s entire previous $486 million existing term loan, which included borrowings of $428 million and €48 million ($58 million U.S. dollar equivalent using the exchange rate of 1.22 U.S. dollars to the euro on September 1, 2004) plus accrued but unpaid interest to the date of the repayment, (ii) to repay $130 million outstanding under Crown’s existing revolving credit facility plus accrued but unpaid interest to the date of repayment and (iii) to pay fees and expenses associated with the refinancing.

Net proceeds from the issuance and sale of the add-on notes was €110 million ($136 million U.S. dollar equivalent using the exchange rate of 1.24 U.S. dollars to the euro on September 30, 2004). These net proceeds were used (i) to repay the entire new term loan of Crown Americas, Inc., which included borrowings of $125 million plus accrued but unpaid interest to the date of repayment, (ii) to pay fees and expenses associated with the offering and (iii) for general corporate purposes. The maturity date and interest rate for the new term loan are described in “Description of Certain Indebtedness.”

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,							Nine Months Ended September 30,
	1999		2000	2001	2002	2003		2003		2004
Ratio of earnings to fixed charges	1.7	x	N/A	N/A	N/A	1.3	x	1.5	x	1.6	x

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, equity in earnings of affiliates, minority interests and cumulative effect of accounting changes plus fixed charges, amortization of interest previously capitalized and distributed income from less-than-50%-owned companies. Fixed charges include interest incurred, amortization of debt issue costs and the portion of rental expense that is deemed representative of an interest factor. For purposes of the covenants in the indentures governing the new notes, the ratio of earnings to fixed charges is defined differently.

Earnings did not cover fixed charges by $218 million, $442 million and $140 million for the years ended December 31, 2000, 2001 and 2002, respectively.

CAPITALIZATION

The following table sets forth the consolidated cash and cash equivalents and capitalization of Crown as of September 30, 2004, on an actual basis and the consolidated cash and cash equivalents and capitalization of Crown as of September 30, 2004 as adjusted to give effect to the issuance of the add on notes on October 6 and the application of the net proceeds therefrom as described under the caption “Use of Proceeds.” You should read this table in conjunction with the “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Certain Indebtedness” and Crown’s consolidated financial statements, the related notes and the other financial information included elsewhere in this prospectus or incorporated by reference in this prospectus.

	(dollars in millions)
	September 30, 2004
	Actual	As Adjusted
Cash and cash equivalents	$295	$295

Debt:
New credit facilities:
Revolving credit facilities	$50	$39
Term loan facility	125	—
6.25% First priority notes	435	571
9.5% Second priority notes	1,085	1,085
10.25% Second priority notes	354	354
10.875% Third priority notes	725	725
Outstanding unsecured notes:
Notes due through 2005	67	67
Notes due December 2006 through December 2096	969	969
Capital lease obligations and other secured debt	49	49
Other unsecured indebtedness	100	100

Total debt	3,959	3,959
Minority interests	195	195
Shareholders’ equity	233	233

Total capitalization	$4,387	$4,387

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth selected consolidated historical financial data for Crown. The summary of operations and other data for each of the years in the five-year period ended December 31, 2003 and the balance sheet data as of December 31, 1999, 2000, 2001, 2002 and 2003 have been derived from Crown’s audited consolidated financial statements. The summary of operations and other data for the nine-month periods ended September 30, 2003 and 2004, and the balance sheet data as of September 30, 2003 and 2004 have been derived from Crown’s unaudited consolidated financial statements, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. You should read the following financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, the related notes and the other financial information incorporated by reference in this prospectus.

(dollars in millions, except per share data)
Year Ended December 31,	Nine Months Ended September 30,
1999	2000	2001(1)	2002(1)	2003	2003	2004
Summary of Operations Data:
Net sales (2)	$7,998	$7,289	$7,187	$6,792	$6,630	$5,039	$5,451
Cost of products sold (excluding depreciation and amortization) (2)	6,326	5,982	6,063	5,619	5,539	4,185	4,504
Depreciation and amortization	522	495	499	375	326	247	230
Selling and administrative expense	348	314	310	317	337	242	269
Provision for asbestos	163	255	51	30	44	—	—
Provision for restructuring	(7)	52	48	19	19	3	1
Provision for asset impairments and loss/(gain) on sale of assets	(18)	27	213	247	73	43	—
Loss/(gain) on early extinguishments of debt	—	—	—	(28)	12	9	37
Interest expense	367	393	455	342	379	280	270
Interest income	(25)	(20)	(18)	(11)	(11)	(7)	(5)
Translation and exchange adjustments	13	8	10	27	(207)	(117)	(7)

Income/(loss) before income taxes, minority interests, equity earnings and cumulative effect of a change in accounting	309	(217)	(444)	(145)	119	154	152
Provision/(benefit) for income taxes	105	(58)	528	30	95	84	56
Minority interests and equity earnings	(23)	(15)	(4)	(16)	(56)	(48)	(18)

Income/(loss) before cumulative effect of a change in accounting	181	(174)	(976)	(191)	(32)	22	78
Cumulative effect of a change in accounting (3)	—	—	4	(1,014)	—	—	—

Net income/(loss) (4)	$181	$(174)	$(972)	$(1,205)	$(32)	$22	$78

Earnings/(loss) per average share:
Basic and diluted—before cumulative effect of a change in accounting	$1.36	$(1.40)	$(7.77)	$(1.33)	$(.19)	$.13	$.47
Basic and diluted—after cumulative effect of a change in accounting	$1.36	$(1.40)	$(7.74)	$(8.38)	$(.19)	$.13	$.47
Other Financial Data:
Cash flows provided by/(used in):
Operating activities	$827	$270	$310	$415	$434	$70	$30
Investing activities	(197)	(248)	(163)	591	(100)	(209)	(91)
Financing activities	(617)	127	(63)	(1,128)	(328)	45	(43)
Capital expenditures	280	262	168	115	120	82	97
Ratio of earnings to fixed charges (5)(6)	1.7	x	—	—	—	1.3	x	1.5	x	1.6	x
Balance Sheet Data (at end of period):
Cash and cash equivalents	$267	$382	$456	$363	$401	$287	$295
Working capital	(573)	652	(84)	(246)	86	413	268
Total assets	11,545	11,159	9,620	7,505	7,773	8,018	7,904
Total debt	5,104	5,349	5,320	4,054	3,939	4,272	3,959
Shareholders’ equity/(deficit)	2,891	2,109	804	(87)	140	76	233

(1)	The summary of operations and other data for the years ended December 31, 2001 and 2002 include the historical financial results of the following operations divested in 2002:

•	U.S. fragrance pumps business;
•	European pharmaceutical packaging business;
•	15% shareholding in Crown Nampak (Pty) Limited;
•	Central and East African packaging interests; and
•	89.5% of the equity interests of Constar International Inc.

(2)	In the fourth quarter of 2000, Crown adopted EITF 00-10, “Accounting for Shipping and Handling Fees and Costs.” As a result, net sales and cost of products sold have been increased by $266 million in 1999.
(3)	Cumulative effect of a change in accounting includes transition adjustments for the adoption of FAS 133 in 2001 and FAS 142 in 2002.
(4)	Net income for the periods presented includes the following after-tax charges/(credits):

	(dollars in millions, except per share data)
	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
Provision for restructuring	(5)	37	46	15	14	3	1
Provision for asbestos	106	166	51	30	44
Per diluted share	$0.82	$1.32	$0.41	$0.21	$0.27	$.02
Provision for asset impairments and loss/(gain) on sale of assets	(10)	18	208	258	66	43
Per diluted share	$(0.08)	$0.14	$1.66	$1.79	$0.41	$.27
Loss/(gain) on early extinguishments of debt				(28)	16	12	32
Per diluted share				$(0.19)	$0.10	$.07	$.20
Foreign exchange (gain)/loss on U.S. dollar debt in Europe					(143)	(81)	5
Per diluted share					$(0.86)	$.49	$.03
Crown’s share of goodwill impairment charge recorded by Constar International Inc.					22	22
Per diluted share					$0.13	$.13
Tax charge to write-off U.S. deferred tax assets			452
Per diluted share			$3.60
Bad debt provision for U.S. customer		36
Per diluted share		$0.28
Cumulative effect of accounting change			(4)	1,014
Per diluted share			$(0.03)	$7.05

(5)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes, equity in earnings of affiliates, minority interests and cumulative effect of accounting changes plus fixed charges (exclusive of interest capitalized during the period), amortization of interest previously capitalized and distributed income from less-than-50%-owned companies. Fixed charges include interest incurred, expensed and capitalized, amortization of debt issue costs and the portion of rental expense that is deemed representative of an interest factor. For purposes of the covenants in the indenture governing the notes, the ratio of earnings to fixed charges is defined differently.
(6)	Earnings did not cover fixed charges by $218 million, $442 million and $140 million for the years ended December 31, 2000, 2001 and 2002, respectively.

DESCRIPTION OF CERTAIN INDEBTEDNESS

New Credit Facilities

In connection with its 2004 refinancing plan, on September 1, 2004 Crown entered into new senior secured credit facilities with Citicorp North America, Inc., Citibank International plc and other lenders from time to time party thereto. Set forth below is a summary of the terms of the new credit facilities. You should refer to the new credit facilities for all of the terms thereof, which are filed as Exhibit 4.a to Crown’s Current Report on Form 8-K filed on September 8, 2004 and are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Borrowers. The borrowers under the new credit facilities are Crown Americas, Inc. (“Crown Americas”), a wholly-owned indirect subsidiary of Crown, Crown European Holdings and certain subsidiaries of Crown European Holdings approved by the administrative agent.

The Facilities. The new credit facilities consist of (a) a senior secured revolving credit facility that will mature on February 15, 2010 in an aggregate principal amount of $400 million (the “Revolving Facility”), of which up to $200 million is available to Crown Americas in U.S. dollars (the “Revolving Dollar Facility”), and up to $200 million is available to Crown European Holdings and the subsidiary borrowers in euros and pound sterling in amounts to be agreed (the “Revolving Euro Facility”), (b) a senior revolving letter of credit facility that will mature on February 15, 2010 in an aggregate principal amount of $100 million which is available to Crown Americas in U.S. dollars (the “Revolving LC Facility” and, together with the Revolving Facility, the “Revolving Facilities”) and (c) a senior secured term loan facility that was scheduled to mature on September 1, 2011, in an aggregate principal amount of $125 million which was available to Crown Americas in U.S. dollars (the “Term Loan Facility” and, together with the Revolving Facilities, the “Facilities”). Crown Americas repaid the entire amount of the Tem Loan Facility with proceeds from the notes issued and sold on October 6, 2004, which proceeds were provided to it by Crown European Holdings.

The Revolving Facilities initially bear interest at (1) LIBOR plus 2.75% or (2) the alternate base rate plus 1.75%. On and after the date on which Crown delivers financial statements for the fiscal quarter ending at least six months after the closing date of the new credit facilities, the applicable margins in respect of Revolving Facilities will be subject to a grid. The Revolving Facility is also subject to a commitment fee of 0.50% per annum on the undrawn portion thereof and the Revolving LC Facility is subject to a fee on the full amount of the commitments thereunder, whether or not letters of credit for the full amount are outstanding, at a rate equal to the applicable margin then in effect with respect to LIBOR loans under the Revolving LC Facility.

The Term Loan Facility had an interest rate of (1) LIBOR plus 2.25% or (2) the alternative base rate plus 1.25% and was scheduled to amortize on a quarterly basis in the amount of 0.25% of the principal amount of the Term Loan Facility per quarter with the remainder being paid on the final maturity date of the Term Loan Facility.

Guarantees. The Term Loan Facility, the Revolving Dollar Facility and the Revolving LC Facility are guaranteed by Crown and, with certain limited exceptions, each of the direct and indirect U.S. subsidiaries of Crown (existing or thereafter acquired or created) (collectively, the “U.S. Credit Group”).

The U.S. Credit Group and, with certain limited exceptions, each of Crown European Holdings’ subsidiaries organized in Belgium, Canada, France, Germany, Mexico, Switzerland and the United Kingdom (the “European Credit Group”) guarantee obligations under the Revolving Euro Facility. See “Risk Factors—Risks Related to the New Notes—Insolvency and administrative laws could limit your ability to enforce your rights under the new notes, the new note guarantees and the security documents.” Because of limitations and restrictions under local law, none of Crown European Holdings’ subsidiaries in Greece, The Netherlands, Italy, Spain, or Portugal guarantee the obligations of Crown European Holdings under the Revolving Euro Facility. Additionally, the obligations under the new credit facilities are not guaranteed by any direct or indirect non-U.S. subsidiary of

Crown in any jurisdiction other than as set forth above, thereby excluding subsidiaries in African, Asian or Caribbean nations, Denmark, Finland, Hungary, Ireland and Luxembourg, Central and South America and the Middle East.

Security. The Term Loan Facility, the Revolving Dollar Facility, the Revolving LC Facility and certain hedging and cash management obligations are secured by substantially all of the assets of the U.S. Credit Group (the “U.S. Collateral”); provided that the pledge of capital stock of first-tier non-U.S. subsidiaries of the U.S. Credit Group will be limited to 65% of such capital stock.

The Revolving Euro Facility and certain hedging and cash management obligations are secured by the U.S. Collateral and certain of the direct assets of the European Credit Group (collectively, the “European Collateral”). The European Collateral generally includes:

(i) a pledge of all of the stock of certain subsidiaries of the European Credit Group, and certain intercompany notes owed to CEH;

(ii) a floating charge on all assets in the United Kingdom; and

(iii) a charge over (a) real property in Belgium, Canada, Germany, Mexico and Switzerland, (b) certain receivables in Belgium, Canada, Germany, Mexico and Switzerland, (c) equipment in Canada and Germany, (d) inventory in Canada and Germany and (e) certain bank accounts in Germany.

Any liens or security interests on assets that constitute “principal property” under the indentures governing Crown’s outstanding unsecured notes are limited to the maximum amount that would not trigger the obligation to equally and ratably secure such outstanding unsecured notes. See “—Outstanding Unsecured Notes—Limitations on Liens.” In addition, exceptions are provided for receivables that support receivables financings permitted by the new credit facilities. Certain of the U.S. Collateral and the European Collateral also secure the new notes subject to the terms and conditions of the applicable intercreditor agreement. The bank agent on behalf of the lenders under the new credit facilities is also a party to the proceeds sharing agreement. See “Description of the New Notes—Security” and “—Intercreditor Agreements.”

In addition, Crown and its subsidiaries have pledged existing intercompany loans made to certain French operating companies and a Dutch operating company, which loans are secured by available assets of the relevant operating subsidiaries and pledged by Crown European Holdings to secure its borrowings under the Revolving Euro Facility.

Prepayments; Covenants; Events of Default. The Facilities contain affirmative and negative covenants, financial covenants (including, without limitation, a maximum leverage ratio, a maximum first lien leverage ratio and a minimum fixed charge coverage ratio), representations and warranties and events of default customary for facilities of this type. In addition, the Term Loan Facility contains mandatory prepayment provisions customary for facilities of this type. The Facilities permit the borrowers to incur additional secured and unsecured debt (including additional first lien debt), subject to covenant compliance and other terms and conditions to be agreed.

Outstanding Second and Third Priority Senior Secured Notes

In February 2003, Crown European Holdings issued dollar-denominated and euro-denominated second priority senior secured notes under an indenture among Crown European Holdings, the guarantors named therein and Wells Fargo Bank Minnesota, N.A., as trustee. Crown European Holdings also issued third priority senior secured notes under a separate indenture among Crown European Holdings, the guarantors named therein and Wells Fargo Bank Minnesota, N.A., as trustee. Set forth below is a summary of the terms of the second priority senior secured notes and third priority senior secured notes. You should refer to the indentures for all of the terms thereof, which are filed with the SEC as Exhibits 4.oo and 4.rr, respectively, to Crown’s Annual Report on Form 10-K for the year ended December 31, 2002 filed on March 31, 2003.

Principal, Maturity and Interest

The aggregate principal amount of the dollar-denominated second priority senior secured notes and euro-denominated second priority senior secured notes is $1.085 billion and €285 million, respectively, and these second priority senior secured notes will mature on March 1, 2011. The aggregate principal amount of the third priority senior secured notes is $725 million and these third priority senior secured notes will mature on March 1, 2013. Interest accrues at a rate of 9 1/2% and 10 1/4% per annum on the dollar-denominated second priority senior secured notes and euro-denominated second priority senior secured notes, respectively, and 10 7/8% per annum on the third priority senior secured notes, and is payable on March 1 and September 1 of each year. See “Note G—Derivative Financial Instruments” to the Unaudited Consolidated Financial Statements of Crown Holdings, Inc. as of and for the nine months ended September 30, 2004, contained in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, which are incorporated by referenced in this prospectus.

Ranking and Guarantees

The second and third priority senior secured notes are secured obligations of Crown European Holdings and rank senior in right of payment to any of Crown and Crown European Holdings’ existing and future unsecured debt and junior to the new notes offered hereby and any other first priority secured indebtedness (including Crown’s credit facilities).

The second and third priority senior secured notes are guaranteed by:

•	Crown and each of Crown’s U.S. restricted subsidiaries that are obligors under Crown’s credit facilities or that guarantee or otherwise become liable with respect to any indebtedness of Crown, Crown European Holdings or any guarantor including, without limitation, any indebtedness under Crown’s credit facilities; and

•	each of Crown European Holdings’ present and future restricted subsidiaries that guarantees or otherwise becomes liable with respect to any indebtedness of Crown, Crown European Holdings or any guarantor including, without limitation, any indebtedness under Crown’s credit facilities, or is otherwise an obligor under the credit facilities, unless the incurrence of such guarantee is prohibited by the laws of the jurisdiction of incorporation or formation of such restricted subsidiary.

The second and third priority senior secured notes and the related note guarantees are junior in right of payment to all indebtedness of Crown’s non-guarantor subsidiaries, including certain of its non-U.S. subsidiaries, and are effectively junior in right of payment to any indebtedness of Crown, Crown European Holdings and the subsidiary guarantors that is:

•	secured by first priority liens on the assets securing the second and third priority senior secured notes; or

•	secured by assets not securing the second and third priority senior secured notes.

Optional Redemption

Prior to March 1, 2006, Crown European Holdings may use the net cash proceeds from certain equity offerings of capital stock of Crown Holdings that are contributed to the common equity capital or are used to subscribe for qualified capital stock of Crown European Holdings to redeem up to 35% of the principal amount of each of the dollar-denominated second priority senior secured notes, the euro-denominated second priority senior secured notes and the third priority senior secured notes, in each case, at a redemption price equal to 109.5%, 110.25% and 110.875%, respectively, of their principal amount, plus accrued and unpaid interest, if any, to the redemption date; provided that at least 65% of the aggregate principal amount of such series of such notes originally issued remain outstanding immediately after such redemption.

Crown European Holdings may redeem some or all of the dollar-denominated second priority senior secured notes and the euro-denominated second priority senior secured notes at any time prior to March 1, 2007 and the third priority senior secured notes at any time prior to March 1, 2008, in each case, by paying a “make-whole”

premium, plus accrued and unpaid interest, if any, to the redemption date. Crown European Holdings may redeem some or all of the dollar-denominated second priority senior secured notes and the euro-denominated second priority senior secured notes, in each case, at its option, (i) at a redemption price equal 104.750% and 105.125%, respectively, if redeemed on March 1, 2007 and during the twelve-month period thereafter, (ii) 102.375 % and 102.563%, respectively, if redeemed on March 1, 2008 and during the twelve-month period thereafter, and (iii) 100.000 % and 100.000%, respectively, if redeemed on March 1, 2009 and thereafter, in each case, of their principal amount, plus accrued and unpaid interest, if any, to the redemption date. Crown European Holdings may redeem some or all of the third priority senior secured notes at its option, (i) at a redemption price equal 105.438% if redeemed on March 1, 2008 and during the twelve-month period thereafter, (ii) 103.625% if redeemed on March 1, 2009 and during the twelve-month period thereafter, (iii) 101.813% if redeemed on or after March 1, 2010 and during the twelve-month period thereafter and (iv) 100.000 % if redeemed on March 1, 2011 and thereafter, in each case, of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

In the event Crown European Holdings has or would become obligated to pay additional amounts as a result of changes affecting certain withholding tax laws applicable to payments on the second or third priority senior secured notes, Crown European Holdings may redeem all, but not less than all, of such notes at any time at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Change of Control

Upon a change of control of Crown, as defined in the indentures for the second and third priority senior secured notes, the holders of such notes have the right to require Crown European Holdings to repurchase all or part of such notes at a repurchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

Certain Covenants

The indentures for the second and third priority senior secured notes contain certain covenants for the benefit of the holders of such notes which restrict Crown’s and its restricted subsidiaries’ ability to, among other things: incur additional indebtedness; pay dividends or make certain other restricted payments or investments; create liens; enter into sale and leaseback transactions; sell assets or merge or consolidate with any other person, or enter into transactions with affiliates.

The indentures for the second and third priority senior secured notes also provide that if the ratings assigned to such notes are rated investment grade by both Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Group and no default or event of default has occurred and is continuing under the indentures governing the notes, certain of these restrictions will be suspended.

Such covenants are also subject to certain other limitations and exceptions.

Outstanding Unsecured Notes

Crown currently has four series of unsecured notes outstanding. Its outstanding unsecured notes were issued under a total of two existing indentures, which are listed below:

•	indenture between Crown Cork & Seal Company, Inc. and Bank One Trust Company, NA, as successor to Chemical Bank, as trustee, dated as of April 1, 1993; and

•	indenture among Crown Cork & Seal Company, Inc., Crown Cork & Seal Finance PLC, Crown Cork & Seal Finance S.A. and The Bank of New York, as trustee, dated as of December 17, 1996.

The obligations under each of the outstanding unsecured notes that have been issued by one of Crown’s subsidiaries have been guaranteed by Crown. Crown has provided in the table below a summary of the four series of unsecured notes outstanding as of the date of this prospectus.

Issuer	Outstanding Principal Amount	Interest Rate	Maturity	Redemption by Issuer
	(in millions)
Crown Cork & Seal Finance PLC	$235	7.00%	December 2006	Redeemable at a price equal to the greater of (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments thereon, plus accrued interest

Crown Cork & Seal Company, Inc.	$200	8.00%	April 2023	Redeemable at specified percentages of the principal amount plus accrued interest

Crown Cork & Seal Company, Inc.	$350	7.375%	December 2026	Redeemable at a price equal to the greater of (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments thereon, plus accrued interest

Crown Cork & Seal Company, Inc.	$150	7.50%	December 2096	Redeemable at a price equal to the greater of (i) 100% of the principal amount and (ii) the sum of the present values of the remaining scheduled payments thereon, plus accrued interest

The indentures and agreements under which the outstanding unsecured notes were issued provide certain protections for the holders of such outstanding unsecured notes. These protections restrict the ability of Crown to enter into certain transactions, such as mergers, consolidations, asset sales, sale and leaseback transactions and pledging of assets.

Consolidation, Merger, Conveyance, Transfer or Lease

Subject to certain exceptions, each of the indentures and agreements contains a restriction on the ability of Crown to undergo a consolidation or merger, or to transfer or lease substantially all of its properties and assets.

Limitation on Sale and Leaseback

Subject to certain exceptions, each of the indentures and agreements contains a covenant prohibiting Crown and certain “restricted subsidiaries” from selling any “principal property” to a person or entity and then subsequently entering into an arrangement with such person or entity that provides for the leasing by Crown or any of its restricted subsidiaries, as lessee, of such principal property. “Principal property” is defined in the indentures and agreements as any single manufacturing or processing plant or warehouse (excluding any equipment or personality located therein) located in the United States, other than any such plant or warehouse or portion thereof that Crown’s board of directors reasonably determines is not of material importance to the business conducted by Crown and its subsidiaries as an entirety. In the indentures and agreements governing the outstanding unsecured notes issued by its non-U.S. subsidiaries, the definition of “principal property” includes property located outside the United States. The indentures and agreements define “restricted subsidiary” to mean any subsidiary that owns, operates or leases one or more principal properties.

Limitations on Liens

Subject to certain exceptions, each of the indentures and agreements contains a covenant restricting Crown and its restricted subsidiaries under such indentures or agreements from creating or assuming any mortgage, security interest, pledge or lien upon any principal property (as defined above) or any shares of capital stock or evidences of indebtedness for borrowed money issued by any such restricted subsidiary and owned by Crown or any such restricted subsidiary without concurrently providing that the outstanding unsecured notes issued under such indenture shall be secured equally and ratably. The foregoing covenant shall not apply to the extent that the amount of indebtedness secured by liens on Crown’s principal properties and Crown’s restricted subsidiaries under such indentures does not exceed 10% of its consolidated net tangible assets.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

Simultaneously with the sale of the old notes, we and the guarantors entered into registration rights agreements with the initial purchasers of the old notes. We are conducting the exchange offer to satisfy our obligations under the registration rights agreement.

The form and terms of the new notes are the same as the form and terms of the old notes, except that the new notes will be registered under the Securities Act; will not bear restrictive legends restricting their transfer under the Securities Act; will not be entitled to the registration rights that apply to the old notes; and will not contain provisions relating to increased interest rates in connection with the old notes under circumstances related to the timing of the exchange offer.

The new notes will evidence the same debt as the old notes. The new notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the old notes. Consequently, both the old notes and the new notes will be treated as a single series of debt securities under the indenture. For a description of the indenture, see “Description of the New Notes.”

The exchange offer is not extended to, nor will we accept tenders for exchange from, old note holders in any jurisdiction where the exchange offer does not comply with the securities or blue sky laws of that jurisdiction.

If we and the guarantors fail to meet certain specified deadlines under the registration rights agreements, we will be obligated to pay increased interest rates on the old notes.

A copy of each of the registration rights agreements has been filed with the SEC as Exhibits 4.i to Crown’s Current Report on Form 8-K filed on September 8, 2004 and Exhibit 4.a to Crown’s Current Report on Form 8-K filed on October 12, 2004 and are incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

Terms of the Exchange Offer

We are offering to exchange an aggregate principal amount of up to €460 million of our new notes for a like amount of our old notes. The old notes must be tendered properly in accordance with the conditions set forth in this prospectus and the accompanying letter of transmittal on or prior to the expiration date and not withdrawn as permitted below. The exchange offer is not conditioned upon holders tendering a minimum principal amount of old notes. As of the date of this prospectus, all of the old notes are outstanding.

Old notes tendered in the exchange offer must be in denominations of the principal amount of €1,000, and any integral multiple of €1,000, in excess thereof.

Holders of the old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. If you do not tender your old notes or if you tender old notes that we do not accept, your old notes will remain outstanding and continue to accrue interest and you will be entitled to the rights and benefits holders have under the indenture relating to the old notes and the new notes. Existing transfer restrictions would continue to apply to such old notes. See “Risk Factors—Consequences of a failure to exchange old notes” for more information regarding old notes outstanding after the exchange offer.

None of us or the guarantors, or our respective boards of directors or management, recommends that you tender or not tender old notes in the exchange offer or has authorized anyone to make any recommendation. You must decide whether to tender in the exchange offer and, if you decide to tender, the aggregate amount of old notes to tender.

The expiration date is 12:00 p.m., New York City time, on March 24, 2005, or such later date and time to which the exchange offer is extended.

We have the right, in accordance with applicable law, at any time:

•	to delay the acceptance of the old notes;

•	to terminate the exchange offer and not accept any old notes for exchange if we determine that any of the conditions to the exchange offer have not occurred or have not been satisfied;

•	to extend the expiration date of the exchange offer and retain all old notes tendered in the exchange offer other than those notes properly withdrawn; and

•	to waive any condition or amend the terms of the exchange offer in any manner.

If we materially amend the exchange offer, we will as promptly as practicable distribute a prospectus supplement to the holders of the old notes disclosing the change and extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the exchange offer would otherwise expire during the five to ten business day period.

If we exercise any of the rights listed above, we will as promptly as practicable give oral or written notice of the action to the exchange agent and will make a public announcement of such action. In the case of an extension, an announcement will be made no later than 9:00 a.m., New York City time on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any public announcement, other than by making a timely release to a financial news service.

During an extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without cost to the holder that tendered them promptly after the expiration or termination of the exchange offer.

We will accept all old notes validly tendered and not withdrawn. Promptly after the expiration date, we will issue new notes registered under the Securities Act to the exchange agent.

The exchange agent might not deliver the new notes to all tendering holders at the same time. The timing of delivery depends upon when the exchange agent receives and processes the required documents.

We will be deemed to have exchanged old notes validly tendered and not withdrawn when we give oral or written notice to the exchange agent of our acceptance of the tendered old notes, with written confirmation of any oral notice to be given promptly thereafter. The exchange agent is our agent for receiving tenders of old notes, letters of transmittal and related documents.

In tendering old notes, you must warrant in the letter of transmittal or in an agent’s message (described below) that:

•	you have full power and authority to tender, exchange, sell, assign and transfer old notes;

•	we will acquire good, marketable and unencumbered title to the tendered old notes, free and clear of all liens, restrictions, charges and other encumbrances; and

•	the old notes tendered for exchange are not subject to any adverse claims or proxies.

You also must warrant and agree that you will, upon request, execute and deliver any additional documents requested by us or the exchange agent to complete the exchange, sale, assignment and transfer of the old notes.

Procedures for Tendering Old Notes

Valid Tender

We have forwarded to you, along with this prospectus, a letter of transmittal relating to this exchange offer. The letter of transmittal is to be completed by a holder of old notes either if (1) a tender of old notes is to be made by delivering physical certificates for such old notes to the exchange agent or (2) a tender of old notes is to be made by confirmation of blocking instructions in accordance with the standard operating procedures of Euroclear or Clearstream, Luxembourg.

Only a holder of record of old notes may tender old notes in the exchange offer. To tender in the exchange offer, a holder must comply with the procedures of Euroclear or Clearstream, Luxembourg, as applicable, and either:

•	complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver the letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	in lieu of delivering a letter of transmittal, instruct Euroclear or Clearstream, Luxembourg to transmit on behalf of the holder a computer-generated message to the exchange agent in which the holder of the old notes acknowledges and agrees to be bound by the terms of, and to make all of the representations contained in, the letter of transmittal, which computer-generated message shall be received by the exchange agent prior to 12:00 p.m., New York City time, on the expiration date or such other internal deadline set by Euroclear or Clearstream, Luxembourg.

In addition, either:

•	the exchange agent must receive old notes along with the letter of transmittal; or

•	the exchange agent must receive, before the expiration date, timely confirmation from Euroclear or Clearstream, Luxembourg that the securities account to which the old notes are credited has been blocked from and including the day on which the confirmation is delivered to the exchange agent and that no transfers will be effected in relation to such old notes at any time after such date.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under the caption “—Exchange Agent” before expiration of the exchange offer. To receive confirmation of valid tender of old notes, a holder should contact the exchange agent at the telephone number listed under the caption “—Exchange Agent.”

The tender by a holder that is accepted by us and not withdrawn before expiration of the exchange offer will constitute a binding agreement between that holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal. Only a registered holder of old notes may tender the old notes in the exchange offer. If you tender fewer than all of your old notes, you should fill in the amount of notes tendered in the appropriate box on the letter of transmittal. The amount of old notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

The method of delivery of the certificates for the old notes, the letter of transmittal and all other required documents is at the election and sole risk of the holders. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured, or overnight delivery service. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or old notes should be sent directly to Crown. Delivery is complete when the exchange agent actually receives the items to be delivered. Delivery of documents to Euroclear or Clearstream, Luxembourg in accordance with their respective procedures does not constitute delivery to the exchange agent.

If you beneficially own old notes and those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your old notes in the exchange offer, you should contact the registered holder as soon as possible and instruct it to tender the old notes on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.

If the applicable letter of transmittal is signed by the record holder(s) of the old notes tendered, the signature must correspond with the name(s) written on the face of the old note without alteration, enlargement or any change whatsoever. If the applicable letter of transmittal is signed by a participant in Euroclear or Clearstream, Luxembourg, as applicable, the signature must correspond with the name as it appears on the security position listing as the holder of the old notes.

If any letter of transmittal, endorsement, bond power, power of attorney, or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must indicate such capacity when signing. In addition, unless waived by us, the person must submit proper evidence satisfactory to us, in our sole discretion, of his or her authority to so act.

Holders should receive copies of the letter of transmittal with the prospectus. A holder may obtain additional copies of the letter of transmittal for the old notes from the exchange agent at its offices listed under the caption “—Exchange Agent.”

Signature Guarantees

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution unless the old notes surrendered for exchange are tendered:

•	by a registered holder of old notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

An “eligible institution” is a firm or other entity which is identified as an “Eligible Guarantor Institution” in Rule 17Ad-15 under the Exchange Act, including:

•	a bank;

•	a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; or

•	a savings association.

If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder’s signature guaranteed by an eligible institution.

Euroclear and Clearstream, Luxembourg Procedures for Blocking Instructions

The registered holder of the old notes on the records of Euroclear or Clearstream, Luxembourg must instruct Euroclear or Clearstream, Luxembourg to block the securities in the account in Euroclear or Clearstream, Luxembourg to which such old notes are credited. In order for the exchange offer to be accepted, the exchange agent must have received, prior to the expiration date, a confirmation from Euroclear or Clearstream, Luxembourg that the securities account of old notes tendered has been blocked from and including the day on which the confirmation is delivered to the exchange agent and that no transfers will be effected in relation to the old notes at any time after such date. Old notes should be blocked in accordance with the procedures of Euroclear or Clearstream, Luxembourg, as the case may be. The exchange of the old notes so tendered will only be made after a timely receipt by the exchange agent of an agent’s message and any other documents required by the letter of transmittal. In this context, the term “agent’s message” means a message, transmitted by Euroclear or Clearstream, Luxembourg and received by the exchange agent which states that Euroclear or Clearstream, Luxembourg has received an express acknowledgment from a participant tendering old notes that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce that agreement against the participant.

Determination of Validity

We, in our sole discretion, will resolve all questions regarding the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange and withdrawal of any tendered old notes. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal, will be final and binding on all parties. A tender of old notes is invalid until all defects and irregularities have been cured or waived. Holders must cure any defects and irregularities in connection with tenders of old notes for exchange within such reasonable period of time as we will determine, unless we waive the defects or irregularities. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any defects or irregularities in tenders nor will we or they be liable for failing to give any such notice.

We reserve the absolute right, in our sole and absolute discretion:

•	to reject any tenders determined to be in improper form or unlawful;

•	to waive any of the conditions of the exchange offer; and

•	to waive any condition or irregularity in the tender of old notes by any holder.

Any waiver to the exchange offer will apply to all old notes tendered.

Resales of New Notes

Based on existing SEC interpretations issued to third parties in unrelated transactions, we believe that the new notes will be freely transferable by holders other than affiliates of us after the registered exchange offer without further registration under the Securities Act if the holder of the exchange notes is acquiring the new notes in the ordinary course of its business, has no arrangement or understanding with any person to participate in the distribution of the new notes and is not an affiliate of us, as such terms are interpreted by the SEC; provided that broker-dealers receiving new notes in the exchange offer will have a prospectus delivery requirement with respect to resales of such new notes. While the SEC has not taken a position with respect to this particular transaction, under existing SEC interpretations relating to transactions structured substantially like the exchange offer, participating broker-dealers may fulfill their prospectus delivery requirements with respect to exchange notes (other than a resale of an unsold allotment of the notes) with the prospectus contained in the exchange offer registration statement. We will not seek our own interpretive letter. As a result, we cannot assure you that the staff will take the same position on this exchange offer as it did in interpretive letters to other parties in similar transactions.

By tendering old notes, the holder, other than participating broker-dealers, as defined below, of those old notes will represent to us that, among other things:

•	the new notes acquired in the exchange offer are being obtained in the ordinary course of business of the person receiving the new notes, whether or not that person is the holder;

•	neither the holder nor any other person receiving the new notes is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a “distribution” (as defined under the Securities Act) of the new notes; and

•	neither the holder nor any other person receiving the new notes is an “affiliate” (as defined under the Securities Act) of us.

If any holder or any such other person is an “affiliate” of us or is engaged in, intends to engage in or has an arrangement or understanding with any person to participate in a “distribution” of the new notes, such holder or other person:

•	may not rely on the applicable interpretations of the staff of the SEC referred to above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for old notes must represent that the old notes to be exchanged for the new notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the new notes. Any such broker-dealer is referred to as a participating broker-dealer. However, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an “underwriter” (as defined under the Securities Act). If a broker-dealer acquired old notes as a result of market-making or other trading activities, it may use this prospectus, as amended or supplemented, in connection with offers to resell, resales or retransfers of new notes received in exchange for the old notes pursuant to the exchange offer. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business one year after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Withdrawal Rights

You can withdraw tenders of old notes at any time prior to 12:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must deliver a written notice of withdrawal to the exchange agent. The notice of withdrawal must:

•	specify the name of the person tendering the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the total principal amount of old notes to be withdrawn; and

•	where certificates for old notes are transmitted, the name of the registered holder of the old notes if different from the person withdrawing the old notes.

If you delivered or otherwise identified old notes to the exchange agent, you must submit the serial numbers of the old notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of old notes tendered for the account of an eligible institution. If you tendered old notes through the blocking procedures described above, the notice of withdrawal must specify the name and number of the account at Euroclear or Clearstream, Luxembourg to be credited with the withdrawn old notes and you must deliver the notice of withdrawal to the exchange agent and otherwise comply with the procedures of the facility. You may not rescind withdrawals of tender; however, properly withdrawn old notes may again be tendered by following one of the procedures described under “—Procedures for Tendering Old Notes” above at any time prior to 12:00 p.m., New York City time, on the expiration date.

We will determine all questions regarding the form of withdrawal, validity, eligibility, including time of receipt, and acceptance of withdrawal notices. Our determination of these questions as well as our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal) will be final and binding on all parties. Neither us, any of our affiliates or assigns, the exchange agent nor any other person is under any obligation to give notice of any irregularities in any notice of withdrawal, nor will we be liable for failing to give any such notice.

Withdrawn old notes will be returned to the holder after withdrawal. In the case of old notes tendered in accordance with the blocking procedures of Euroclear or Clearstream, Luxembourg, the old notes will be returned to their holder by cancellation of the blocking instruction in accordance with the standard operating procedures of Euroclear or Clearstream, Luxembourg. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to the holder.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we are not required to accept for exchange, or to issue new notes in exchange for, any old notes, and we may terminate or amend the exchange offer, if at any time prior to 12:00 p.m., New York City time, on the expiration date, we determine that:

•	the new notes to be received will not be tradable by the holder, without restriction under the Securities Act and the Exchange Act and without material restrictions under the blue sky or securities laws of substantially all of the states of the United States;

•	we have not received all applicable governmental approvals;

•	the exchange offer, or the making of any exchange by a holder of old notes, would violate applicable law or any applicable interpretation or policy of the staff of the SEC; or

•	any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that would reasonably be expected to impair our ability to proceed with the exchange offer.

The foregoing conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any such condition, or we may waive the conditions, completely or partially, whenever or as many times as we choose, in our reasonable discretion. The foregoing rights are not deemed waived because we fail to exercise them, but continue in effect, and we may still assert them whenever or as many times as we choose. However, any such condition, other than any involving government approval, must be satisfied or waived before the expiration of the offer. If we determine that a waiver of conditions materially changes the exchange offer, the prospectus will be amended or supplemented, and the exchange offer extended, if appropriate, as described under “—Terms of the Exchange Offer.”

In addition, at a time when any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or with respect to the qualification of the indenture under the Trust Indenture Act of 1939, as amended, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes.

If we terminate or suspend the exchange offer based on a determination that the exchange offer violates applicable law or SEC policy, the registration rights agreements require that we, as soon as practicable after such determination, use all commercially reasonable efforts to cause a shelf registration statement covering the resale of the old notes to be filed and declared effective by the SEC. See “—Registration Rights and Additional Interest on the Old Notes.”

Exchange Agent

We appointed JPMorgan Chase Bank, N. A. as exchange agent for the exchange offer. You should direct questions and requests for assistance and for additional copies of this prospectus or of the letter of transmittal to the exchange agent at 00 44 1302 34 1260 or one of the following addresses:

For assistance relating to the exchange offer contact:

JPMorgan Chase Bank, N.A., London Branch

By Mail, Hand Delivery or Overnight Courier:

JPMorgan Chase Bank, N.A.

Trinity Tower

9 Thomas More Street

London E1W 1YT

Attention: Andrew Downton

By Facsimile Transmission:

00 44 1202 34 2494

Attention: Andrew Downton

By E-Mail:

project.finance.escrow@jpmorgan.com

For Information or Confirmation by Telephone:

00 44 1302 34 1260

If you deliver letters of transmittal and any other required documents to an address or facsimile number other than those listed above, your tender is invalid.

Fees and Expenses

Each of the registration rights agreements provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the new notes and the conduct of the exchange offer. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of old notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of old notes pursuant to the exchange offer.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, new notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the old notes tendered, or if a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer, then the holder must pay any such transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The new notes will be recorded at the same carrying value as the old notes. Accordingly, Crown will not recognize any gain or loss for accounting purposes for the exchange transaction. Crown intends to amortize the expenses of the exchange offer and issuance of the old notes over the term of the new notes.

Registration Rights and Additional Interest on the Old Notes

If:

•	applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer contemplated by this prospectus; or

•	for any other reason this exchange offer is not consummated within 240 days after September 1, 2004 with respect to the initial notes, or within 240 days after October 6, 2004 with respect to the add-on notes, as the case may be; or

•	prior to the 20th day following consummation of this exchange offer:

•	the initial purchasers so request with respect to old notes not eligible to be exchanged for new notes in the registered exchange offer;

•	any holder of old notes notifies us that it is not eligible to participate in the registered exchange offer; or

•	an initial purchaser notifies us that it will not receive freely tradable new notes in exchange for old notes constituting any portion of an unsold allotment,

we will, subject to certain conditions, at our cost:

•	as promptly as practicable, file a shelf registration statement covering resales of the old notes or the new notes, as the case may be;

•	use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act; and

•	keep the shelf registration statement effective until the earliest of (A) the time when the notes covered by the shelf registration statement can be sold pursuant to Rule 144 without any limitations under clauses (c), (e), (f) and (h) of Rule 144, (B) two years from the effective date of the shelf registration statement (or until one year from the effective date of the shelf registration statement if the shelf registration statement is filed at the request of an initial purchaser) and (C) the date on which all notes registered thereunder are disposed of in accordance therewith.

If:

•	within 90 days after September 1, 2004 with respect to the initial notes, or within 90 days after October 6, 2004 with respect to the add-on notes, as the case may be, neither the exchange offer registration statement nor the shelf registration statement has been filed with the SEC;

•	within 210 days after September 1, 2004 with respect to the initial notes, or within 210 days after October 6, 2004 with respect to the add-on notes, as the case may be, the exchange offer registration statement has not been declared effective;

•	within 240 days after September 1, 2004 with respect to the initial notes, or within 240 days after October 6, 2004 with respect to the add-on notes, as the case may be, neither the exchange offer contemplated by this prospectus has been consummated nor the shelf registration statement has been declared effective; or

•	after the shelf registration statement or the exchange offer registration statement is declared effective, such registration statement ceases to be effective or usable (subject to certain exceptions) in connection with resales of old notes or new notes in accordance with and during the periods specified in the applicable registration rights agreement (each such event is referred to as a registration default)

then additional interest will accrue on the old notes and the new notes (in addition to the stated interest on the old notes and the new notes) from and including the date on which any such registration default has occurred to but excluding the date on which all registration defaults have been cured. Additional interest will accrue at a rate of 0.50% per annum during the 90-day period immediately following the occurrence of any registration default and will increase by 0.25% per annum at the end of each subsequent 90-day period, but in no event will such rate exceed 1.50% per annum in the aggregate regardless of the number of registration defaults.

DESCRIPTION OF THE NEW NOTES

General

Crown European Holdings SA (“CEH”) issued the old notes and will issue the new notes (the “Notes”) under an indenture (the “Indenture”) among CEH, the Guarantors (as defined below) and Wells Fargo Bank, N.A., as trustee (the “Trustee”).

The add-on notes issued on October 6, 2004 constituted “Additional Notes” under the Indenture and have the same terms as the initial notes issued on September 1, 2004. The initial notes, the add-on notes and any Additional Notes issued in the future will be treated as a single class for all purposes under the Indenture. Unless the context requires otherwise, in this “Description of the New Notes” references to Notes are references to the initial notes, the add-on notes and any Additional Notes issued pursuant to the Indenture.

For purposes of this “Description of the New Notes” references to “CEH” are references to Crown European Holdings SA and not any of its Subsidiaries. The definitions of certain other terms used in the following summary are set forth below under “—Certain Definitions.”

The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof.

The terms of the new notes are the same as the terms of the old notes, except that:

•	the new notes will be registered under the Securities Act of 1933, as amended;

•	the new notes will not bear restrictive legends restricting their transfer under the Securities Act;

•	holders of the new notes are not entitled to certain rights under the registration rights agreement; and

•	the new notes will not contain provisions relating to increased interest rates in connection with the old notes under circumstances related to timing of the exchange offer.

Furthermore, the series of new notes, and the series of old notes, are treated as one series of notes under the Indenture, Security Documents, and the Proceeds Sharing Agreement, and references in the following summary to the series of new notes should be read to include the series of old notes.

The following is a summary of the material provisions of the Indenture, the Security Documents and the Proceeds Sharing Agreement (as defined below). This summary is not necessarily complete and is qualified in its entirety by reference to the Indenture, the Security Documents and the Proceeds Sharing Agreement, including the definitions therein of certain terms used below. You should read the Indenture, the Security Documents and the Proceeds Sharing Agreement because they, and not this summary, will define your rights as a Holder of Notes. Copies of the forms of the Indenture, the Security Documents and the Proceeds Sharing Agreement have been filed with the SEC as Exhibits 4.j, 4.b through 4.g and 4.h, respectively to Crown’s Current Report on Form 8-K filed on September 8, 2004 and are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

To the extent applicable, because French law does not recognize the concept of first, second or third priority liens with respect to most assets located in France securing the Notes, the Security Documents provides that holders of Notes and other creditors secured by a lien over such French assets (including the holders of Pari Passu Second Priority Indebtedness (as defined below) and holders of Pari Passu Third Priority Indebtedness (as defined below)) will have pari passu security interests as a matter of French law, the order of priority among the holders of Notes and such other creditors being determined pursuant to the Euro Intercreditor Agreement (as defined below) and the Proceeds Sharing Agreement.

Principal, Maturity and Interest

In the exchange offer contemplated by this prospectus (the “Offering”), CEH will issue €460 million aggregate principal amount of Notes under the Indenture. CEH may issue additional Notes (the “Additional Notes”) from time to time under the Indenture; provided that any issuance of Additional Notes must first comply with the requirements of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and “—Liens” below. However, no offering of any Additional Notes is being or shall in any manner be deemed to be made by this prospectus. The Notes and any Additional Notes of the same series issued under the same Indenture will be treated as a single class for all purposes under such Indenture.

The Notes will mature on September 1, 2011. Interest on the Notes will accrue at the rate of 6 1/4% per annum. Interest on the Notes will be payable in cash semi-annually in arrears on March 1 and September 1, commencing on March 1, 2005, to Holders of record on the immediately preceding February 15 and August 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Issue Date. Interest will be computed on the basis of a 360-day year comprising twelve 30-day months, and in the case of an incomplete month, the number of days elapsed. The redemption price at final maturity for the Notes will be 100% of their principal amount.

Principal of and premium, if any, and interest on the Notes will be payable at the office or agency of CEH maintained for such purpose in the City and State of New York or London, England (the “Paying Agent”) or, at the option of CEH, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of Notes; provided that if any Holder has given wire transfer instructions to CEH or the Paying Agent at least 15 days prior to the payment date, all payments of principal, premium, if any, and interest with respect to the Notes held by such Holder will be made by wire transfer of immediately available funds to the account specified by such Holder. Until otherwise designated by CEH, CEH’s office or agency in the City and State of New York will be the office of the Trustee maintained for such purpose in the City and State of New York and CEH’s office or agency in London, England will be the office of the Trustee maintained for such purpose in London, England. CEH may change the Paying Agent or Registrar without prior notice to the Holders, and Parent or any of the Restricted Subsidiaries may act as a Paying Agent or Registrar.

Application has been made to list the Notes on the Luxembourg Stock Exchange. So long as the Notes are listed on the Luxembourg Stock Exchange and if required by the Luxembourg Stock Exchange, a Paying Agent and Transfer Agent will be maintained in Luxembourg at all times that payments are required to be made in respect of the Notes. In addition, for so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of the exchange so require, notices to be given to Holders shall be validly given if published in the Luxemburger Wort or another daily leading newspaper with general circulation in Luxembourg.

The Notes will be issued in denominations of €1,000 and integral multiples thereof.

Ranking and Guarantees

The Notes will be senior obligations of CEH, ranking pari passu in right of payment with all other existing and future senior obligations of CEH, including obligations under other unsubordinated Indebtedness (including the New Credit Facility). The Notes will effectively rank senior in right of payment to all existing and future obligations of CEH that are unsecured or secured by Liens junior to those securing the Notes, to the extent of the value, priority and validity of the Liens on the Collateral securing the Notes, and will also rank senior in right of payment to all existing and future obligations of CEH that are, by their terms, subordinated in right of payment to the Notes.

CEH’s obligations under the Notes, the Indenture and the Security Documents will be unconditionally Guaranteed, jointly and severally, by:

•	Parent and each of Parent’s present and future Domestic Subsidiaries that from time to time are obligors under the New Credit Facility or Guarantees or otherwise becomes liable with respect to any Indebtedness of CEH, Parent or any other Guarantor including, without limitation, the New Credit Facility; and

•	each of CEH’s present and future Restricted Subsidiaries that from time to time Guarantee or otherwise become liable with respect to any Indebtedness of CEH, Parent or any other Guarantor including, without limitation, the New Credit Facility, or are otherwise obligors under the New Credit Facility unless the incurrence of such Guarantee is prohibited by the laws of the jurisdiction of incorporation or formation of such Restricted Subsidiary.

The old notes are and the new notes will be Guaranteed by (i) Parent and each of Parent’s Domestic Subsidiaries, subject to limited exceptions, and (ii) each of CEH’s Subsidiaries organized in Belgium, Canada, France, Germany, Mexico, Switzerland and the United Kingdom, subject to limited exceptions. Because of limitations and restrictions under local law, none of CEH’s subsidiaries in Greece, Italy, The Netherlands, Portugal or Spain Guarantee the Notes. One or more Non-Guarantor Subsidiaries of CEH may be borrowers under the New Credit Facility from time to time. Additionally the Notes will not be Guaranteed by any direct or indirect Foreign Subsidiary of Parent that is not also a Subsidiary of CEH, including the Subsidiaries organized in various countries in Central and South America and the Middle East, and the Notes will not be Guaranteed by any Subsidiary of CEH organized in various countries in Africa, Asia and the Caribbean, as well as in Denmark, Finland, Hungary, Ireland and Luxembourg. See “Description of Certain Indebtedness.”

Each Note Guarantee will be a senior obligation of the respective Guarantor, ranking pari passu in right of payment with all other senior obligations of such Guarantor, including obligations under other unsubordinated Indebtedness. Each Note Guarantee will effectively rank senior in right of payment to all existing and future obligations of such Guarantor that are unsecured or secured by Liens junior to those securing the Notes, to the extent of the value, priority and validity of the Liens on the Collateral held by such Guarantor, and will also rank senior in right of payment to all existing and future obligations of such Guarantor that are, by their terms, subordinated in right of payment to the Notes. Each Note Guarantee will be effectively subordinated to Indebtedness incurred by such Guarantor to the extent that such Indebtedness is secured by collateral that does not secure such Note Guarantee. See “—Security,” “—Intercreditor Agreements” and “—Global Participation and Proceeds Sharing Agreement.”

The Notes will be effectively subordinated to the obligations of Non-Guarantor Subsidiaries. As of September 30, 2004, Non-Guarantor Subsidiaries had $146 million of outstanding Indebtedness.

The Guarantors will Guarantee the Notes on the terms and conditions set forth in the Indenture.

A Note Guarantee of a Guarantor (other than Parent or Crown) will be unconditionally released and discharged upon any of the following:

•	any Transfer (including, without limitation, by way of consolidation or merger) by Parent or any Restricted Subsidiary to any Person that is not a Restricted Subsidiary of Parent of all of the Equity Interests of, or all or substantially all of the properties and assets of, such Guarantor, which sale, exchange or transfer is made in accordance with the provisions of the Indenture;

•	any Transfer directly or indirectly (including, without limitation, by way of consolidation or merger) by Parent or any Restricted Subsidiary to any Person that is not a Restricted Subsidiary of Parent of Equity Interests of such Guarantor or any issuance by such Guarantor of its Equity Interests, which Transfer or issuance is made in accordance with the provisions of the Indenture, such that such Guarantor ceases to be a Subsidiary of Parent; provided that such Guarantor is also released from all of its obligations in respect of Indebtedness of CEH, Parent and each other Guarantor;

•	if such Guarantor is a Domestic Subsidiary of Parent, the release of such Guarantor from all obligations of such Guarantor in respect of Indebtedness under the New Credit Facility and under all Guarantees and other obligations of such Guarantor in respect of Indebtedness of CEH, Parent and each other Guarantor;

•	if such Guarantor is a Restricted Subsidiary of CEH, the release of such Guarantor from all obligations of such Guarantor in respect of Indebtedness under the New Credit Facility and under all Guarantees and other obligations of such Guarantor in respect of Indebtedness of CEH, Parent and each other Guarantor; or

•	the designation of such Guarantor as an Unrestricted Subsidiary in accordance with the provisions of the Indenture; provided that such Guarantor is also released from all of its obligations in respect of Indebtedness under the New Credit Facility and under all Guarantees and other obligations of such Guarantor in respect of Indebtedness of CEH, Parent and each other Guarantor.

Except as provided under “—Certain Covenants—Merger, Consolidation or Sale of Assets,” a Note Guarantee of Parent or Crown may be released and discharged only with the consent of each Holder of Notes to which such Note Guarantee relates; provided that the Note Guarantee of Crown may also be released and discharged upon satisfaction of any of the conditions set forth in the first, second or fifth bullet point and, if Crown is also released as guarantor in respect of the Second Priority Notes and the Third Priority Notes, the third bullet point of the preceding paragraph.

No such release or discharge of a Note Guarantee of a Guarantor shall be effective against the Trustee or the Holders of Notes to which such Note Guarantee relates (i) if a Default or Event of Default shall have occurred and be continuing under the Indenture as of the time of such proposed release until such time as such Default or Event of Default is cured and waived (unless such release is in connection with the sale of the Equity Interests in such Guarantor constituting Additional Bank Collateral in connection with the exercise of remedies against such Equity Interests in accordance with the terms of the Security Documents or in connection with a Transfer permitted by the Indenture if, but for the existence of such Default or Event of Default, such Subsidiary would otherwise be entitled to be released from its Guarantee following the sale of such Equity Interests) and (ii) until CEH shall have delivered to the Trustee an officers’ certificate stating that all conditions precedent provided for in the Indenture relating to such transactions have been complied with and that such release and discharge is authorized and permitted under the Indenture. At the request of CEH, the Trustee shall execute and deliver an instrument evidencing such release.

The Security Documents and the Indenture provide that, upon the release of a Note Guarantee under the Indenture, the security interests in the assets of the applicable Guarantor securing the Notes to which such Note Guarantee relates and such Note Guarantee will also be released.

By its terms, the Guarantee of each Domestic Subsidiary Guarantor limits the liability of each such Guarantor to the maximum amount it can pay without its Guarantee being deemed a fraudulent transfer and the Guarantees of CEH’s Subsidiary Guarantors organized in certain jurisdictions, including, without limitation, Belgium, Canada, France, Germany and Switzerland, will contain language limiting the amount of Indebtedness Guaranteed. See “—Certain Bankruptcy and Fraudulent Transfer Limitations,” “Risk Factors—Risks Related to the Notes—The notes and the note guarantees and the granting of the collateral securing the note guarantees may be voidable, subordinated or limited in scope under laws governing fraudulent transfers and insolvency” and “—Insolvency and administrative laws could limit your ability to enforce your rights under the notes, the note guarantees and the security documents.”

Security

Pursuant to the Security Documents, the Notes and the Note Guarantees thereof and any Additional Pari Passu First Priority Indebtedness (including Pari Passu First Priority Indebtedness under the New Credit Facility) will be secured by a first priority Lien, subject to Permitted Collateral Liens, on all assets that from time to time secure the obligations of CEH and the Guarantors under the New Credit Facility and the Related Obligations (the “Bank Collateral”) other than, except to the extent provided below, the Additional Bank Collateral (as defined below). That portion of the Bank Collateral which secures the obligations of CEH and each Guarantor under the Notes and the Notes Guarantees is referred to in this “Description of the New Notes” as the “Collateral.” The (i) New Credit Facility and the Related Obligations are secured by a first priority Lien on the Collateral and the Additional Bank Collateral, (ii) the Existing Second Priority Notes and any Additional Pari Passu Second Priority Indebtedness that may be issued from time to time in accordance with the terms of the Indenture are and will be, as applicable, secured by a second priority Lien on the Collateral and (iii) the Existing Third Priority Notes and

any Additional Pari Passu Third Priority Indebtedness that may be issued from time to time in accordance with the terms of the Indenture are and will be, as applicable, secured by a third priority Lien on the Collateral. See “Description of Certain Indebtedness” and “Risk Factors—Risks Related to the New Notes—The value of the collateral securing the new notes may not be sufficient to satisfy Crown’s and its subsidiaries’ obligations under the new notes and the collateral securing the new notes may be reduced or diluted under certain circumstances” and “—At any time that the proceeds sharing agreement is not given effect, the new notes will also be effectively subordinated to Crown’s and its subsidiaries’ obligations to the extent that these obligations are secured by collateral that does not secure the new notes.”

That portion of the Bank Collateral which secures the obligations under the New Credit Facility and the Related Obligations but does not secure the obligations under the Notes and the Note Guarantees consists of the following (the “Additional Bank Collateral”):

(1) except as provided below, the pledges of the capital stock of substantially all Subsidiaries of Parent (other than the pledge of 100% of the outstanding capital stock of the Pledged Holdco, which is pledged for the benefit of all Secured Parties) (collectively, the “Excluded Securities”); and

(2) all or substantially all of the assets of Non-Guarantor Subsidiaries of Parent that may be obligors from time to time under the New Credit Facility.

The Security Documents provide that to the extent the Notes are secured by one or more intercompany notes, the amount realizable with respect to any single intercompany note upon any exercise of remedies by the holders of Notes will be limited to the amount necessary such that the issuer of the intercompany note would not be required to prepare separate audited financial statements under applicable rules or regulations of the Securities and Exchange Commission.

Applicable French law does not recognize the concept of first, second or third priority liens with respect to most assets located in France securing the notes and, as a result, the Euro Intercreditor Agreement (as defined below) and the security agreements entered into by CEH relating to any such assets located in France provide, among other things, with respect to such assets, that the Holders of Notes and other creditors secured by a lien on such assets (including the holders of Pari Passu Second Priority Indebtedness and the holders of Pari Passu Third Priority Indebtedness) will have pari passu security interests as a matter of French law; however, the right to receive distributions upon any foreclosure or other disposition of such assets will be structured so as to give effect to the subordination of the liens securing Pari Passu Second Priority Indebtedness and Pari Passu Third Priority Indebtedness, respectively, as described in this section and under “—Intercreditor Agreements” below. Further, certain security interests granted under German law have been granted to a collateral agent holding them for the benefit of different classes of creditors intended to have different priority rights. In such a case, there is technically only one security interest according to German law (that held by this agent), and an order of priority among creditors for whose benefit the agent is holding collateral can only be derived from the stipulations and agreements made by the respective creditors regarding the use of proceeds. As described under the heading “—Intercreditor Agreements” the various representatives of the different classes of creditors with different priorities have entered into such an agreement.

The indentures and other agreements governing the Existing Unsecured Notes provide that if any liens are granted on any Principal Property or on any shares of capital stock or evidences of indebtedness for borrowed money issued by Subsidiaries of Crown that own, operate or lease one or more Principal Properties (“Principal Properties Subsidiaries”) and owned by Crown or any Principal Properties Subsidiary, and such liens secure indebtedness representing 10% or more of Crown’s consolidated net tangible assets, then the Existing Unsecured Notes must be equally and ratably secured by such lien on such Principal Property, capital stock and indebtedness. The Security Documents provide that for so long as (and to the extent that) any Existing Unsecured Notes remain outstanding and continue to contain the limitation described in the preceding sentence, the amount of Indebtedness of Crown and its Subsidiaries secured thereunder by any Principal Properties or by any shares of capital stock or evidences of Indebtedness issued by Principal Properties Subsidiaries that are owned by Crown or any Principal Properties Subsidiary and that constitute Collateral or Bank Collateral will be limited such that it will not exceed 10% of Crown’s consolidated net tangible assets (as defined in the indentures and other agreements governing the Existing Unsecured Notes) unless the Existing Unsecured Notes shall for any reason become entitled pursuant to their terms to be secured by a lien on such Principal Properties, capital stock or indebtedness, in which case the full amount of the obligations of Crown and its Subsidiaries under the Notes (to the extent such capital stock, indebtedness or properties would otherwise constitute Collateral) and the New Credit Facility and the Related Obligations and all other Pari Passu Indebtedness entitled to be secured by a lien on such assets (including, without limitation, Pari Passu Second Priority Indebtedness and Pari Passu Third Priority Indebtedness) will be secured by such Principal Properties, capital stock and indebtedness as provided for in the applicable Intercreditor Agreement. See “—Intercreditor Agreements.”

All funds distributed under the Security Documents and received by the Collateral Agent for the benefit of the Secured Parties will, subject to the Proceeds Sharing Agreement, be distributed by the Collateral Agent in accordance with the provisions of the Intercreditor Agreements. See “—Intercreditor Agreements” and “—Global Participation and Proceeds Sharing Agreement.”

There can be no assurance that the proceeds from the sale of the Collateral in whole or in part pursuant to the Indenture and the Security Documents following a Default or Event of Default would be sufficient to satisfy payments due on the Notes. By its nature, some or all of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time, if salable. See “—Sufficiency of Collateral.”

The collateral release provisions of the Indenture and the Security Documents may permit the release of Collateral without substitution of collateral of equal value under certain circumstances. See “—Intercreditor Agreements.”

To the extent that third parties enjoy Liens permitted by the Security Documents and the Indenture, such third parties will have rights and remedies with respect to the assets subject to such Liens that, if exercised, could adversely affect the value of the Collateral or the ability of the Collateral Agent, acting on behalf of the Secured Parties, to realize or foreclose on the Collateral. In addition, the ability of the Collateral Agent, acting on behalf of the Secured Parties, to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See “—Certain Bankruptcy and Fraudulent Transfer Limitations.”

Sufficiency of Collateral

The value of the Collateral may not be sufficient to satisfy the Notes and the Collateral may be reduced or diluted under certain circumstances. The Notes will be secured by first priority liens on the Collateral, which will also secure on a first priority basis Parent’s and its Subsidiaries’ obligations under the New Credit Facility and Obligations to lenders and their affiliates permitted by the terms of the New Credit Facility, such as in connection with interest rate and currency agreements. The Collateral also secures the Existing Second Priority Notes on a second priority basis and the Existing Third Priority Notes on a third priority basis. The value of the Collateral may not be sufficient to satisfy the obligations under the Notes.

The Collateral also secures additional Indebtedness to the extent permitted by the terms of the Indenture, the New Credit Facility, the Second Priority Notes Indenture and the Third Priority Notes Indenture. Your rights to the Collateral would be diluted by any increase in the Indebtedness secured by the Collateral. Additional assets other than the Collateral secure the obligations of Parent and its Subsidiaries under the New Credit Facility. Guarantees of the Notes by certain Subsidiaries may be limited so as not to violate applicable laws. In the event of foreclosure on the Collateral, the proceeds from the sale of the Collateral securing Indebtedness under the Notes may not be sufficient to satisfy the Notes and Parent may not be able to continue operating its business. See “—Global Participation and Proceeds Sharing Agreement.”

The Collateral is partly composed of secured intercompany loans. As intercompany loans, the claims of the creditor thereunder may be affected by applicable local law and may be subordinated to the claims of unrelated third party creditors.

By their nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. The book value of the Collateral should not be relied on as a measure of realizable value for such assets. In addition, a significant portion of the Collateral includes assets that may only be usable, and thus retain value, as part of Parent’s existing operating businesses. Accordingly, any such sale of the Collateral separate from the sale of certain operating businesses may not be feasible or of significant value. The Collateral is located in a number of countries, and the multi-jurisdictional nature of any foreclosure on the Collateral may limit the realizable value of the Collateral. To the extent that holders of other secured Indebtedness or third parties enjoy liens (including statutory liens), whether or not permitted by the Indenture, such holders or third parties may have rights and remedies with respect to the Collateral securing the Notes that, if exercised, could reduce the proceeds available to satisfy the obligations under the Notes.

If Parent designates an Unrestricted Subsidiary as permitted by the Indenture, all of the liens on any Collateral owned by the Unrestricted Subsidiary or any of its Subsidiaries and any Guarantees of the Notes by the Unrestricted Subsidiary or any or its Subsidiaries will be released under the Indenture but not under the New Credit Facility. Designation of an Unrestricted Subsidiary will reduce the aggregate value of the Collateral to the extent that liens on the assets of the Unrestricted Subsidiary and its Subsidiaries are released and the Notes will be structurally subordinated to the debt and other obligations of the Unrestricted Subsidiary and its Subsidiaries. This may materially reduce the Collateral available to secure the Notes.

Intercreditor Agreements

The Trustee on behalf of the Holders of the Notes entered into an Amended and Restated U.S. Intercreditor and Collateral Agency Agreement (the “U.S. Intercreditor Agreement”) with Citibank North America, Inc., as collateral agent (the “U.S. Collateral Agent”), and an Amended and Restated Euro Intercreditor and Collateral Agency Agreement (the “Euro Intercreditor Agreement” and, together with the U.S. Intercreditor Agreement, the “Intercreditor Agreements”), with Citicorp Trustee Company Limited, as collateral agent (the “Euro Collateral Agent” and, together with the U.S. Collateral Agent, the “Collateral Agents”), and, in each case, each other Secured Party (including, the trustees under the Existing Second Priority Notes and the Existing Third Priority Notes) to the extent such Secured Parties enjoy a security interest in the Collateral covered by such Intercreditor Agreement. The Intercreditor Agreements amended and restated in their entirety the U.S. Intercreditor and Collateral Agency Agreement and Euro Intercreditor and Collateral Agency Agreement entered into on the 2003 Secured Notes Issue Date among the applicable Collateral Agent, the administrative agent under the Existing Credit Facility and Second Priority Notes Trustee and Third Priority Notes Trustee. The following summary of certain provisions of the Intercreditor Agreements does not purport to be complete and is qualified in its entirety by reference to the Intercreditor Agreements.

Pursuant to the terms of each Intercreditor Agreement, the applicable Collateral Agent has been appointed as collateral agent for each of the Secured Parties thereunder and holds the liens and security interests in the applicable Collateral granted pursuant to the Security Documents with sole authority to exercise remedies under the Security Documents. Each Collateral Agent has agreed to act as mortgagee under all mortgages, beneficiary under all deeds of trust and as secured party under the applicable security agreements, to follow the instructions provided to it under its Intercreditor Agreement and to carry out certain other duties.

Each Intercreditor Agreement sets out the relative rights and responsibilities of the Secured Parties with respect to the applicable Collateral and their respective rights to instruct the Collateral Agent thereunder. Pursuant to each Intercreditor Agreement, the Secured Parties thereunder have agreed that, except as described below, (a) each of the Pari Passu First Priority Secured Parties thereunder will have a security interest in the Collateral that is senior and prior to the security interest of all other Secured Parties therein and (b) each of the

Pari Passu Second Priority Secured Parties thereunder will have a security interest in the Collateral that is senior and prior to the security interest of the Pari Passu Third Priority Secured Parties therein. All payments received and all amounts held or realized by a Collateral Agent in respect of Collateral under its respective Intercreditor Agreement will be applied as follows:

(1) first, to such Collateral Agent to the extent necessary to reimburse such Collateral Agent for any expenses in connection with the collection or distribution of such amounts held or realized or in connection with expenses incurred in enforcing its remedies under the Security Documents and preserving the Collateral;

(2) second, to each of the Pari Passu First Priority Secured Parties under such Intercreditor Agreement on a pro rata basis based on the respective amounts of Pari Passu First Priority Indebtedness owing to each of them;

(3) third, to each of the Pari Passu Second Priority Secured Parties under such Intercreditor Agreement on a pro rata basis based on the respective amounts of Pari Passu Second Priority Indebtedness owing to each of them;

(4) fourth, to each of the Pari Passu Third Priority Secured Parties under such Intercreditor Agreement on a pro rata basis based on the respective amounts of Pari Passu Third Priority Indebtedness owing to each of them; and

(5) fifth, any surplus remaining after such payments shall be paid over to CEH or to whosoever may be lawfully entitled thereto.

Each Intercreditor Agreement provides that, except as described under “—Security” above, the Holders of Notes and the holders of Second Priority Notes and Third Priority Notes shall not enjoy any security interest in the Additional Bank Collateral and shall not be granted any rights with respect to the Additional Bank Collateral pursuant to such Intercreditor Agreement.

Applicable French law does not recognize the concept of first, second or third priority liens with respect to most assets located in France securing the notes and, as a result, the Euro Intercreditor Agreement and the security agreements entered into by CEH relating to any such assets located in France provide, among other things, with respect to such assets, that the Holders of Notes and other creditors secured by a lien on such assets (including the holders of Pari Passu Second Priority Indebtedness and the holders of Pari Passu Third Priority Indebtedness) will have pari passu security interests as a matter of French law; however, the right to receive distributions upon any foreclosure or other disposition of such assets will be structured so as to give effect to the subordination of the liens securing Pari Passu Second Priority Indebtedness and Pari Passu Third Priority Indebtedness, respectively, as described under “—Security” above and in this section. Further, certain security interests granted under German law have been granted to a collateral agent holding them for the benefit of different classes of creditors intended to have different priority rights. In such a case, there is technically only one security interest according to German law (that held by this agent), and an order of priority among creditors for whose benefit the agent is holding collateral can only be derived from the stipulations and agreements made by the respective creditors regarding the use of proceeds. As described under the heading “—Intercreditor Agreements” the various representatives of the different classes of creditors with different priorities have entered into such an agreement.

Each Intercreditor Agreement provides that, if at any time the Existing Unsecured Notes are given the benefit of a security interest in any Principal Property of Crown or any of its Subsidiaries or in any shares of capital stock or evidences of indebtedness for borrowed money issued by any Principal Properties Subsidiary of Crown which capital stock or indebtedness is owned by Crown or any Principal Properties Subsidiary, then, to the extent that such Principal Property, capital stock or indebtedness constitutes collateral securing such Indebtedness under such Intercreditor Agreement, the Pari Passu Second Priority Secured Parties and the Pari Passu Third Priority Secured Parties under such Intercreditor Agreement will have an equal and ratable first priority security interest together with the other Pari Passu First Priority Secured Parties (including, without limitation, the Holders of the Notes) under such Intercreditor Agreement in such Principal Property, capital stock and indebtedness and will, with respect thereto (and only to the extent thereof), be considered “Pari Passu First Priority Secured Parties” for purposes of such Intercreditor Agreement.

Each Intercreditor Agreement provides that, for so long as any obligations are outstanding under any Pari Passu First Priority Indebtedness, the Bank Agent will have the exclusive right to instruct the Collateral Agent thereunder to manage, perform and enforce the terms of the Security Documents relating to the Collateral and to exercise and enforce all privileges, rights and remedies thereunder according to its direction, including to take or retake control or possession of such Collateral and to hold, prepare for sale, process, sell, lease, dispose of or liquidate such Collateral, including, without limitation, following the occurrence of a Default or Event of Default under the Notes. Under each Intercreditor Agreement, in the event that the Bank Agent releases the Lien on any Collateral in respect of any obligations under all Pari Passu First Priority Indebtedness under the New Credit Facility, including, without limitation, in connection with the repayment in full of all obligations under all Pari Passu First Priority Indebtedness under the New Credit Facility, the Lien of each such other Secured Party on such Collateral will be automatically released and terminated; provided, however, that no such release (other than certain releases of Collateral following a sale or transfer thereof if permitted by the Indenture and the Security Documents and releases in connection with the foreclosure, sale or other disposition of such Collateral following the acceleration of any Pari Passu First Priority Indebtedness under the New Credit Facility) shall be effective against the Trustee or the Holders if a Default or Event of Default shall have occurred and be continuing under the Indenture as of the time of such proposed release and notice thereof shall have been given to the Collateral Agent at least one business day prior to such release until such time as the Default or Event of Default is cured or waived unless such release is consented to by the Holders in accordance with the terms of the Indenture. Each Intercreditor Agreement provides that following the payment in full of all Pari Passu First Priority Indebtedness under the New Credit Facility and the Related Obligations and if all of the Collateral shall not have been released, the Trustee will generally succeed to the right to make determinations with respect to the Collateral given to the Bank Agent and, following the payment in full of all of the Pari Passu First Priority Indebtedness under the Notes, and if all the Collateral shall not have been released, the Second Priority Notes Trustee will generally succeed to the right to make determinations with respect to the Collateral given to the Bank Agent and the Trustee, as the case may be, as described above and, following the payment in full of all of both the Pari Passu First Priority Indebtedness and the Pari Passu Second Priority Indebtedness and if all of the Collateral shall not have been released, the Third Priority Notes Trustee will generally succeed to the right to make determinations with respect to the Collateral given to the Bank Agent and the Trustee, as the case may be, and the Second Priority Notes Trustee as described above.

Each Intercreditor Agreement provides that, for so long as any Pari Passu First Priority Indebtedness under the New Credit Facility shall be outstanding, the Trustee on behalf of the Holders of Notes waive any and all right to (i) require the Collateral Agent to marshal any property or assets of CEH or any Guarantor or (ii) resort to any of the property or assets of CEH or any Guarantor in any particular order or manner.

Each Intercreditor Agreement provides that so long as any Pari Passu First Priority Indebtedness under the New Credit Facility shall be outstanding, in any bankruptcy case involving CEH or any of the Guarantors (i) no other party may contest any request by the Bank Agent or the Collateral Agent for relief under applicable bankruptcy law including adequate protection or relief from the automatic stay and (ii) each party shall waive any rights (A) to seek relief from the automatic stay or to seek adequate protection, (B) to object to any claim by a trustee under Section 506(c) of the United States Bankruptcy Code to the extent that the Requisite Obligees have not objected to such claim, (C) to object to any election or failure to elect by the holders of obligations under the Pari Passu First Priority Indebtedness under the New Credit Facility under Section 1111(b) of the United States Bankruptcy Code or (D) to object to a borrowing or grant of security interest or an administrative claim pursuant to Section 364 of the United States Bankruptcy Code.

Each Intercreditor Agreement provides that, in the event of any dissolution, winding-up, liquidation or reorganization of CEH or any Guarantor or any of their subsidiaries, if any Secured Party or representative thereof does not file a proper claim or proof of debt in the form required in such proceeding prior to 30 days before the expiration of the time to file such claim or claims, then the Collateral Agent shall have the right (but not the obligation) to file and be authorized and empowered, and irrevocably appointed as attorney-in-fact, to file an appropriate claim for and on behalf of the holders of such indebtedness. In addition, in connection with any plan proposed by the Bank Agent that is consistent with the terms of the Intercreditor Agreement, the Trustee, the Second Priority Notes Trustee and the Third Priority Notes Trustee each agree to vote their claim to approve such plan.

Each Intercreditor Agreement provides that it may be amended by the Collateral Agent and either the Bank Agent, the Trustee, the Second Priority Notes Trustee or the Third Priority Notes Trustee, to the extent such party is at such time generally entitled to make determinations with respect to the Collateral as described above, except that any modification or waiver that (i) adversely affects a Secured Party’s right to receive distributions or consent to a release of Collateral following the occurrence of a default or event of default with respect to such Secured Party’s indebtedness or (ii) by its terms has a disproportionate adverse effect on any Secured Party (as opposed to all Secured Parties) shall, in each case, require the written consent of such Secured Party or its representative; provided that no such consent will be required with respect to amendments necessary to permit the inclusion of additional indebtedness that is permitted or required by the terms of the Indenture to become a party to such Intercreditor Agreement; provided, further, that any amendment that directly and adversely affects Parent or any of its subsidiaries will require the written consent of Parent or CEH, as the case may be.

“Bank Agent” means the administrative agent appointed and acting in accordance with the terms of the New Credit Facility.

Each Intercreditor Agreement provides that if, following the release of the Lien on any Collateral, the property or assets which were subject to such Lien are again made subject to the Lien of any Indebtedness required to become a party to such Intercreditor Agreement, then the Notes will also be entitled to the benefit of such Liens to the extent and in the manner provided for in the Security Documents.

Each Intercreditor Agreement further provides, among other things, that:

(1) the Secured Parties thereunder will provide notices (such notices to be provided in writing and contemporaneously with any notice provided to CEH) to each other with respect to the acceleration of their respective Indebtedness;

(2) all decisions with respect to the Collateral thereunder, including the time and method of any disposition thereof, will be made (w) by the Bank Agent for so long as any obligations under any Pari Passu First Priority Indebtedness under the New Credit Facility or, the Related Obligations shall be outstanding and thereafter, if, pursuant to the terms of the Security Documents, all of the Collateral shall not have been released, (x) by the Trustee for so long as any obligations under the Notes shall be outstanding and thereafter, if, pursuant to the Security Documents, all of the Collateral shall not have been released, (y) by the Second Priority Notes Trustee for so long as any obligations under the Second Priority Notes shall be outstanding and thereafter, if, pursuant to the terms of the Security Documents, all of the Collateral shall not have been released, or (z) by the Third Priority Notes Trustee for so long as any obligations under the Third Priority Notes shall be outstanding;

(3) the Secured Parties thereunder will not contest each other’s security interest in and Liens on the Collateral or contest the validity of the documents governing their respective security interests;

(4) in a bankruptcy or insolvency proceeding (w) the Bank Agent for so long as any obligations under any Pari Passu First Priority Indebtedness under the New Credit Facility or, the Related Obligations shall be outstanding may, and thereafter, if, pursuant to the terms of the Security Documents, all of the Collateral shall not have been released, (x) the Trustee for so long as any obligations under the Notes shall be outstanding and thereafter, if, pursuant to the Security Documents, all of the Collateral shall not have been released, (y) the Second Priority Notes Trustee for so long as any obligations under the Second Priority Notes shall be outstanding may, and thereafter, if, pursuant to the terms of the Security Documents, all of the Collateral shall not have been released, or (z) the Third Priority Notes Trustee for so long as any obligations under the Third Priority Notes shall be outstanding may, consent to the use of cash collateral in their sole discretion; and

(5) the Collateral Agent thereunder, on behalf of any Secured Party thereunder, will not directly or indirectly seek to foreclose or realize upon, judicially or non-judicially, any Collateral or take any other enforcement action against or in respect of the Collateral, unless and until such Collateral Agent receives written authorization from (w) the Bank Agent or, if no obligations are outstanding under any Pari Passu First Priority Indebtedness under the New Credit Facility, (x) the Trustee for so long as any obligations under the Notes shall be outstanding and thereafter, if, pursuant to the Security Documents, all of the Collateral shall not have been released, (y) the Second Priority Notes Trustee for so long as any obligations under the Second Priority Notes shall be outstanding and thereafter, (z) the Third Priority Notes Trustee for so long as any obligations under the Third Priority Notes shall be outstanding.

Each Intercreditor Agreement provides that the Collateral Agent thereunder shall have no liability to any of the Secured Parties thereunder as a consequence of its performance or non-performance under such Intercreditor Agreement, except for gross negligence or willful misconduct.

Global Participation and Proceeds Sharing Agreement

The Trustee on behalf of the Holders of Notes together with each Collateral Agent have entered into an Amended and Restated Global Participation and Proceeds Sharing Agreement (the “Proceeds Sharing Agreement”) with Citicorp North America, Inc., as sharing agent (the “Sharing Agent”), and, in each case, each other Secured Party (including, the trustees under the Existing Second Priority Notes and the Existing Third Priority Notes) (each such party, a “Covered Party” and the indebtedness held by such party, the “Covered Debt”). The following summary of certain provisions of the Proceeds Sharing Agreement does not purport to be complete and is qualified in its entirety by reference to the Proceeds Sharing Agreement. The Proceeds Sharing Agreement amended and restated in its entirety the Proceeds Sharing Agreement entered into on the 2003 Secured Notes Issue Date among the Sharing Agent, the administrative agent under the Existing Credit Facility and the Second Priority Notes Trustee and Third Priority Notes Trustee.

Pursuant to the terms of the Proceeds Sharing Agreement, from and after the occurrence of a Triggering Event (as defined below), (i) each Covered Party shall cause Parent and each of its Subsidiaries that are obligors under such Covered Party’s item of Covered Debt to pay (or cause to be paid) any and all Proceeds (as defined below) directly to the Sharing Agent for deposit into an account established by the Sharing Agent (the “Sharing Account”) and (ii) each Covered Party shall cause each Collateral Agent to deliver any and all Collateral Proceeds (as defined below) directly to the Sharing Agent for deposit into the Sharing Account. The Proceeds Sharing Agreement provides that as between CEH or any other applicable obligor under any item of Covered Debt and the holder of such Covered Debt, all payments made by such obligor in respect of such Covered Debt shall be deemed received by the holder of such Covered Debt notwithstanding the fact that such payment may be required to be paid into the Sharing Account in accordance with the terms of the Proceeds Sharing Agreement.

“Collateral Proceeds” means any payment or proceeds (whether in the form of cash or property or other assets) received or receivable by any Covered Party or any agent in respect of any obligations under any Covered Debt, other than any such payment or proceeds to the extent that, and only to the extent that, after giving effect thereto the value of the remaining collateral securing Covered Debt (valued by the Sharing Agent in its sole discretion by any method of its choice at the greater of book value and fair market value) would be zero. Notwithstanding the foregoing, cash paid as an interest payment (and not from the collection, sale or disposition of any collateral securing any Covered Debt) on Covered Debt that is not Matured Covered Debt (as defined below) shall not be Collateral Proceeds but shall be Debt Proceeds.

“Debt Proceeds” means any payment (whether in the form of cash or property or other assets) received or receivable by any Covered Party or agent in respect of any obligations under any Covered Debt (other than Collateral Proceeds) or in exchange for or in connection with the refinancing of Covered Debt.

“Proceeds” means, collectively, Debt Proceeds and Collateral Proceeds.

A “Triggering Event” means the occurrence of any of the following: (i) a default under any item of Covered Debt which results in the acceleration of such Covered Debt prior to the stated maturity thereof (whether or not such acceleration is enforceable under applicable law); or (ii) a default under any item of Covered Debt which is caused by the failure to pay when due at final stated maturity (after giving effect to the expiration of any applicable grace period(s) as provided in the terms of such Covered Debt) principal of such Covered Debt (a “Covered Debt Payment Default”), unless, in each case, such acceleration or Covered Debt Payment Default shall have been waived or deferred by the Covered Party which has so accelerated or in respect of which such Covered Debt Payment Default has occurred.

The Proceeds Sharing Agreement sets out the relative rights and responsibilities of the Covered Parties with respect to the Proceeds and their respective rights to instruct the Sharing Agent. In order for any item of Covered Debt to be entitled to receive any Proceeds under the Proceeds Sharing Agreement either (i) the date of the final scheduled maturity for the payment of principal in respect of such Covered Debt must have occurred and all or a portion of such Covered Debt shall not have been paid in full in cash when so due (after giving effect to any applicable grace periods) or (ii) such Covered Debt must have been accelerated prior to its final maturity (such Covered Debt, “Matured Covered Debt”). All payments received and all amounts held or realized by the Sharing Agent in respect of Collateral Proceeds under the Proceeds Sharing Agreement will be paid as follows:

(1) first, to each Covered Party holding Matured Covered Debt which is Pari Passu First Priority Indebtedness (“First Priority Matured Covered Debt”) on a pro rata basis based on the respective principal amounts of such Covered Party’s First Priority Matured Covered Debt outstanding on the date of the Triggering Event until the Total Obligations owed in respect of all First Priority Matured Covered Debt have been paid in full;

(2) second, following the payment in full of the Total Obligations in respect of First Priority Matured Covered Debt, to each Covered Party holding Matured Covered Debt which is Pari Passu Second Priority Indebtedness (“Second Priority Matured Covered Debt”) on a pro rata basis based on the respective principal amount of such Covered Party’s Second Priority Matured Covered Debt outstanding of the date of the Triggering Event until the payment in full of the Total Obligations in respect of such Second Priority Matured Covered Debt; and

(3) third, following the payment in full of the Total Obligations in respect of First Priority Matured Covered Debt and Second Priority Matured Covered Debt, to each Covered Party holding Matured Covered Debt which is Pari Passu Third Priority Indebtedness (“Third Priority Matured Covered Debt”) on a pro rata basis based on the respective principal amount of such Covered Party’s Third Priority Matured Covered Debt outstanding on the date of the Triggering Event until the payment in full of the Total Obligations in respect of such Third Priority Matured Covered Debt.

Additionally, all payments received and all amounts held or realized by the Sharing Agent in respect of Debt Proceeds under the Proceeds Sharing Agreement will be paid to each Covered Party holding Matured Covered Debt on a pro rata basis based on the respective principal amounts of such Covered Party’s Covered Debt outstanding on the date of the Triggering Event until the Total Obligations owed in respect of all Matured Covered Debt have been paid in full unless such Matured Covered Debt is by its terms subordinated to any other item of Matured Covered Debt, in which case the distribution of Debt Proceeds will give effect to such subordination. Any additional Proceeds that remain in the Sharing Account shall be distributed to each Covered Party holding Matured Covered Debt on a pro rata basis in proportion to the respective principal amounts of all Covered Debt outstanding on the date of the Triggering Event.

Additionally, the Indenture provides that, until such time as the Proceeds Sharing Agreement shall have been terminated in accordance with its terms, neither Parent nor any of its Restricted Subsidiaries shall cause or permit any of CEH or any Restricted Subsidiary of CEH to incur, Guarantee or otherwise become an obligor in respect of any Indebtedness (a) incurred pursuant to either (x) the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and

Issuance of Preferred Stock,” (y) clause (1) or (2) of the second paragraph of the covenant described under “Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” or (z) clause (5) of the second paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” as Permitted Refinancing Indebtedness of (x) Indebtedness incurred pursuant to clause (2) of such paragraph or the first paragraph of such covenant or (y) Existing Indebtedness represented by the Existing Second Priority Notes or Existing Third Priority Notes or (b) that is otherwise secured by any Collateral pursuant to a Lien permitted under clause (1) or (2) of the definition of “Permitted Collateral Liens” unless, to the extent that such Indebtedness is not otherwise Covered Debt under the Proceeds Sharing Agreement, such Indebtedness (the “Future Covered Debt”) is made subject to the terms of the Proceeds Sharing Agreement. The Proceeds Sharing Agreement provides that, following the occurrence of a Triggering Event, all Future Covered Debt will be required to share amounts received in respect of such Future Covered Debt with the holders of Covered Debt in a manner consistent with the sharing mechanism described above.

“Total Obligations” means as to any item of Covered Debt the sum of (i) the then outstanding obligations in respect of such Covered Debt (including, without limitation, interest on any defaulted amounts owed in accordance with the terms of such Indebtedness) and (ii) interest on the Net Cash Deposited Amount, which interest shall accrue (a) on the outstanding amount of such Net Cash Deposited Amount from and including the date on which such Net Cash Deposited Amount was deposited into the Sharing Account and (b) at the rate at which such Net Cash Deposited Amount would have accrued interest (assuming that the entire amount of such Net Cash Deposited Amount represented principal outstanding under the applicable Covered Debt) pursuant to the terms of the applicable item of Covered Debt, it being understood that (y) interest on any obligation which accrues at a floating or variable rate shall be calculated in same manner as such interest was calculated on the date such Covered Debt became Matured Covered Debt and (z) the Net Cash Deposited Amount shall accrue interest at the applicable default rate to the extent such default rate would accrue if Parent or the applicable obligor in respect of such Covered Debt had failed to satisfy the obligation to pay principal in respect of such Covered Debt (without giving effect to any applicable grace periods). All calculations of “Total Obligations” shall be made by the Sharing Agent and, absent manifest error, shall be binding on all Covered Parties. As used in the definition of “Total Obligations,” “Net Cash Deposited Amount” means the amount of all Proceeds deposited into the Sharing Account in respect of any item of Matured Covered Debt, less the amount of distributions made from the Sharing Account in respect of such item of Matured Covered Debt (for purposes of this definition, whenever any property or other asset (other than cash) is deposited into the Sharing Account, it shall be valued, for purposes of determining the Net Cash Deposited Amount, at its fair market value on the date of deposit into the Sharing Account).

The Proceeds Sharing Agreement further provides, among other things, that:

(i) the Sharing Agent may act (a) with respect to Collateral Proceeds as instructed (i) by the Bank Agent for so long as any obligations under any Pari Passu First Priority Indebtedness under the New Credit Facility or, the Related Obligations shall be outstanding and, thereafter, (ii) by Covered Parties holding at least a majority of the Total Obligations in respect of all other Covered Debt which is Pari Passu First Priority Indebtedness (and following the indefeasible payment in full thereof by Pari Passu Second Priority Indebtedness and, thereafter, Pari Passu Third Priority Indebtedness) and (b) with respect to Debt Proceeds or any other matters under the Proceeds Sharing Agreement as Covered Parties holding at least a majority of the Total Obligations in respect of Covered Debt outstanding as of the applicable date of determination may request (the “Requisite Obligees”) and, in each case, the Sharing Agent shall have no liability for acting in accordance with such request (provided that such action does not, on its face, conflict with the express terms of the Proceeds Sharing Agreement);

(ii) the Sharing Agent may (but shall not be obligated to) at its discretion invest funds in the Sharing Account, (a) in the case of United States dollars, in any direct obligations of the federal government of the United States of America having a final maturity not later than 90 days from the date such funds are invested, (b) in the case of Euros, in any direct obligations of the government of the Federal Republic of Germany having a final maturity not later than 90 days from the date such funds are invested and (c) in the case of any other currency, in any securities described in clauses (a) and (b);

(iii) all amounts of funds in the Sharing Account and any and all proceeds received in respect of funds, property or other assets in the Sharing Account shall remain deposited in the Sharing Account as additional Collateral Proceeds or Debt Proceeds, as applicable, for the benefit of the Covered Parties until released in accordance with the terms of the Proceeds Sharing Agreement;

(iv) all property and other assets other than cash from time to time deposited in the Sharing Account shall be valued at the fair market value of such property or asset as of the applicable date of deposit, and in the event that the Sharing Agent shall distribute any property or assets other than cash from the Sharing Account, the amount of such distribution shall be deemed to equal the fair market value of such property or assets, as the case may be, on the date of distribution from the Sharing Account (fair market value shall be determined by the Sharing Agent, whose determination, absent manifest error, shall be conclusive as to fair market value);

(v) to the extent that any property or assets other than cash are distributed from the Sharing Account in respect of Covered Debt, subject to certain exceptions, the Sharing Agent shall use its commercially reasonable efforts to distribute such property and assets among all Covered Parties receiving a distribution as of each applicable distribution date based on their respective rights in such distribution as described above; provided, however, that the Sharing Agent may in its sole discretion sell or otherwise convert any non-cash Proceeds into cash in lieu of distributing such non-cash Proceeds;

(vi) the Sharing Agent shall be entitled to deduct from time to time from the Sharing Account and be entitled to be paid therefrom all of its out-of pocket expenses, liabilities and advances made or incurred by the Sharing Agent in connection with its acting as Sharing Agent under the Proceeds Sharing Agreement and all amounts for which Sharing Agent is entitled to indemnification under the Proceeds Sharing Agreement, and to the payment of all out-of-pocket costs and expenses paid or incurred by the Sharing Agent in connection with the exercise of any right or remedy under the Proceeds Sharing Agreement; and

(vii) each representative of Covered Debt shall have the right to request that all cash distributions made to it under the Proceeds Sharing Agreement be made in the same currency as the currency of the Covered Debt it represents by giving prior written notice to the Sharing Agent at least three business days prior to any such distribution and, upon receiving such written notice, the Sharing Agent shall convert all cash to be distributed to such representative into the requested currency on the date of disbursement at the spot rate of exchange available to the Sharing Agent on such date (the Sharing Agent shall be entitled to charge against any amount being distributed as so requested its out-of-pocket expenses incurred in complying with such request).

The Proceeds Sharing Agreement provides that it will not affect the obligations of Parent or any other obligor under any item of Covered Debt to pay all amounts due in respect of such Covered Debt and that any distribution of Proceeds from the Sharing Account to a Covered Party shall not result in the extinguishment of the obligations of such obligor to such Covered Party in respect of such item of Covered Debt.

The Proceeds Sharing Agreement will terminate upon the first to occur of (a) the receipt by the Sharing Agent and the other representatives of Covered Debt of written notice from the Bank Agent that it has elected to terminate the Proceeds Sharing Agreement, which notice shall state that it is a “Notice of Termination,” and (b) when both (i) the Total Obligations under all Covered Debt have been paid in full after the occurrence of a Triggering Event and (ii) all amounts in the Sharing Account have been distributed in accordance with the terms of the Proceeds Sharing Agreement.

The Proceeds Sharing Agreement provides that if, as a result of the operation of that agreement, any Covered Party recovers less in respect of its Covered Debt than it would have had it not been a party to the Proceeds Sharing Agreement (the “Harmed Covered Party”), then, upon the payment in full of the Total Obligations in respect of any item of Covered Debt, the Covered Party which has benefited from the operation of the Proceeds Sharing Agreement through the receipt of Proceeds resulting in a recovery that is greater than the recovery that would have been realized had such Covered Party not been a party to the Proceeds Sharing Agreement (the “Benefited Covered Party”), each Harmed Covered Party will be subrogated to the rights, if any, that each such Benefited Covered Party may have against Parent or any of its subsidiaries to receive payments and distributions of cash, property or other assets of such obligor. Any such cash, property or other assets received by a Harmed Covered Party will constitute Debt Proceeds or Collateral Proceeds, as applicable, under the Proceeds Sharing Agreement. The Proceeds Sharing Agreement provides that each Benefited Covered Party will agree to use its commercially reasonable efforts to cooperate with each Harmed Covered Party to give effect to the foregoing provision.

The Proceeds Sharing Agreement provides that it may be amended by the Sharing Agent and the Requisite Obligees, except that any modification or waiver that by its terms (i) adversely affects the right of any holder of Covered Debt to receive distributions, (ii) obligates any Covered Party to contribute funds or other amounts under the Proceeds Sharing Agreement in excess of its obligations as in effect on the Issue Date or (iii) has a disproportionate adverse effect on any holder of Covered Debt (as opposed to all holders of Covered Debt), shall not be effective against any holder of Covered Debt without the written consent of the agent in respect of such Covered Debt; provided that no such consent will be required with respect to amendments necessary to permit the inclusion of additional indebtedness that is required by the terms of the Indenture or any other Covered Debt to become a party to the Proceeds Sharing Agreement.

Certain Bankruptcy and Fraudulent Transfer Limitations

The right of a Collateral Agent to repossess and dispose of, or otherwise exercise remedies in respect of, Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy, insolvency or similar law if a bankruptcy, insolvency or similar proceeding were to be commenced by or against CEH or a Guarantor prior to such Collateral Agent having repossessed and disposed of, or otherwise exercised remedies in respect of, such Collateral. Fraudulent transfer, insolvency and administrative laws may void, subordinate or limit the Notes, Note Guarantees and the granting of Collateral securing the Notes and may otherwise limit your ability to enforce your rights under the Notes, the Note Guarantees and the Security Documents.

France

CEH and several guarantors of the Notes are organized under the laws of France. For a French company to give a guarantee certain procedural and substantive requirements must be satisfied. In particular, under French company law a French court may, under certain circumstances, set aside a guarantee granted by a French company for the benefit of another company if the guarantor derives no corporate benefit of its own from such transaction or if the liability assumed by the guarantor exceeds the guarantor’s financial resources. The application of these provisions of French law depends on the interpretation of the facts by a French court. Although the guarantors organized in France have determined that they are receiving a sufficient corporate benefit for executing a guarantee, there can be no assurance that a French court would agree with this conclusion. A French court may also refuse to enforce a guarantee if it is determined that the company granting such guarantee was insolvent at the time the guarantee was granted. In addition, a French court may grant a debtor or guarantor a period of time to perform its obligation. The liabilities and obligations of any guarantor incorporated in France shall be limited to the extent required by applicable law to the amount any guarantor can pay without exceeding its financial capacity or otherwise resulting in insolvency of the guarantor.

Any insolvency proceedings with respect to CEH or its Subsidiaries incorporated in France would likely proceed under the laws of France. French insolvency legislation generally favors the continuation of a business and protection of employment over payment of creditors.

A French company is required to petition for bankruptcy within 15 days of its becoming unable to pay its debts as they come due (date de cessation des paiements). Failure to do so subjects the directors to personal liability. A company’s creditors also may file a bankruptcy petition if it is insolvent. Following any such petition and after a hearing with the company, the court issues either (1) an order commencing bankruptcy proceedings (jugement d’ouverture) and appointing (a) an administrator to investigate the affairs of the debtor during an initial observation period (période d’observation), and make proposals for its reorganization, sale or liquidation as well as (b) a creditors’ representative, or (2) an order for the immediate liquidation of the company (liquidation judiciaire immédiate).

In the order commencing judicial reorganization or liquidation proceedings or in a subsequent order, the court may order that the date on which the company became unable to pay its debts as they come due be deemed to be an earlier date of up to 18 months prior to said order (report de la date de cessation des paiements). The importance of this date is that it marks the beginning of a suspect period (période suspecte) during or before which certain transactions may be void or voidable.

Void transactions include transactions or payments entered into or made during the suspect period that constitute voluntary preferences for the benefit of certain creditors to the detriment of other creditors. These include transfers of assets for no or nominal consideration (à titre gratuit), contracts under which the reciprocal obligations of the debtor significantly exceed those of the other party, payment of debts not due at the time of payment, payments-in-kind, security granted for debts previously incurred and provisional measures unless the writ of attachment or seizure predates the beginning of the suspect period.

Voidable transactions include transfers of assets for no or nominal consideration (à titre gratuit), occurring within six months prior to the commencement of the suspect period, and transactions or payments made when due after the beginning of the suspect period if the party dealing with the debtor knew or should have known that it had suspended payment of its debts.

In addition to challenging void or voidable transactions, the administrator may renounce or set aside executory contracts. If the administrator elects not to renounce a contract, the administrator must ensure that the debtor fully performs its post-petition contractual obligations.

As a general rule, creditors domiciled in continental (métropolitaine) France whose debts arose prior to the commencement of bankruptcy proceedings must file a claim with the creditors’ representative within two months of the publication of the jugement d’ouverture in the Bulletin Officiel des Annonces Civiles et Commerciales; this period is extended to four months for creditors domiciled outside continental (métropolitaine) France. Creditors who have not submitted their claims during this period are barred from receiving distributions made in connection with the bankruptcy proceedings and their unasserted claims will be extinguished under French law.

During the observation period, the debtor is prohibited from paying debts outstanding prior to the commencement of bankruptcy proceedings, subject to certain exceptions. During this period, creditors may not pursue any legal action against the debtor with respect to any claim arising prior to the commencement of the observation period if the objective of the legal action is:

•	to obtain an order for payment of a sum of money by the debtor to the creditor (however, the creditor may require that a court fix the amount due);

•	to set aside a contract for non-payment of amounts owed by the debtor; or

•	to enforce the creditor’s rights against any asset of the debtor.

Contractual provisions such as those contained in the Indenture that would accelerate the payment of debtor’s obligations upon the occurrence of certain bankruptcy events would be subject to an automatic stay of payment under French law for debts outstanding at the time of commencement of bankruptcy proceedings.

If the court orders a judicial reorganization, it can prohibit the sale of an asset that it deems to be essential to the continued business of the debtor and can postpone the payment of debts owed by the debtor. The court can order the liquidation of the company at any time during the bankruptcy proceeding. French bankruptcy law assigns priority to the payment of certain creditors, including the French treasury, employees, secured creditors and post-petition creditors.

If the reorganization of the company fails, the court can order the sale or the liquidation of the company.

If Parent or CEH were to become a debtor in bankruptcy, under certain circumstances a French court could disregard the separateness of Parent and CEH and consolidate the liabilities and assets of those entities as though held and incurred by a single entity. Although the French Code de commerce does not expressly provide for the consolidation of different entities in the same group, courts have ordered consolidation in certain circumstances (for example, abnormal funds transferred, transfer without fair consideration, or operation of a company as an instrumentality for the benefit of an affiliate).

If this were to occur, you could experience delays or reductions in payments on the Notes as a result of:

•	the stay of payments and actions for recovery provision of the French Code de commerce, which means that during the observation period, no debts which were incurred prior to the commencement of proceedings may be repaid, apart from a very few authorized by the bankruptcy court, and the stay of all actions at law; and

•	the fact that certain claims of the French treasury, of employees, and of other secured creditors and post-petition creditors will be paid prior to the Notes.

Under French bankruptcy law, the consent of each creditor affected is generally required in order to consent to the modification of the terms of its indebtedness. In order to prevent a possible stalemate in connection with any possible future restructuring of indebtedness of CEH, the Indenture contains a provision which will, in the event of certain proceedings in France relating to CEH’s creditors, permit 66 2/3% of the holders of the Notes issued under the Indenture to, under certain circumstances, amend fundamental terms of all of the Notes issued under the Indenture including, without limitation, the principal amount, maturity date, interest rate, interest payment date, ranking, redemption, currency and guarantee provisions thereof and/or to require all holders to exchange all or any portion of their Notes for other securities of CEH. This provision of the Indenture is subject to applicable U.S. securities laws including, without limitation, the Trust Indenture Act of 1939 and provisions thereunder requiring the consent of a holder if the right to receive payment of principal or interest, or to institute suit for payment, is impaired or affected. To the extent permitted by such applicable law, this right may be exercised at any time when a default or event of default under the Notes has occurred and is continuing and there have commenced and are continuing under French law with respect to CEH certain pre-bankruptcy proceedings relating to its creditors or a formal bankruptcy proceeding. As a result, among other things:

•	you may under such circumstances lose the right to receive principal and interest on the Notes when due or at all,

•	the value of the Notes may be adversely affected, and

•	all or any portion of the Indebtedness represented by the Notes may be extinguished. In addition, applicable law may not permit such provision to be given effect, which may make it more difficult to restructure the terms of the Notes. See “—Amendment, Supplement and Waiver.”

United States

Under federal bankruptcy laws or comparable provisions of state fraudulent transfer laws, the issuance of the Guarantees by Parent and the U.S. Guarantors could be voided, or claims in respect of such liens or obligations could be subordinated to all of their other debts and other liabilities, if, among other things, at the time Parent and/or the U.S. Guarantors issued the related Guarantees, Parent or the applicable Guarantor intended to hinder, delay or defraud any present or future creditor; or received less than reasonably equivalent value or fair consideration for the incurrence of such indebtedness and either:

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which Parent’s or such Guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, Parent or a U.S. Guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the saleable value of all of its assets;

•	the present fair saleable value of its assets was less that the amount that would be required to pay its probable liabilities on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

By its terms, the Guarantee of each U.S. Guarantor limits the liability of each such Guarantor to the maximum amount it can pay without the Guarantee being deemed a fraudulent transfer. Parent believes that immediately after the issuance of the Notes by CEH and the issuance of the Guarantees by the Guarantors, Parent and each of the U.S. Guarantors will be solvent, will have sufficient capital to carry on its respective business and will be able to pay its respective debts as they mature. However, a court may not apply these standards in making its determinations and a court may not reach the same conclusions with regard to these issues. In a recent evidentiary ruling in In re W.R. Grace & Co., the federal bankruptcy court for the District of Delaware held that under the Uniform Fraudulent Transfer Act, whether a transferor is rendered insolvent by a transfer depends on the actual liabilities of the transferor, and not what the transferor knows about such liabilities at the time of the transfer. Therefore, under that court’s analysis, liabilities that are unknown, or that are known to exist but whose magnitude is not fully appreciated at the time of the transfer, may be taken into account in the context of a future determination of insolvency. If the principle articulated by that court is upheld, it would make it very difficult to know whether a transferor is solvent at the time of transfer, and would increase the risk that a transfer may in the future be found to be a fraudulent conveyance.

If a bankruptcy proceeding were to be commenced under the federal bankruptcy laws by or against Parent or any other U.S. Guarantor, it is likely that delays will occur in any payment upon acceleration of the Notes and in enforcing remedies under the Indenture, including with respect to the liens securing the Notes and the Guarantees, because of specific provisions of such laws or by a court applying general principles of equity. Provisions under federal bankruptcy laws or general principles of equity that could result in the impairment of your rights include, but are not limited to:

•	the automatic stay;

•	avoidance of preferential transfers by a trustee or debtor-in-possession;

•	substantive consolidation;

•	limitations on collectibility of unmatured interest or attorney fees;

•	fraudulent conveyance; and

•	forced restructuring of the Notes, including reduction of principal amounts and interest rates and extension of maturity dates, over the holders’ objections.

Additionally, applicable federal bankruptcy laws generally permit a debtor to continue to retain and to use collateral, including capital stock, even if the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The interpretation of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in collateral. Because the term “adequate protection” is subject to varying interpretation and because of the broad discretionary powers of a bankruptcy court, it is impossible to predict (1) whether payments under any of the Notes would be made following commencement of and during a bankruptcy case, (2) whether or when the lenders under the New Credit Facility could foreclose upon or sell any Collateral or (3) whether or to what extent holders of the Notes would be compensated for any delay in payment or loss of value of the Collateral under the doctrine of “adequate protection.” Furthermore, in the event a bankruptcy court were to determine that the value of the Collateral was not sufficient to repay all amounts due on any of the Notes, the holders of such Notes would become holders of “undersecured claims.” Applicable federal bankruptcy laws generally do not permit the payment or accrual of interest, costs and attorneys’ fees for “undersecured claims.”

United Kingdom

Under UK insolvency law, the liquidator or administrator of any guarantor organized in the UK may apply to the court to set aside certain types of preliquidation transactions and to rescind a transaction entered into by such company at an undervalue (which is similar to less than fair value), if such company was insolvent at the time of, or in consequence of, the transaction and enters into a liquidation or administration within two years of the completion of the transaction. A transaction might be so challenged if it involved a gift by a company or such company received consideration of significantly less value than the consideration given by such company. A court generally will not intervene, however, if a company entered the transaction in good faith and for the purpose of carrying on its business and there were reasonable grounds for believing the transaction would benefit such company.

In addition, under UK insolvency law, the liabilities of Guarantors organized in the UK in respect of the Guarantees of the Notes will be paid in the event of an insolvency after certain debts which are entitled to priority under UK law, such as amounts owed in respect of occupational pension schemes and amounts owed to employees.

Other

The Notes will also be guaranteed by and secured by the assets of subsidiaries of CEH in Belgium, Canada, Germany, Mexico, Switzerland and the United Kingdom. The laws of each of these jurisdictions in which the Foreign Subsidiary Guarantors are organized limit the ability of these Subsidiaries to guarantee and secure debt of a parent company. These limitations arise under various provisions or principles of corporate law which include provisions requiring a subsidiary guarantor to receive adequate corporate benefit from the financing, rules governing preservation of share capital, thin capitalization and fraudulent transfer principles. If these limitations are not observed, the Guarantees and security interests of these Guarantors would be subject to legal challenge. In many of these jurisdictions, including Belgium, Canada, France, Germany and Switzerland, the Guarantees and/or security documents will contain language limiting the amount of debt or the type of assets guaranteed and secured so that applicable local law restrictions will not be violated. Accordingly, if you were to enforce the Guarantees and security interests of the Guarantors in these jurisdictions, your claims may be limited. Furthermore, although we believe that the Guarantees and security interests of these Guarantors are enforceable (subject to local law restrictions), a third party creditor may challenge these Guarantees and security interests and prevail in court.

Any enforcement of the Guarantees and Collateral after an insolvency event of any of the Foreign Subsidiary Guarantors will be subject to the insolvency and administrative laws of such Subsidiary Guarantor’s jurisdiction of organization. The insolvency, administrative and other laws of each of these jurisdictions may be materially different from, or in conflict with, each other and those of France and the United States, including in the areas of rights of creditors, priority of governmental and other creditors, ability to obtain post-petition interest and duration of the proceeding. The application of these laws, or any conflict among them, could call into question whether any particular jurisdiction’s law should apply, adversely affect your ability to enforce your rights under the Guarantees and the Collateral in these jurisdictions or limit any amounts that you may receive.

Additional Amounts

All payments made by CEH under or with respect to a Note or by a Guarantor under or with respect to a Note Guarantee will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter, “Taxes”) imposed or levied by or on behalf of the government of

France or any other jurisdiction in which CEH or any Guarantor is organized or is a resident for tax purposes or within or through which payment is made or any political subdivision or taxing authority or agency thereof or therein (any of the aforementioned being a “Taxing Jurisdiction”), unless CEH or such Guarantor is required to withhold or deduct any such Taxes by law or by the interpretation or administration thereof.

If CEH or any Guarantor is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to a Note or a Note Guarantee of such Guarantor, CEH or such Guarantor, as applicable, will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by the Holder of such Note (including Additional Amounts) after such withholding or deduction of such Taxes will not be less than the amount such Holder would have received if such Taxes had not been required to be withheld or deducted; provided, however, that notwithstanding the foregoing, Additional Amounts will not be paid with respect to:

(1) any Taxes that would not have been so imposed, deducted or withheld but for the existence of any present or former connection between the Holder or beneficial owner of a Note (or between a fiduciary, settlor, beneficiary, member or shareholder of, or possessor of power over, the Holder or beneficial owner of such Note, if the Holder or beneficial owner is an estate, nominee, trust, partnership or corporation) and the relevant Taxing Jurisdiction (other than the mere receipt of such payment or the ownership or holding of or the execution, delivery, registration or enforcement of such Note);

(2) subject to the last paragraph of this section, any estate, inheritance, gift, sales, excise, transfer or personal property tax or similar tax, assessment or governmental charge;

(3) any Taxes payable otherwise than by deduction or withholding from payments under or with respect to such Note;

(4) any Taxes that would not have been so imposed, deducted or withheld if the Holder or beneficial owner of the Note or beneficial owner of any payment on such Note had (i) made a declaration of non-residence, or any other claim or filing for exemption, to which it is entitled or (ii) complied with any certification, identification, information, documentation or other reporting requirement concerning the nationality, residence, identity or connection with the relevant Taxing Jurisdiction of such Holder or beneficial owner of such Note or any payment on such Note (provided that (x) such declaration of non-residence or other claim or filing for exemption or such compliance is required by the applicable law of the Taxing Jurisdiction as a precondition to exemption from, or reduction in the rate of the imposition, deduction or withholding of, such Taxes and (y) at least 30 days prior to the first payment date with respect to which such declaration of non-residence or other claim or filing for exemption or such compliance is required under the applicable law of the Taxing Jurisdiction, the relevant Holder at that time has been notified by CEH, any Guarantor or any other person through whom payment may be made that a declaration of non-residence or other claim or filing for exemption or such compliance is required to be made);

(5) any Taxes that would not have been so imposed, deducted or withheld if the beneficiary of the payment had presented the Note for payment within 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period);

(6) any payment under or with respect to a Note to any Holder that is a fiduciary or partnership or any person other than the sole beneficial owner of such payment or Note, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of such payment or Note would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual Holder of such Note; or

(7) any combination of items (1) through (6) above.

The foregoing provisions shall survive any termination or discharge of the Indenture and shall apply mutatis mutandis to any Taxing Jurisdiction with respect to any successor Person to CEH or a Guarantor.

CEH or the applicable Guarantor will also make any applicable withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. CEH or the applicable Guarantor will furnish to the Trustee, within 30 days after the date the payment of any Taxes deducted or withheld is due pursuant to applicable law, certified copies of tax receipts or, if such tax receipts are not reasonably available to CEH or such Guarantor, such other documentation that provides reasonable evidence of such payment by CEH or such Guarantor. Copies of such receipts or other documentation will be made available to the Holders or the Paying Agent, as applicable, upon request.

At least 30 days prior to each date on which any payment under or with respect to any Notes is due and payable, unless such obligation to pay Additional Amounts arises after the 30th day prior to such date, in which case it shall be promptly paid thereafter, if CEH or any Guarantor will be obligated to pay Additional Amounts with respect to such payment, CEH or such Guarantor will deliver to the Trustee and the Paying Agent an officers’ certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and will set forth such other information necessary to enable such Trustee and Paying Agents to pay such Additional Amounts to Holders of such Notes on the payment date. Each officers’ certificate shall be relied upon until receipt of a further officers’ certificate addressing such matters.

Whenever in the Indenture or in this “Description of the New Notes” there is mentioned, in any context, the payment of principal, premium, if any, interest or of any other amount payable under or with respect to any Note, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

CEH and the Guarantors will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Indenture or any other document or instrument in relation thereto, excluding all such taxes, charges or similar levies imposed by any jurisdiction outside any jurisdiction in which CEH or any Guarantor or any successor Person is organized or resident for tax purposes or any jurisdiction in which a Paying Agent is located, and CEH and the Guarantors will agree to indemnify the Holders of the Notes for any such non-excluded taxes paid by such Holders.

Optional Redemption

CEH may redeem the Notes, at its option, in whole at any time or in part from time to time, at a redemption price equal to the greater of:

(1) 100% of the principal amount of the Notes to be redeemed and

(2) the present value of the sum of the principal amount that would be payable on such Notes on September 1, 2011 and all remaining interest payments to and including September 1, 2011 (but excluding any interest accrued to the Make-Whole Redemption Date), discounted on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) from September 1, 2011 to the Make-Whole Redemption Date at a per annum interest rate equal to the Applicable Treasury Rate on such Make-Whole Redemption Date plus 0.50%, in each case, plus accrued and unpaid interest, if any, to the applicable redemption date.

Notwithstanding the foregoing, on or prior to September 1, 2007, CEH, on one or more occasions, may, at its option, redeem up to 35% in aggregate principal amount of Notes (including Additional Notes) originally issued under the Indenture at a redemption price equal to 106.25% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of one or more Equity Offerings by Parent to the extent that the net cash proceeds thereof are contributed to the common equity capital of CEH or are used to subscribe from CEH shares of its Qualified Capital Stock; provided that (1) at least 65% in aggregate principal amount of the Notes (including Additional Notes) originally issued under the Indenture remain outstanding immediately after the occurrence of each such redemption and (2) such redemption occurs within 90 days of the date of the closing of any such Equity Offering.

“Applicable Treasury Rate” for any redemption date, means with respect to the Notes, the yield to maturity at the time of computation of direct obligations of the Federal Republic of Germany with a constant maturity most nearly equal to the period from the applicable Make-Whole Redemption Date of such Notes to September 1, 2011; provided, however, that if the period from the Make-Whole Redemption Date to September 1, 2011 is not equal to the constant maturity of a direct obligation of the Federal Republic of Germany for which a weekly average yield is given, the Applicable Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of direct obligations of the Federal Republic of Germany for which such yields are given except that if the period from the Make-Whole Redemption Date to September 1, 2011 is less than one year, the weekly average yield on actually traded direct obligations of the Federal Republic of Germany adjusted to a constant maturity of one year shall be used.

“Equity Offering” means any public or private sale of common stock (other than Disqualified Stock) of Parent (other than public offerings pursuant to Form S-8 or otherwise relating to Equity Interests issuable under any employee benefit plan of Parent).

“Make-Whole Redemption Date” means, with respect to a Make-Whole Redemption the date such Make-Whole Redemption is effected.

Redemption of Notes for Changes in Withholding Taxes

CEH may, at its option, redeem all, but not less than all, of the then outstanding Notes at a redemption price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest thereon to the redemption date. This redemption applies only if as a result of any amendment to, or change in, the laws or treaties (including any rulings or regulations promulgated thereunder) of France or any other jurisdiction in which CEH or any Guarantor of such Notes is organized or is a resident for tax purposes or within or through which payment is made or any political subdivision or taxing authority or agency thereof or therein (or, in the case of Additional Amounts payable by a successor Person to CEH or a Guarantor of such Notes, of the jurisdiction in which such successor Person is organized or is a resident for tax purposes or any political subdivision or taxing authority or agency thereof or therein) or any amendment to or change in any official position concerning the interpretation, administration or application of such laws, treaties, rulings or regulations (including a holding by a court of competent jurisdiction), which amendment or change is effective on or after the Issue Date (or, in the case of Additional Amounts payable by a successor Person to CEH or a Guarantor of such Notes, the date on which such successor Person became such pursuant to applicable provisions of the Indenture), CEH or a Guarantor of such Notes has become or will become obligated to pay material Additional Amounts (as described above under “—Additional Amounts”) on the next date on which any amount would be payable with respect to such Notes and CEH or such Guarantor determines in good faith that such obligation cannot be avoided (including, without limitation, by changing the jurisdiction from which or through which payment is made) by the use of reasonable measures available to CEH or such Guarantor.

No such notice of redemption may be given earlier than 90 days prior to the earliest date on which CEH or a Guarantor of such Notes would be obligated to pay such Additional Amounts were a payment in respect of such Notes then due or later than 180 days after such amendment or change referred to in the preceding paragraph. At the time such notice of redemption is given, such obligation to pay such Additional Amounts must remain in effect. Immediately prior to the mailing of any notice of redemption described above, CEH shall deliver to the Trustee (i) a certificate stating that CEH is entitled to elect to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of CEH so to elect to redeem have occurred and (ii) an opinion of counsel qualified under the laws of the relevant jurisdiction to the effect that CEH or the applicable Guarantor or such successor Person, as the case may be, has or will become obligated to pay such Additional Amounts as a result of such amendment or change.

Selection and Notice Regarding Notes

If less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes to be redeemed are listed or, if such Notes are not so listed, on a pro rata basis; provided that no Notes with a principal amount of €1,000 or less shall be redeemed in part. Notwithstanding the foregoing, any redemption following an Equity Offering will be made on a pro rata basis or as nearly a pro rata basis as practicable. Notice of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on such Notes or portions thereof called for redemption.

Mandatory Redemption

Except as set forth below under “—Repurchase at the Option of Holders,” CEH is not required to make any mandatory redemption or sinking fund payments with respect to the Notes.

Repurchase at the Option of Holders

Change of Control

Upon the occurrence of a Change of Control, each Holder of Notes will have the right to require CEH to repurchase all or any part (equal to €1,000 or an integral multiple thereof) of such Holder’s Notes pursuant to the offer described below (the “Change of Control Offer”) at an offer price in cash equal to 101% of their aggregate principal amount, plus accrued and unpaid interest, if any, thereon to the purchase date (the “Change of Control Payment”). Within 30 days following any Change of Control, CEH will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the purchase date specified in such notice (which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as required by law) (the “Change of Control Payment Date”) pursuant to the procedures required by the Indenture and described in such notice. Such obligation will not continue after a discharge of CEH or defeasance from its obligations with respect to the Notes. See “—Legal Defeasance and Covenant Defeasance.”

On the Change of Control Payment Date, CEH will, to the extent lawful:

(1) accept for payment all Notes or portions thereof (in integral multiples of €1,000) properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee all Notes so accepted together with an officers’ certificate stating the aggregate principal amount of Notes (or portions thereof) being purchased by CEH.

The Paying Agent will promptly mail to each Holder of Notes so tendered the Change of Control Payment for such Notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder of Notes a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of €1,000 or an integral multiple thereof. CEH will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

CEH will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, CEH will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

Except as described above with respect to a Change of Control, the Indenture will not contain provisions that permit the Holders of the Notes to require that CEH repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction with respect to Parent or CEH.

CEH will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture with respect to a Change of Control Offer made by CEH and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The New Credit Facility and other existing Indebtedness of Parent and its Subsidiaries contain, and their future Indebtedness may contain, prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repayment or repurchase of such Indebtedness upon a Change of Control. Moreover, the exercise by the Holders of their right to require CEH to repurchase the Notes could cause a default under the New Credit Facility and/or such Indebtedness, even if the Change of Control itself does not. Finally, CEH’s ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by its then-existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases and there can be no assurance that CEH would be able to obtain financing to make such repurchases. CEH’s failure to purchase the Notes in connection with a Change of Control would result in a Default under the Indenture which could, in turn, constitute a default under such other Indebtedness.

The existence of a Holder’s right to require CEH to make a Change of Control Offer upon a Change of Control may deter a third party from acquiring CEH in a transaction that constitutes a Change of Control. The definition of “Change of Control” includes a phrase relating to the transfer of “all or substantially all” of the assets of Parent and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of Notes to require CEH to repurchase its Notes as a result of a transfer of less than all of the assets of Parent and its Subsidiaries taken as a whole to another Person may be uncertain.

Asset Sales

The Indenture provides that Parent will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless each of the following requirements is satisfied:

(1) Parent or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2) at least 75% of the consideration therefor received by Parent or such Restricted Subsidiary, as the case may be, is in the form of (a) cash and/or Cash Equivalents, (b) Replacement Assets or (c) any combination of the consideration described in clauses (a) and (b); provided that the amount of:

•	any liabilities (as shown on Parent’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of Parent or any of its Restricted Subsidiaries (other than liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets as a result of which Parent and its Restricted Subsidiaries are released from further liability with respect thereto, and

•	any securities, notes or other obligations received by Parent or any such Restricted Subsidiary from such transferee that are converted within 180 days of receipt thereof by Parent or such Restricted Subsidiary into cash (to the extent of the cash received)

will, in each case, be deemed to be cash for purposes of this provision; and

(3) if such Asset Sale involves the Transfer of Collateral, it complies with the applicable provisions of the Security Documents.

Within 330 days after the receipt of any Net Proceeds from an Asset Sale, Parent or such Restricted Subsidiary may, at its option, cause such Net Proceeds to be applied as follows:

(1) in the case of any Transfer of Collateral or Excluded Securities, (a) to make an investment in or expenditure for Replacement Assets or other capital expenditures on assets that constitute Collateral or to enter into a binding commitment to make such an investment or expenditure; provided that, in the case of a commitment to make an investment or expenditure, such investment or expenditure shall have been made within 180 days of such 330th day (provided that in all such cases such investment or expenditure shall be acquired or made by CEH or a Guarantor and, in the case of investments in or expenditures for Replacement Assets, such Replacement Assets shall be made subject to the Lien of the Security Documents), (b) to repay Indebtedness under the New Credit Facility (including any Related Obligations) and/or any other Pari Passu First Priority Indebtedness (and, in each case, to permanently reduce amounts outstanding thereunder), (c) to consummate a Permitted Existing Secured Notes Repayment or (d) any combination of subclauses (a), (b) and (c) of this clause (1); and

(2) in all other cases, (a) to make an investment in or expenditure for Replacement Assets or other capital expenditure or to enter into a binding commitment to make such an investment or expenditure; provided that, in the case of a commitment to make an investment or expenditure, such investment or expenditure shall have been made within 180 days of such 330th day, (b) to repay Indebtedness (and to permanently reduce amounts outstanding thereunder) secured by a Lien on the assets which are the subject of such Asset Sale, (c) to repay Indebtedness under the New Credit Facility (including any Related Obligations) and/or any other Pari Passu First Priority Indebtedness (and, in each case, to permanently reduce amounts outstanding thereunder), (d) to consummate a Permitted Existing Secured Notes Repayment or (e) any combination of subclauses (a), (b), (c) and (d) of this clause (2).

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $25.0 million, CEH will be required to:

(1) to the extent that such Excess Proceeds resulted from the Transfer of assets constituting Collateral or Excluded Securities:

(a) first, (i) to make an offer (“Asset Sale Offer”) to the Holders of the Notes to purchase Notes on a pro rata basis at an offer price in cash in an amount equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, in accordance with the procedures set forth in the Indenture and (ii) to the extent CEH so elects or is required, to repay any other outstanding Pari Passu First Priority Indebtedness (or offer to purchase such Indebtedness if pursuant to the terms of such Indebtedness the issuer thereof is only required to offer to repay such Indebtedness) (and, in each case, permanently reduce amounts outstanding thereunder (but, in the case of revolving credit Indebtedness, only to the extent that such revolving credit Indebtedness would, in accordance with its terms, require a permanent reduction in the commitments relating thereto)) at a repayment (or repurchase) price not to exceed 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repayment (or repurchase) date;

(b) second, to the extent any Excess Proceeds remain after giving effect to clause (a) above, to the extent CEH so elects or is required, to repay any outstanding Pari Passu Second Priority Indebtedness and/or Pari Passu Third Priority Indebtedness (or offer to purchase such Indebtedness if pursuant to the terms of such Indebtedness the issuer thereof is only required to offer to repay such Indebtedness) (and, in each case, permanently reduce amounts outstanding thereunder (but, in the case of revolving credit Indebtedness, only to the extent that such revolving credit Indebtedness would, in accordance with its terms, require a permanent reduction in the commitments relating thereto)) at a repayment (or repurchase) price not to exceed 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repayment (or repurchase) date; and

(2) to the extent that such Excess Proceeds resulted from the Transfer of assets not constituting Collateral or Excluded Securities, (i) to make an Asset Sale Offer to the Holders of the Notes to purchase such Notes on a pro rata basis at an offer price in cash in an amount equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the purchase date, in accordance with the procedures set forth in the Indenture and (ii) to the extent CEH so elects or is required, to repay any other outstanding Pari Passu Indebtedness (or offer to purchase such Pari Passu Indebtedness if pursuant to the terms of such Indebtedness the issuer thereof is only required to offer to repay such Indebtedness) (and permanently reduce amounts outstanding under such Pari Passu Indebtedness) at a repayment (or repurchase) price not to exceed 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repayment (or repurchase) date.

Notwithstanding the foregoing, to the extent CEH intends to consummate a Permitted Existing Secured Notes Repayment, and to the extent that such Permitted Existing Secured Notes Repayment is expected to be consummated as an asset sale offer under the Second Priority Notes Indenture and/or Third Priority Notes Indenture, as the case may be, the obligation of CEH to make an Asset Sale Offer hereunder may be deferred until such date as CEH shall have completed (or is required to complete) such asset sale offer under the Second Priority Notes Indenture and/or Third Priority Notes Indenture, as applicable, in accordance with the terms thereof as in effect on the Issue Date.

Each application of Excess Proceeds pursuant to (x) clause (1)(a) of the preceding paragraph shall be made on a pro rata basis among the Notes and any such other Pari Passu First Priority Indebtedness in proportion to the respective amounts outstanding under each such item of Indebtedness and (y) clause (2) of the preceding paragraph shall be made on a pro rata basis among the Notes and any such other Pari Passu Indebtedness in proportion to the respective amounts outstanding under each such item of Indebtedness. To the extent that any Excess Proceeds remain after compliance with the preceding paragraph, Parent or any Restricted Subsidiary may use any remaining Excess Proceeds for any purpose not prohibited under the Indenture; provided, however, that to the extent that all or any portion of any remaining Excess Proceeds is comprised of proceeds of Asset Sales of Collateral, such Excess Proceeds shall remain subject to the Liens of the Security Documents. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds available in connection with an Asset Sale Offer, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon completion of an Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

All Net Proceeds and Excess Proceeds from Asset Sales (whether or not involving Collateral) may, pending their application in accordance with this covenant, be used to temporarily reduce revolving credit borrowings under (i) the New Credit Facility in the case of Asset Sales involving Collateral, or (ii) any Credit Facility in the case of Asset Sales not involving Collateral, or in either case, be invested in any manner that is not prohibited by the Indenture. Upon consummation of any Asset Sale of assets constituting Collateral permitted under the terms of the Indenture, the assets so Transferred in such Asset Sale will be released from the Liens created by the Security Documents.

CEH will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, CEH will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

Certain Covenants

Set forth below are summaries of certain covenants contained in the Indenture:

The Indenture provides that if at any time (the “Termination Date”) that (i) the Notes issued under the Indenture have Investment Grade Ratings from both Rating Agencies and (ii) no Default or Event of Default has occurred and is continuing under the Indenture, Parent and its Restricted Subsidiaries will no longer be subject to the following provisions of such Indenture:

(1) “—Repurchase at the Option of Holders—Change of Control”;

(2) the obligation of CEH to make an Asset Sale Offer to the extent from Excess Proceeds of an Asset Sale not involving Collateral or Excluded Securities (including any such proceeds from a sale and leaseback transaction) as provided for under “—Repurchase at the Option of Holders—Asset Sales”;

(3) “—Restricted Payments”;

(4) “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(5) clause (1) under “—Sale and Leaseback Transactions”;

(6) “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”;

(7) clause (4) of the first paragraph under “—Merger, Consolidation or Sale of Assets”; and

(8) “—Transactions with Affiliates”

(collectively, the “Terminated Covenants”). From and after the Termination Date, the Terminated Covenants shall not be subject to reinstatement notwithstanding any event including, without limitation, that subsequently, either of the Rating Agencies withdraws its rating or downgrades the ratings assigned to such Notes below the required Investment Grade Ratings such that both Rating Agencies at such time shall not have assigned to such Notes an Investment Grade Rating or a Default or Event of Default shall have occurred and be continuing.

Restricted Payments

The Indenture provides that Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution (including in connection with any merger or consolidation) on account of any Equity Interests of Parent or any of its Restricted Subsidiaries (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of Parent or such Restricted Subsidiary or dividends or distributions payable to Parent or any Restricted Subsidiary of Parent);

(2) purchase, redeem or otherwise acquire or retire for value any Equity Interests of Parent, any of its Restricted Subsidiaries or any other Affiliate of Parent (other than any such Equity Interests owned by Parent or any Restricted Subsidiary of Parent);

(3) make any principal payment on, or purchase, redeem, defease or otherwise acquire or retire for value prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness that is expressly subordinated by its terms in right of payment to the Notes or a Note Guarantee (other than (i) a payment, repurchase, redemption, defeasance, acquisition or other retirement for value in anticipation of satisfying a scheduled final maturity, scheduled repayment or scheduled sinking fund payment, in each case, due within one year of the date of such payment, repurchase, redemption, defeasance, acquisition or other retirement and (ii) intercompany Indebtedness exclusively between or among Parent and one or more of its Restricted Subsidiaries); or

(4) make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a) no Default or Event of Default has occurred and is continuing or would occur as a consequence thereof;

(b) Parent would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption “Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(c) such Restricted Payment, together with the aggregate of all other Restricted Payments made by Parent and its Restricted Subsidiaries from and after the Issue Date (excluding Restricted Payments permitted by clauses (2)(i), (3)(i) and (5) of the next succeeding paragraph), is less than the sum of:

(w) 50% of the Consolidated Net Income of Parent for the period (taken as one accounting period) from July 1, 2004 to the end of Parent’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, minus 100% of such deficit); plus

(x) 100% of the aggregate net cash proceeds (including any non-cash proceeds that have been converted into cash) received by Parent from the issuance and sale of its Qualified Capital Stock or from contributions to its common equity from and after the Issue Date (other than Qualified Capital Stock issued to or contributions to common equity received from a Restricted Subsidiary of Parent); plus

(y) 100% of the aggregate net cash proceeds (including any non-cash proceeds that have been converted into cash) received by Parent from the issuance and sale of debt securities or Disqualified Stock of Parent or any Restricted Subsidiary that have been converted into or exchanged for Qualified Capital Stock of Parent from and after the Issue Date (other than convertible or exchangeable debt securities or Disqualified Stock issued to a Restricted Subsidiary of Parent); plus

(z) to the extent not included in the calculation of Consolidated Net Income referred to in (w) above, an amount equal to, without duplication, the sum of:

(i) the aggregate amount returned in cash (including any non-cash proceeds that have been converted into cash) on or with respect to Restricted Investments made subsequent to the Issue Date whether through interest payments, principal payments, dividends or other distributions or payments;

(ii) the net cash proceeds (including any non-cash proceeds that have been converted into cash) received by Parent or any of its Restricted Subsidiaries from the disposition of all or any portion of such Restricted Investments (other than to a Restricted Subsidiary of Parent); and

(iii) upon redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the Fair Market Value of all outstanding Investments by Parent and its Restricted Subsidiaries in such Subsidiary at the time of such designation;

provided, however, that the sum of clauses (i), (ii) and (iii) shall not exceed the aggregate amount of all such Investments made subsequent to the Issue Date.

The foregoing provisions will not prohibit any or all of the following:

(1) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment would have complied with the provisions of the Indenture;

(2) the purchase, redemption or other acquisition or retirement for value of any Equity Interests of Parent or any Restricted Subsidiary (i) solely in exchange for Equity Interests of Parent (other than Disqualified Stock) or (ii) out of the net cash proceeds of the substantially concurrent issuance or sale (other than to a Restricted Subsidiary of Parent) of Equity Interests of Parent (other than Disqualified Stock);

(3) the payment, purchase, redemption, defeasance or other acquisition or retirement for value of subordinated Indebtedness of Parent or any Restricted Subsidiary solely (i) in exchange for Equity Interests of Parent (other than Disqualified Stock) and/or (ii) with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness and/or the substantially concurrent issuance or sale (other than to a Restricted Subsidiary of Parent) of Equity Interests of Parent (other than Disqualified Stock);

(4) the purchase, redemption or other acquisition or retirement for value of any Equity Interests of Parent held by employees or directors of Parent or any of its Restricted Subsidiaries pursuant to any management equity subscription agreement, stock option agreement or similar agreement; provided that the aggregate price paid for all such purchased, redeemed, acquired or retired Equity Interests shall not exceed the sum of (a) $10.0 million in any twelve-month period plus (b) the aggregate cash proceeds received by Parent during such twelve-month period from any issuance of Equity Interests by Parent to employees and directors of Parent and its Restricted Subsidiaries;

(5) the payment of dividends by a Restricted Subsidiary on any Equity Interest of such Restricted Subsidiary if such dividend is paid pro rata to all holders of such Equity Interest;

(6) the repurchase of Equity Interests of Parent deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

(7) in the event of a Change of Control, and if no Default or Event of Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Indebtedness that is subordinated by its terms in right of payment to the Notes or a Note Guarantee, in each case, at a purchase price not greater than 101% of the principal amount of such Indebtedness, plus any accrued and unpaid interest thereon; provided that prior to or contemporaneously with such payment, purchase, redemption, defeasance or other acquisition or retirement, CEH has made the Change of Control Offer with respect to the Notes and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer;

(8) the purchase by Parent of fractional shares arising out of stock dividends, splits or combinations or business combinations;

(9) the acquisition in open market purchases of Capital Stock of Parent for matching contributions to its employee stock purchase, deferred compensation, 401(k) and other employee benefit plans in the ordinary course of business in an aggregate amount not to exceed $15.0 million in any twelve-month period;

(10) the purchase, redemption, acquisition, cancellation or other retirement for a nominal value per right of any rights granted to all the holders of common stock of Parent pursuant to any shareholders’ rights plan adopted for the purpose of protecting shareholders from unfair takeover tactics; provided that any such purchase, redemption, acquisition, cancellation or other retirement of such rights shall not be for the purpose of evading the limitations of this covenant (as determined in good faith by the Board of Directors of Parent); and

(11) other Restricted Payments in an aggregate amount not to exceed $100.0 million from and after the Issue Date.

The Board of Directors of Parent may designate any Restricted Subsidiary, or any newly acquired or created Subsidiary, to be an Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such designation, all outstanding Investments by Parent and its Restricted Subsidiaries in the Subsidiary so designated, and all Investments by Parent and its Restricted Subsidiaries to be made in connection with such acquisition or creation, will be deemed to be, at CEH’s election, either (i) Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the second paragraph of this covenant or (ii) Permitted Investments under either clause (10) or (12) of the definition of “Permitted Investments.” All such outstanding Investments will be deemed to constitute either Restricted Investments (in the case of a designation pursuant to clause (i) of the preceding sentence) or Permitted Investments (in the case of a designation pursuant to clause (ii) of the preceding sentence) in an amount equal to the Fair Market Value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Investment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. For purposes of determining compliance with this covenant, in the event that a Restricted Payment meets the criteria of more than one of the exceptions described in clauses (1) through (11) above or is entitled to be made pursuant to the first paragraph of this covenant, Parent may, in its sole discretion, classify or reclassify such Restricted Payment or any portion thereof in any manner that complies with this covenant.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by Parent or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Indenture provides that Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur any Indebtedness (including Acquired Debt) and Parent will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that CEH may incur Indebtedness or issue shares of Preferred Stock and any Guarantor may incur Indebtedness or issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio for Parent’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Preferred Stock is issued would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Preferred Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The foregoing provisions will not apply to any of the following:

(1) the incurrence by Parent or any Restricted Subsidiary of Indebtedness under one or more Credit Facilities in an aggregate principal amount, together with the aggregate Off-Balance Sheet Financing Amount attributable to Qualified Receivables Transactions incurred pursuant to clause (12) below, not to exceed at any time outstanding $1.75 billion, less the amount of any such Indebtedness permanently retired with the Net Proceeds from any Asset Sale applied from and after the Issue Date to reduce the outstanding amounts pursuant to the covenant described under “—Repurchase at the Option of Holders—Asset Sales”; provided that the aggregate amount of Indebtedness of Non-Guarantor Subsidiaries outstanding under this clause (1) shall not at any time exceed $400 million;

(2) the incurrence by CEH of Indebtedness represented by €350 million aggregate principal amount of the Notes issued on the Issue Date and the Exchange Notes issued in exchange therefor, and the incurrence of the Note Guarantees of such Notes by the Guarantors;

(3) the incurrence by Parent or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations or Purchase Money Obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in the business of Parent or such Restricted Subsidiary; provided that the aggregate principal amount of Indebtedness incurred pursuant to this clause (3), and refinancings thereof, shall not exceed 7.5% of Consolidated Tangible Assets at any time outstanding;

(4) Existing Indebtedness;

(5) the incurrence by Parent or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refinance, Existing Indebtedness or Indebtedness that was permitted to be incurred pursuant to the first paragraph of this covenant or pursuant to clause (2) above or this clause (5);

(6) (a) Indebtedness of Parent owed to a Restricted Subsidiary; provided, however, that upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than a Restricted Subsidiary, Parent shall be deemed to have incurred Indebtedness not permitted by this clause (6), and (b) Indebtedness of any Restricted Subsidiary of Parent owed to Parent or any of its other Restricted Subsidiaries; provided that upon such Indebtedness being owed to any Person other than Parent or a Restricted Subsidiary, such Restricted Subsidiary shall be deemed to have incurred Indebtedness not permitted by this clause (6);

(7) the incurrence by Parent or any of its Restricted Subsidiaries of Hedging Obligations that are incurred in the ordinary course of business for the purpose of fixing or hedging (a) interest rate risk with respect to any Indebtedness of such Person so long as such Indebtedness is permitted by the terms of the Indenture to be outstanding, (b) exchange rate risk with respect to agreements or Indebtedness of such

Person payable or denominated in a currency other than the principal currency in which such Person’s revenue is generated or (c) commodity price risk with respect to commodities purchased by such Person in the ordinary course of its business and, in each case, not for speculative purposes;

(8) Indebtedness of Parent or any of its Restricted Subsidiaries arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence;

(9) Indebtedness of Parent or any of its Restricted Subsidiaries in respect of performance bonds, bankers’ acceptances, workers’ compensation claims, surety or appeal bonds, payment obligations in connection with self-insurance or similar obligations, and bank overdrafts (and letters of credit in respect thereof) in the ordinary course of business;

(10) Indebtedness of Parent or any Restricted Subsidiary owed to (including obligations in respect of letters of credit for the benefit of) any Person in connection with worker’s compensation, health, disability or other employee benefits or property, casualty or liability insurance provided by such Person to Parent or such Restricted Subsidiary pursuant to reimbursement or indemnification obligations to such Person, in each case incurred in the ordinary course of business and consistent with past practices;

(11) Indebtedness arising from agreements of Parent or any Restricted Subsidiary providing for indemnification, adjustment of purchase price, earnout obligations or similar obligations, in each case incurred or assumed in connection with the Transfer of any business, asset or Equity Interests permitted by the Indenture;

(12) Non-Recourse Accounts Receivable Subsidiary Indebtedness incurred by any Accounts Receivable Subsidiary in a Qualified Receivables Transaction; and

(13) the incurrence by Parent or any Restricted Subsidiary of Indebtedness or issuance of Preferred Stock (in addition to Indebtedness and Preferred Stock that may be incurred or issued pursuant to any other clause of this covenant) in an aggregate principal amount (or liquidation value in the case of Preferred Stock) not to exceed $300 million at any time outstanding.

Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms and the payment of dividends on Disqualified Stock or Preferred Stock in the form of additional shares of the same class of Disqualified Stock or Preferred Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Preferred Stock for purposes of this covenant; provided, in each such case, that the amount thereof is included in Fixed Charges of Parent to the extent provided for in the definition of “Fixed Charges.” The maximum amount of Indebtedness that Parent or any Restricted Subsidiary may incur pursuant to this covenant will not be deemed to be exceeded solely as the result of fluctuations in the exchange rates of currencies.

The Indenture provides that:

(1) Parent will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated to any other Indebtedness of Parent or of such Restricted Subsidiary, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) expressly subordinated to the Notes or any Note Guarantee of such Restricted Subsidiary to the extent it is or may become a Guarantor, on substantially the same terms as such Indebtedness is subordinated to such other Indebtedness of Parent or such Restricted Subsidiary, as the case may be; provided, however, that in no event shall Indebtedness of Parent or any Restricted Subsidiaries be deemed to be contractually subordinated in right of payment to any other Indebtedness of Parent or such Restricted Subsidiary solely by virtue of being unsecured or secured by a junior Lien; and

(2) until such time as the Proceeds Sharing Agreement shall have been terminated in accordance with its terms, neither Parent nor any of its Restricted Subsidiaries shall cause or permit any of CEH or any

Restricted Subsidiary of CEH to incur, Guarantee or otherwise become an obligor in respect of any Indebtedness (a) incurred pursuant to either (x) the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant, (y) clause (1) or (2) of the second paragraph of this covenant, or (z) clause (5) of the second paragraph of this covenant as Permitted Refinancing Indebtedness of (x) Indebtedness incurred pursuant to clause (2) of such paragraph or the first paragraph of this covenant or (y) Existing Indebtedness represented by the Existing Second Priority Notes or Existing Third Priority Notes or (b) that is secured by a Lien permitted under clause (1) or (2) of the definition of “Permitted Collateral Liens” unless, to the extent that such Indebtedness is not otherwise Covered Debt under the Proceeds Sharing Agreement, such Indebtedness is made subject to the Proceeds Sharing Agreement.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of Indebtedness or Preferred Stock meets the criteria of more than one of the categories of Indebtedness or Preferred Stock described in clauses (1) through (13) of the second paragraph of this covenant, or is entitled to be incurred pursuant to the first paragraph of this covenant, Parent may, in its sole discretion, classify such item of Indebtedness or Preferred Stock on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this covenant and such Indebtedness or Preferred Stock will be treated as having been incurred pursuant to such clauses or the first paragraph hereof, as the case may be, designated by Parent; provided that any Indebtedness under the New Credit Facility (including any Related Obligations) outstanding on the Issue Date shall at all times be deemed to have been incurred pursuant to clause (1) above.

Sale and Leaseback Transactions

The Indenture provides that Parent will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction; provided that Parent or any Restricted Subsidiary may enter into a sale and leaseback transaction if:

(1) Parent or such Restricted Subsidiary could have incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2) the Lien to secure such Indebtedness does not extend to or cover any assets of Parent or any of its Restricted Subsidiaries other than the assets which are the subject of the sale and leaseback transaction;

(3) the gross cash proceeds of such sale and leaseback transaction are at least equal to the Fair Market Value of the asset that is the subject of such sale and leaseback transaction; and

(4) the Transfer of assets in such sale and leaseback transaction is permitted by, and the proceeds of such transaction are applied in compliance with, the covenant described under the caption”—Repurchase at the Option of Holders—Asset Sales.”

Liens

The Indenture provides that Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind upon any of its assets, now owned or hereafter acquired, or upon any income or profits therefrom or assign any rights to receive income therefrom except:

(1) in the case of any asset that does not constitute Collateral, Permitted Liens; provided that any Lien on such assets shall be permitted notwithstanding that it is not a Permitted Lien if all payments due under the Indenture, Notes and Note Guarantees are secured on an equal and ratable basis (or prior basis in the case of any such Indebtedness which (x) is subordinated in right of payment to such Notes or Note Guarantees or (y) constitutes, or at any time constituted Pari Passu Second Priority Indebtedness and/or Pari Passu Third Priority Indebtedness) with the obligations so secured until such time as such obligations are no longer secured by a Lien; and

(2) in the case of any asset that constitutes Collateral, Permitted Collateral Liens.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Indenture provides that Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) pay dividends or make any other distributions to Parent or any of its Restricted Subsidiaries on its Capital Stock;

(b) pay any Indebtedness owed to Parent or any of its Restricted Subsidiaries;

(c) make loans or advances to Parent or any of its Restricted Subsidiaries; or

(d) Transfer any of its properties or assets to Parent or any of its Restricted Subsidiaries,

except for such encumbrances or restrictions existing under or by reason of any of the following:

(1) Existing Indebtedness, the New Credit Facility and any amendments or refinancings thereof; provided that such amendments or refinancings are not materially more restrictive, taken as a whole, with respect to such encumbrances or restrictions than those contained in such Existing Indebtedness or the New Credit Facility, as the case may be, on the Issue Date;

(2) the Indenture, the Security Documents, the Notes, the Exchange Notes, and the Note Guarantees;

(3) any Additional Pari Passu First Priority Indebtedness, Additional Pari Passu Second Priority Indebtedness and Additional Pari Passu Third Priority Indebtedness and any amendments or refinancings thereof; provided that the encumbrances and restrictions contained in such Indebtedness are not materially more restrictive, taken as a whole, than those contained in the Indenture or the New Credit Facility;

(4) applicable law, rule, regulation or order;

(5) any instrument governing Indebtedness or Capital Stock of a Person acquired by Parent or any of its Restricted Subsidiaries, as in effect at the time of acquisition (except to the extent such Indebtedness was incurred in connection with, or in contemplation of, such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the assets of the Person, so acquired; provided that in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(6) Purchase Money Obligations and Capital Lease Obligations permitted to be incurred pursuant to clause (3) of the second paragraph of the covenant entitled “—Incurrence of Indebtedness and Issuance of Preferred Stock” for assets acquired that impose restrictions of the nature described in clause (d) of the first paragraph of this covenant on the assets so acquired;

(7) an agreement that has been entered into for the sale or disposition of all or substantially all of the Equity Interests or assets of a Restricted Subsidiary; provided that (a) such sale or disposition is permitted by the terms of the Indenture and (b) such restrictions are limited to the Restricted Subsidiary that is the subject of such agreement pending its sale or other disposition;

(8) Liens securing Indebtedness otherwise permitted to be incurred pursuant to the covenant described above under the caption “—Liens” that (y) limit the right of Parent or any of its Restricted Subsidiaries to Transfer or dispose of the assets subject to such Lien or (z) place any restriction on Parent’s or such Restricted Subsidiary’s use of the assets subject to such Lien;

(9) restrictions on cash or other deposits or net worth requirements imposed by customers under contracts entered into in the ordinary course of business;

(10) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in either (i) the agreements governing the Indebtedness being refinanced or (ii) the New Credit Facility as in effect on the Issue Date;

(11) Non-Recourse Accounts Receivable Subsidiary Indebtedness or other contractual requirements of an Accounts Receivable Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Accounts Receivables Subsidiary or the receivables which are subject to the Qualified Receivables Transaction;

(12) contractual encumbrances and restrictions in effect on the Issue Date, and any amendments thereof; provided that such amendments are not materially more restrictive, taken as a whole, than such existing contractual encumbrances and restrictions;

(13) protective liens filed in connection with sale and leaseback transactions permitted under the covenant described under “—Sale and Leaseback Transactions”;

(14) customary non-assignment provisions of any contract and customary provisions restricting assignment or subletting in any lease governing a leasehold interest of any Restricted Subsidiary;

(15) customary provisions restricting the disposition or distribution of assets or property to each holder of Capital Stock of a joint venture contained in any joint venture agreement which restriction is limited to the assets or property of such joint venture;

(16) restrictions in effect on the Issue Date that are contained in charter documents or shareholder agreements relating to any Restricted Subsidiary and any amendments thereof; provided that such amendments are not materially more restrictive, taken as a whole, with respect to such restrictions than those contained in such document or agreement as in effect on the Issue Date; and

(17) Indebtedness of (y) Non-Guarantor Subsidiaries incurred pursuant to clause (1) or (13) of the second paragraph of the covenant described above under “—Incurrence of Indebtedness and Issuance of Preferred Stock” and (z) CEH or any Guarantor incurred pursuant to the covenant described above under “—Incurrence of Indebtedness and Issuance of Preferred Stock”; provided (i) in the case of clause (z) above with respect to any Guarantor, such encumbrance or restriction may exist only for so long as such Guarantor continues to Guarantee the Notes and (ii) in the case of clauses (y) and (z) above, the Board of Directors of Parent shall have determined in good faith (as evidenced by a resolution of the Board of Directors) at the time that such encumbrance or restriction is created that such encumbrance or restriction, as the case may be, will not impair the ability of CEH to make scheduled payments of interest and principal on the Notes in each case as and when due.

Merger, Consolidation or Sale of Assets

The Indenture provides that (i) none of Parent, Crown or CEH will consolidate or merge with or into any other Person or Transfer all or substantially all of the properties or assets of (x) Parent and its Restricted Subsidiaries, taken as a whole, in the case of a consolidation, merger or Transfer by Parent, (y) Crown and its Restricted Subsidiaries, taken as a whole, in the case of a consolidation, merger or Transfer by Crown, or (z) CEH and its Restricted Subsidiaries, taken as a whole, in the case of a consolidation, merger or Transfer by CEH, in each case, to another Person, and (ii) none of Parent, Crown or CEH will permit any of its Restricted Subsidiaries to, in a single transaction or a series of related transactions, Transfer all or substantially all of the properties or assets of (x) Parent and its Restricted Subsidiaries, taken as a whole, in the case of a Restricted Subsidiary of Parent, (y) Crown and its Restricted Subsidiaries, taken as a whole, in the case of a Restricted Subsidiary of Crown, or (z) CEH and its Restricted Subsidiaries, taken as a whole, in the case of a Restricted Subsidiary of CEH, in each case, to, another Person unless:

(1) (a) in the case of a merger, consolidation or Transfer involving Parent, Parent is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than Parent) or to which such Transfer has been made is a corporation organized or existing under the laws of the United States, any State thereof or the District of Columbia,

(b) in the case of a merger, consolidation or Transfer involving CEH, CEH is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than CEH)

or to which such Transfer has been made is a corporation organized or existing under the laws of a member state of the European Union (as it exists on the Issue Date), the United States, any State thereof or the District of Columbia, and

(c) in the case of a merger, consolidation or Transfer involving Crown, Crown is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than Crown) or to which such Transfer has been made is a corporation organized or existing under the laws of the United States, any State thereof or the District of Columbia;

(2) the Person formed by or surviving any such consolidation or merger (if other than Parent, Crown or CEH, as the case may be) or the Person to which such Transfer has been made assumes all the obligations of Parent, Crown, CEH or such Restricted Subsidiary under the Notes, the Note Guarantees, the Indenture, the Registration Rights Agreements and the Security Documents pursuant to a supplemental indenture or amendment of the relevant documents, in form reasonably satisfactory to the Trustee;

(3) immediately after such transaction, no Default or Event of Default exists;

(4) Parent, Crown or CEH, as the case may be, or the Person formed by or surviving any such consolidation or merger or to which such Transfer has been made will, at the time of such transaction after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock”; and

(5) each of the conditions in the second to last paragraph of this covenant is satisfied.

Notwithstanding the foregoing, none of the following shall be permitted:

•	the consolidation or merger of Parent with or into or the Transfer of all or substantially all of the property or assets of Parent and its Restricted Subsidiaries, taken as a whole, to Crown, other than any such merger or consolidation or Transfer to a Restricted Subsidiary of Crown;

•	the Transfer of all or substantially all of the property or assets of Crown and its Restricted Subsidiaries, taken as a whole, to Crown, other than any Transfer to a Restricted Subsidiary of Crown; and

•	the consolidation or merger of CEH with or into or the Transfer of all or substantially all of the property or assets of CEH and its Restricted Subsidiaries, taken as a whole, to Crown, other than any such consolidation or merger with or into or Transfer to a Restricted Subsidiary of Crown.

The foregoing will not prohibit:

•	a consolidation or merger between CEH and a Guarantor other than Crown;

•	a consolidation or merger between a Guarantor and any other Guarantor other than Crown;

•	a consolidation or merger between a Restricted Subsidiary (other than CEH) that is not a Guarantor and any other Restricted Subsidiary other than Crown;

•	the Transfer of all or substantially all of the properties or assets of a Guarantor to CEH and/or any other Guarantor other than Crown; or

•	the Transfer of all or substantially all of the properties or assets of a Restricted Subsidiary (other than CEH) that is not a Guarantor to any other Restricted Subsidiary;

provided that, in each case involving CEH or a Guarantor, if CEH or such Guarantor is not the surviving entity of such transaction or the Person to which such Transfer is made, the surviving entity or the Person to which such Transfer is made shall comply with clauses (2) and (5) above.

The following additional conditions shall apply to each transaction described in the above paragraphs:

(1) CEH, such Guarantor or the relevant surviving entity, as applicable, will cause such amendments or other instruments to be filed and recorded in such jurisdictions as may be required by applicable law to preserve and protect the Lien of the Security Documents on the Collateral owned by or Transferred to such Person, together with such financing statements as may be required to perfect any security interests in such Collateral which may be perfected by the filing of a financing statement under the Uniform Commercial Code of the relevant states or other similar filing under any other applicable law;

(2) the Collateral owned by or Transferred to CEH, such Guarantor or the relevant surviving entity, as applicable, shall:

(a) continue to constitute Collateral under the Security Documents; and

(b) not be subject to any Lien other than Liens permitted by the Indenture and the Security Documents;

(3) the assets of the Person which is merged or consolidated with or into the relevant surviving entity, to the extent required by the terms of the Security Documents, shall be treated as after acquired property and such surviving entity shall take such action as may be reasonably necessary to cause such assets to be made subject to the Lien of the Security Documents in the manner and to the extent required by the Security Documents; and

(4) CEH shall have delivered to the Trustee an officers’ certificate and an Opinion of Counsel, each stating that such transaction and, if supplemental indentures or supplemental Security Documents are required in connection with such transaction, such supplemental indentures and Security Documents comply with the applicable provisions of the Indenture, that all conditions precedent in the Indenture relating to such transaction have been satisfied and that such supplemental indentures and Security Documents are enforceable.

Upon any consolidation, combination or merger of Parent, CEH or any other Guarantor, or any Transfer of all or substantially all of the assets of Parent or CEH in accordance with the foregoing, in which Parent, CEH or such Guarantor is not the continuing obligor under the Notes or its related Note Guarantee, the surviving entity formed by such consolidation or into which Parent, CEH or such Guarantor is merged or to which the Transfer is made will succeed to, and be substituted for, and may exercise every right and power of Parent, CEH or such Guarantor under the Indenture, Notes and Note Guarantees with the same effect as if such surviving entity had been named therein as Parent, CEH or such Guarantor and, except in the case of a Transfer to Parent or any of its Restricted Subsidiaries, Parent, CEH or such Guarantor, as the case may be, will be released from the obligation to pay the principal of and interest on such Notes or in respect of its related Note Guarantee, as the case may be, and all of Parent’s, CEH’s or such Guarantor’s other obligations and covenants under such Notes, the Indenture and its related Note Guarantee, if applicable.

Transactions with Affiliates

The Indenture provides that Parent will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into, amend or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with or for the benefit of any Affiliate (each an “Affiliate Transaction”) or extend, renew, waive or otherwise amend or modify the terms of any Affiliate Transaction entered into prior to the Issue Date unless the terms of such Affiliate Transaction are fair and reasonable to Parent or such Restricted Subsidiary, as the case may be, and the terms of such Affiliate Transaction are at least as favorable as the terms which could be obtained by Parent or such Restricted Subsidiary, as the case may be, in a comparable transaction made on an arm’s-length basis between unaffiliated parties.

In any Affiliate Transaction (or any series of related Affiliate Transactions which are similar or part of a common plan) involving an amount or having a Fair Market Value in excess of $10.0 million, Parent must obtain a board resolution of a majority of the disinterested members of the Board of Directors of Parent certifying that such Affiliate Transaction complies with the previous paragraph. In any Affiliate Transaction (or any series of related Affiliate Transactions which are similar or part of a common plan) involving an amount or having a Fair Market Value in excess of $50.0 million or as to which there are no disinterested members of the Board of Directors of Parent, Parent must obtain a favorable written opinion as to the fairness of such transaction or transactions, as the case may be, from an Independent Financial Advisor.

The foregoing provisions will not apply to:

(1) any Affiliate Transaction that is between or among Parent and/or any one or more of its Restricted Subsidiaries;

(2) any Restricted Payment or Permitted Investment that is not prohibited by the provisions described under “—Restricted Payments” above;

(3) reasonable fees, compensation, benefits and incentive arrangements paid or provided to, and indemnity provided on behalf of, officers, directors or employees or consultants of Parent or any Restricted Subsidiary as determined in good faith by Parent’s Board of Directors or senior management;

(4) any agreement as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) or in any replacement agreement thereto so long as any such amendment or replacement agreement is not materially more disadvantageous to the Holders, taken as a whole, than the original agreement as in effect on the Issue Date;

(5) transactions effected as part of a Qualified Receivables Transaction;

(6) sales or issuances of Equity Interests (other than Disqualified Stock) of Parent to Affiliates of Parent;

(7) transactions with a Person that is an Affiliate of Parent solely because Parent or a Restricted Subsidiary owns an Equity Interest in or controls such Person;

(8) any transaction undertaken pursuant to the Constar Agreements, including any amendment thereto or replacement thereof so long as any such amendment or replacement agreement is not materially more disadvantageous to the Holders, taken as a whole, than the original Constar Agreement so amended or replaced; and

(9) the non-recourse accommodation pledge of equity of any Unrestricted Subsidiary to support the Indebtedness of such Unrestricted Subsidiary to the extent such pledge is otherwise permitted under the Indenture and the Security Documents.

Creation of Subsidiaries

The Indenture provides that Parent will not create, acquire or suffer to exist, and will not permit any of its Restricted Subsidiaries to create, acquire or suffer to exist, any Subsidiary other than:

(1) a Restricted Subsidiary existing as of the Issue Date or that is acquired or created after the Issue Date; provided, however, that each

(a) Domestic Subsidiary of Parent that from time to time is an obligor under the New Credit Facility or directly or indirectly (by way of the pledge of any intercompany note or otherwise) Guarantees or in any other manner becomes liable with respect to any Indebtedness of CEH, Parent or any other Guarantor (including, without limitation, Indebtedness under the New Credit Facility) and

(b) Restricted Subsidiary of CEH that directly or indirectly (by way of the pledge of any intercompany note or otherwise) Guarantees or in any other manner becomes liable with respect to any Indebtedness of CEH, Parent or any other Guarantor (including, without limitation, Indebtedness under the New Credit Facility) or is otherwise an obligor under the New Credit Facility (unless, in each case, the incurrence of such Note Guarantee is prohibited under the laws of its jurisdiction of incorporation (as evidenced by an Opinion of Counsel reasonably satisfactory to the Trustee))

must execute a Note Guarantee, satisfactory in form and substance to the Trustee (and with such documentation relating thereto as such Trustee may require, including, without limitation, a supplement or amendment to the Indenture and an Opinion of Counsel as to the enforceability of such Note Guarantee), pursuant to which such Restricted Subsidiary will become a Guarantor; or

(2) an Unrestricted Subsidiary.

As of the Issue Date Parent had no Unrestricted Subsidiaries other than Crownway Insurance Company, Crown Cork & Seal Receivables (DE) Corporation and Standfast Reinsurance S.A.

A Note Guarantee of any Guarantor will be subject to release and discharge as described under the caption “—Ranking and Guarantees.”

Reports

The Indenture provides that, whether or not required by the rules and regulations of the Securities and Exchange Commission (the “SEC”), so long as any Notes are outstanding thereunder, CEH will furnish to the Trustee and Holders the following:

(1) all quarterly and annual financial information of Parent that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if Parent were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of Parent and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of Unrestricted Subsidiaries of Parent, if any) and, with respect to the annual information only, a report thereon by Parent’s certified independent registered public accounting firm; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if Parent were required to file such reports,

in each case, within the time periods specified in the SEC’s rules and regulations.

In addition, whether or not required by the rules and regulations of the SEC, Parent will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, CEH and the Guarantors will, for so long as any Notes remain outstanding, furnish to the Holders of such Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of Parent or of any Restricted Subsidiary, as such, shall have any liability for any obligations of CEH or the Guarantors under the Notes, the Indenture, the Note Guarantees, the Security Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of Notes by accepting a Note waives and releases all such liability. The waiver may not be effective to waive liabilities under the federal securities laws and under French law.

Events of Default and Remedies

The Indenture provides that each of the following constitutes an “Event of Default”:

(1) default for 30 days in the payment when due of interest with respect to the Notes issued thereunder;

(2) default in payment when due of principal or premium, if any, on the Notes issued thereunder at maturity, upon redemption or otherwise;

(3) failure by Parent or any Restricted Subsidiary to comply with the provisions described under “Repurchase at the Option of Holders—Change of Control,” “—Asset Sales” or “—Certain Covenants—Merger, Consolidation or Sale of Assets”;

(4) failure by Parent or any Restricted Subsidiary for 60 days after receipt of notice from the Trustee or the Holders of at least 25% in principal amount of the Notes then outstanding under the Indenture to comply with any covenant or agreement contained in the Indenture (other than the covenants and agreements specified in clauses (1) through (3) of this paragraph);

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of Parent or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by Parent or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists or is created after the Issue Date, but (for so long as the Proceeds Sharing Agreement shall be in effect) excluding any Indebtedness which is Covered Debt under the Proceeds Sharing Agreement, which default (a) is caused by a failure to pay when due at final stated maturity (giving effect to any grace period related thereto) principal of such Indebtedness (a “Payment Default”) or (b) results in the acceleration of such Indebtedness prior to its stated maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $50.0 million or more;

(6) failure by Parent or any of its Restricted Subsidiaries to pay final judgments (net of any amounts covered by insurance and as to which such insurer has not denied responsibility or coverage in writing) aggregating $50.0 million or more, which judgments are not paid, discharged, bonded or stayed within 60 days after their entry;

(7) certain events of bankruptcy or insolvency with respect to Parent, CEH or any other Restricted Subsidiary of Parent that is a Significant Subsidiary or group of Restricted Subsidiaries of Parent that, together, would constitute a Significant Subsidiary;

(8) any Note Guarantee of any Guarantor ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and the related Indenture) or is declared null and void and unenforceable or found to be invalid or any Guarantor denies its liability under its Note Guarantee (other than by reason of release of a Guarantor from its Note Guarantee in accordance with the terms of the related Indenture and such Note Guarantee);

(9) any default by CEH or any Guarantor in the performance of its obligations under the Security Documents (after the lapse of any applicable grace periods) or Indenture which adversely affects the enforceability, validity, perfection or priority of the Trustee’s Lien on the Collateral or which adversely affects the condition or value of the Collateral, taken as a whole, in any material respect, repudiation or disaffirmation by CEH or any Guarantor of its obligations under the Security Documents or the determination in a judicial proceeding that the Security Documents are unenforceable or invalid against CEH or any Guarantor for any reason; and

(10) the occurrence of a Triggering Event with respect to any Covered Debt under the Proceeds Sharing Agreement and the continuance of the event(s) or circumstance(s) giving rise to such Triggering Event until the earlier of (y) the 60th day following the occurrence of such Triggering Event and (z) the date of the acceleration of all of Parent’s and its Restricted Subsidiaries’ obligations in respect of Indebtedness under the New Credit Facility.

If any Event of Default under the Indenture occurs and is continuing, the Trustee or the Holders of at least (y) 25% in principal amount of the Notes then outstanding under the Indenture, in the case of any Event of Default arising under any of clauses (1) through (9) inclusive above and (z) a majority in principal amount of the Notes then outstanding under the Indenture in the case of any Event of Default arising under clause (10) above may, in each case, declare all Notes issued under the Indenture to be due and payable by notice in writing to CEH and the Trustee specifying the respective Event of Default and that it is a “notice of acceleration” and the same shall become immediately due and payable. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (7) above with respect to Parent or CEH, all outstanding Notes then outstanding under the Indenture will become due and payable without further action or notice. The Holders of any Notes may not enforce the Indenture relating to the Notes or the Notes except as provided in the Indenture. Subject to certain limitations, the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture may direct the Trustee in its exercise of any trust or power.

The Holders of a majority in aggregate principal amount of the Notes then outstanding under the Indenture, by notice to the Trustee, may on behalf of the Holders of all of the Notes issued under the Indenture waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of interest or premium on, or principal of, such Notes. The Trustee may withhold from the Holders notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in the Holders’ interest.

CEH is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and CEH is required upon becoming aware of any Default or Event of Default to deliver to the Trustee a statement specifying such Default or Event of Default.

Satisfaction and Discharge

The Indenture will be discharged and will, subject to certain surviving provisions, cease to be of further effect as to all Notes issued thereunder when:

(1) CEH delivers to the Trustee all outstanding Notes issued under the Indenture (other than Notes replaced because of mutilation, loss, destruction or wrongful taking) for cancellation; or

(2) all Notes outstanding under the Indenture have become due and payable, whether at maturity or as a result of the mailing of a notice of redemption as described above, or will become due and payable within one year, and CEH or any Guarantor irrevocably deposits with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in euros, noncallable government securities, or a combination thereof, sufficient to pay at maturity or upon redemption all Notes outstanding under the Indenture, including interest thereon, and if in either case CEH or any Guarantor pays all other sums payable under the Indenture by it. The Trustee will acknowledge satisfaction and discharge of the Indenture on demand of CEH accompanied by an officers’ certificate and an Opinion of Counsel reasonably acceptable to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied and at the cost and expense of CEH.

Legal Defeasance and Covenant Defeasance

CEH may, at its option and at any time, elect to have all of its obligations and the obligations of the Guarantors discharged with respect to the Notes outstanding under the Indenture (“Legal Defeasance”), except for:

(1) the rights of the Holders of the Notes outstanding under the Indenture to receive payments in respect of the principal amount of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below;

(2) CEH’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and CEH’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, CEH may, at its option and at any time, elect to have all of its obligations and the obligations of the Guarantors released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default under the Indenture. In the event Covenant Defeasance occurs under the Indenture, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under the caption “—Events of Default and Remedies” will no longer constitute an Event of Default under the Indenture.

In order to exercise either Legal Defeasance or Covenant Defeasance under the Indenture:

(1) CEH must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes issued under the Indenture, cash in euros, non-callable government securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal, premium, if any, and interest on the Notes outstanding under the Indenture on the stated maturity or on the applicable optional redemption date, as the case may be, and CEH must specify whether such Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, CEH shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that (a) CEH has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the Notes outstanding under the Indenture will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, CEH shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the Notes outstanding under the Indenture will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which Parent or any of its Restricted Subsidiaries is a party or by which Parent or any of its Restricted Subsidiaries is bound;

(6) CEH must have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee to the effect that assuming no intervening bankruptcy of CEH or any Guarantor between the date of deposit and the 91st day following the deposit and assuming that no Holder is an “insider” of CEH under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7) CEH must deliver to the Trustee an officers’ certificate stating that the deposit was not made by CEH with the intent of preferring the Holders of Notes issued under the Indenture over the other creditors of CEH with the intent of defeating, hindering, delaying or defrauding creditors of CEH or others; and

(8) CEH must deliver to the Trustee an officers’ certificate and an Opinion of Counsel reasonably acceptable to the Trustee, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Transfer and Exchange

A Holder of Notes may transfer or exchange Notes in accordance with the terms of the Indenture. The Registrar and Trustee may require a Holder of Notes, among other things, to furnish appropriate endorsements and transfer documents and the applicable issuer may require a Holder of Notes to pay any taxes and fees required by law or permitted by the Indenture. CEH is not required to transfer or exchange any Note selected for redemption. Also, CEH is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

The registered Holder of a Note will be treated as the owner of it for all purposes.

Amendment, Supplement and Waiver

Except to the extent provided under the captions “—Security,” “—Intercreditor Agreements” and “—Global Participation and Proceeds Sharing Agreement” and in the next three succeeding paragraphs, the Indenture, the Notes governed thereby or any Note Guarantee issued thereunder or any provision of any of the Security Documents or the Proceeds Sharing Agreement affecting the Holders of the Notes may be amended with the consent of the Holders of at least a majority in principal amount of the then outstanding Notes issued under the Indenture voting as a single class (including, without limitation, consents obtained in connection with a purchase of, tender offer or exchange offer for Notes), and any existing default or compliance with any provision of the Indenture, the Notes governed thereby or any Note Guarantee issued thereunder or any provision of the Security Documents or the Proceeds Sharing Agreement affecting the Holders of the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture voting as a single class (including, without limitation, consents obtained in connection with a purchase of, tender offer or exchange offer for Notes).

Except as provided in the immediately succeeding paragraph, without the consent of each Holder of Notes issued under the Indenture affected thereby, however, an amendment or waiver may not (with respect to any Note held by a non-consenting Holder):

(1) reduce the principal amount of Notes issued under the Indenture whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal amount of or change the fixed maturity of any Notes, or alter the provisions with respect to the redemption of any such Notes other than, except as set forth in clause (7) below, the provisions relating to the covenants described under the caption “—Repurchase at the Option of Holders”;

(3) reduce the rate of or change the time for payment of interest on any such Notes;

(4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on any such Notes (except a rescission of acceleration of Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes issued under the Indenture and a waiver of the payment default that resulted from such acceleration);

(5) make any such Note payable in currency other than that stated in such Note;

(6) make any change to the provisions of the Indenture relating to waiver of past Defaults or the rights of Holders of the Notes issued thereunder to receive payments of principal of or interest on the Notes;

(7) after CEH’s obligation to purchase Notes arises thereunder, amend, change or modify in any material respect the obligation of CEH to make and consummate a Change of Control Offer with respect to a Change of Control that has occurred or make and consummate an Asset Sale Offer with respect to any Asset Sale that has been consummated, including, without limitation, in each case, by amending, changing or modifying any of the definitions relating thereto;

(8) release Parent, Crown or any other Guarantor that is a Significant Subsidiary from any of its obligations under its Note Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture; or

(9) modify or change any provision of the Indenture affecting the ranking of the Notes or Note Guarantees issued thereunder in a manner adverse to the Holders of Notes issued thereunder.

Notwithstanding the foregoing, (i) in addition to the release of Collateral expressly permitted by the Indenture and the Security Documents, Collateral may be released under the Indenture and the Security Documents with the consent of the Holders of at least 66 2/3% in aggregate principal amount of the Notes then outstanding under the Indenture and (ii) if both (a) a Default or Event of Default shall have occurred and be continuing with respect to the Notes issued under the Indenture and (b) there shall have been commenced and be continuing with respect to CEH either (x) an amicable settlement (règlement amiable) proceeding under Article L611-3 of the French Commercial Code, (y) an ad hoc mandate (Mandat Ad Hoc) or (z) a bankruptcy proceeding (Redressement Judiciaire) under Article L620-1 et seq. of the French Commercial Code, then, subject to applicable United States securities laws including, without limitation, the Trust Indenture Act of 1939, as amended, the provisions of the Indenture and all of the Notes and Note Guarantees issued thereunder described in clauses (1) through (9) of the immediately preceding paragraph may be amended and/or all or any portion of the Notes may be exchanged for other securities of CEH, in each case, with the consent of the Holders of at least 66 2/3% in aggregate principal amount of the Notes then outstanding under the Indenture; provided that each such amendment, waiver or exchange, as the case may be, shall apply equally to all Notes issued under the Indenture unless otherwise consented to by the Holder of each Note to which such amendment, waiver or exchange shall not so apply.

Without the consent of any Holder of Notes, CEH and the Trustee may amend the Indenture, the Notes governed thereby, the Note Guarantees issued thereunder or the Security Documents:

•	to cure any ambiguity, defect or inconsistency;

•	to provide for uncertificated Notes in addition to or in place of certificated Notes;

•	to provide for the assumption of CEH’s or any Guarantor’s obligations to the Holders of such Notes in the case of a merger or consolidation or sale of all or substantially all of CEH’s or such Guarantor’s assets;

•	to add any additional assets as Collateral;

•	to add any Guarantor or release any Guarantor from its Note Guarantee if such release is in accordance with the terms of the Indenture;

•	to make any change that would provide any additional rights or benefits to the Holders of such Notes or that does not adversely affect the rights under the Indenture of any Holder thereunder in any material respect; or

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment or waiver.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee, should the Trustee become a creditor of CEH, to obtain payment of claims in certain cases, or to realize on certain assets received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions with CEH; however, if the Trustee acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as Trustee or resign.

The Holders of a majority in principal amount of the then outstanding Notes under the Indenture have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur under the Indenture (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes issued thereunder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Enforceability of Judgments

Service of process upon CEH or any Guarantor in any action to enforce the Indenture, the Notes governed thereby or a Note Guarantee issued thereunder may be obtained within the United States by service upon CT Corporation System, CEH’s and the Guarantors’ designated agent for service of process under the Indenture, the Notes governed thereby or the Note Guarantees issued thereunder. Since substantially all of CEH’s assets and the assets of the Guarantors are outside the United States, any judgment obtained in the United States against CEH or the Guarantors, including judgments with respect to the payment of principal, premium if any, and interest on the Notes, may not be collectible within the United States. In addition, judgments obtained against CEH or the Guarantors in jurisdictions outside of the United States, such as France, may not be collectible in the United States or in any jurisdiction other than the jurisdiction in which the judgment was obtained. In actions brought in countries outside of the United States, courts may choose to apply their own law rather than the law of the State of New York, which governs the Indenture, the Notes and the Note Guarantees. The application of foreign law may limit your ability to enforce your rights under the Notes, the Note Guarantees and the Security Documents.

The Indenture provides that CEH and the Guarantors will submit to the jurisdiction of any United States federal or state court located in the City of New York in any suit, action or proceeding with respect to the Indenture, the Notes governed thereby or the Note Guarantees issued thereunder or under United States federal or state securities laws brought in any such court.

Although CEH and the Guarantors have agreed under the terms of the Indenture, to accept service of process in the United States by an agent designated for such purpose, it may not be possible for investors to (i) effect service of process within the United States upon CEH’s or the Guarantors’ officers and directors and (ii) realize in the United States upon judgments against such persons obtained in such courts predicated upon civil liabilities of such persons, including any judgments predicated upon United States federal securities laws, to the extent such judgments exceed such person’s United States assets.

See “Service of Process and Enforcement of Liabilities.”

Governing Law

The Indenture, the Notes and the Note Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as, any other capitalized terms used herein for which no definition is provided.

“Accounts Receivable Subsidiary” means a Subsidiary of Parent:

(1) that is formed solely for the purpose of, and that engages in no activities other than activities in connection with, financing accounts receivable of Parent and/or its Restricted Subsidiaries;

(2) that is designated by the Board of Directors of Parent as an Accounts Receivable Subsidiary pursuant to a Board of Directors’ resolution set forth in an officers’ certificate and delivered to the Trustee;

(3) that has total assets at the time of such creation and designation with a book value of $10,000 or less;

(4) no portion of the Indebtedness or any other obligation (contingent or otherwise) of which (a) is at any time Guaranteed by Parent or any Restricted Subsidiary of Parent (excluding Guarantees of obligations (other than any Guarantee of Indebtedness) pursuant to Standard Securitization Undertakings), (b) is at any time recourse to or obligates Parent or any Restricted Subsidiary of Parent in any way, other than pursuant to Standard Securitization Undertakings or (c) subjects any asset of Parent or any other Restricted Subsidiary of Parent, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings (such Indebtedness, “Non-Recourse Accounts Receivable Subsidiary Indebtedness”);

(5) with which neither Parent nor any Restricted Subsidiary of Parent has any material contract, agreement, arrangement or understanding other than contracts, agreements, arrangements and understandings entered into in the ordinary course of business on terms no less favorable to Parent or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of Parent in connection with a Qualified Receivables Transaction and fees payable in the ordinary course of business in connection with servicing accounts receivable in connection with such a Qualified Receivables Transaction; and

(6) with respect to which neither Parent nor any Restricted Subsidiary of Parent has any obligation (a) to subscribe for additional shares of Capital Stock or other Equity Interests therein or make any additional capital contribution or similar payment or transfer thereto or (b) to maintain or preserve the solvency or any balance sheet term, financial condition, level of income or results of operations thereof.

“Acquired Debt” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person merges with or into or becomes a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Pari Passu First Priority Indebtedness” means Pari Passu Indebtedness incurred in compliance with the terms of the Indenture (other than Indebtedness owed to a Subsidiary or Affiliate of Parent) which Indebtedness is secured by a first priority Lien pursuant to clause (1) of the definition of “Permitted Collateral Liens” on all or any portion of the Collateral to the extent and in the manner provided for in the Indenture and the Security Documents, as such Indebtedness may be amended or refinanced from time to time.

“Additional Pari Passu Second Priority Indebtedness” means Pari Passu Indebtedness incurred in compliance with the terms of the Indenture (other than Indebtedness owed to a Subsidiary or Affiliate of Parent), as the case may be, which Indebtedness is secured by a second priority Lien pursuant to clause (2)(b) of the definition of “Permitted Collateral Liens” on all or any portion of the Collateral to the extent and in the manner provided for in the Indenture and the Security Documents, as such Indebtedness may be amended or refinanced from time to time.

“Additional Pari Passu Third Priority Indebtedness” means Pari Passu Indebtedness incurred in compliance with the terms of the Indenture (other than Indebtedness owed to a Subsidiary or Affiliate of Parent), as the case may be, which Indebtedness is secured by a third priority Lien pursuant to clause (2) (d) of the definition of “Permitted Collateral Liens” on all or any portion of the Collateral to the extent and in the manner provided for in the Indenture and the Security Documents, as such Indebtedness may be amended or refinanced from time to time.

“Additional Second Priority Notes” means Second Priority Notes issued after the Issue Date under the Second Priority Notes Indenture.

“Additional Third Priority Notes” means Third Priority Notes issued after the Issue Date under the Third Priority Notes Indenture.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. No Person (other than Parent or any Subsidiary of Parent) in whom an Accounts Receivable Subsidiary makes an Investment in connection with a financing of accounts receivable will be deemed to be an Affiliate of Parent or any of its Subsidiaries solely by reason of such Investment.

“amend” means to amend, supplement, restate, amend and restate or otherwise modify; and “amendment” shall have a correlative meaning.

“asset” means any asset or property, whether real, personal or mixed, tangible or intangible.

“Asset Sale” means:

(1) the Transfer by Parent or any Restricted Subsidiary of any property or assets (provided that the Transfer of all or substantially all of the assets of Parent, Crown or CEH and their respective Restricted Subsidiaries, taken as a whole, will be governed by the applicable provisions of the covenant described under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the covenant described under the caption “Repurchase at the Option of Holders—Asset Sales”); and

(2) the issue or sale by Parent or any of its Restricted Subsidiaries of Equity Interests of any of Parent’s Restricted Subsidiaries.

Notwithstanding the foregoing, the following will not be deemed to be Asset Sales:

(1) sales of inventory in the ordinary course of business;

(2) sales of accounts receivables to the Accounts Receivable Subsidiary pursuant to a Qualified Receivables Transaction for the Fair Market Value thereof, including cash in an amount at least equal to 75% of the Fair Market Value thereof;

(3) any transfer of accounts receivable, or a fractional undivided interest therein, by an Accounts Receivable Subsidiary in a Qualified Receivables Transaction;

(4) any Transfer of assets (including, without limitation, Equity Interests of any Subsidiary) in a single transaction or a series of related transactions for which Parent and its Restricted Subsidiaries receive aggregate consideration or which assets have a Fair Market Value of less than $10.0 million;

(5) a Transfer of assets by Parent to a Restricted Subsidiary (or to a Person that becomes a Restricted Subsidiary upon the consummation of such Transfer) or by a Restricted Subsidiary to Parent or to another Restricted Subsidiary (or to a Person that becomes a Restricted Subsidiary upon the consummation of such Transfer);

(6) an issuance of Equity Interests by a Restricted Subsidiary to Parent or to another Restricted Subsidiary;

(7) a Restricted Payment that is permitted by the covenant described under the caption “—Certain Covenants—Restricted Payments” or any Permitted Investment;

(8) the sale or disposition of cash or Cash Equivalents;

(9) any exchange of like property pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended;

(10) the creation of Liens otherwise permitted under the Indenture, including, without limitation, a pledge of assets otherwise permitted by the Indenture;

(11) the grant in the ordinary course of business of any non-exclusive license of patents, trademarks, registrations thereof and other similar intellectually property; and

(12) the sale or disposition of obsolete, damaged or worn out assets or assets no longer used or useful, in each case in the ordinary course of business.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction (including any period for which such lease has been extended).

“Bank Agents” means the Persons acting as the duly authorized representatives of the Lenders pursuant to the New Credit Facility.

“Bank Indebtedness” means Indebtedness of Parent and/or any one or more of its Restricted Subsidiaries (including, without limitation, CEH) that is incurred or borrowed under any loan, credit or similar borrowing agreement, facility or arrangement, whether constituting term loan borrowings, revolving borrowings, letters of credit, swing line or other similar borrowings, the proceeds of which are used, in whole or in part, for working capital or other corporate purposes, but excluding (i) Capital Lease Obligations and (ii) Indebtedness represented by one or more “securities” (as such term is defined in the Securities Act) which are issued in a capital markets transaction (whether pursuant to a registration statement under the Securities Act or any available exemption from the registration requirements thereof).

“Board of Directors” means, with respect to any Person, the board of directors or comparable governing body of such Person.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be so required to be capitalized on the balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; and

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited).

“Cash Equivalents” means:

(1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or any member state of the European Union (as it exists on the Issue Date) or issued by any agency or instrumentality thereof and backed by the full faith and credit of the United States of America or such member state of the European Union, in each case maturing within one year from the date of acquisition thereof;

(2) marketable direct obligations issued by any State of the United States of America or any political subdivision of any such State or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either S&P or Moody’s;

(3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s:

(4) time deposits, demand deposits, certificates of deposit, Eurodollar time deposits or bankers’ acceptances maturing within one year from the date of acquisition thereof or overnight bank deposits, in each case, issued by any bank organized under the laws of any member state of the European Union (as it exists on the Issue Date), the United States of America or any State thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $250 million;

(5) repurchase obligations with a term of not more than 90 days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Change of Control” means the occurrence of any of the following:

(1) any Transfer (other than by way of merger or consolidation) of all or substantially all of the assets of Parent and its Subsidiaries taken as a whole to any “person” (as defined in Section 13(d) of the Exchange Act) or “group” (as defined in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than any Transfer to Parent or one or more Restricted Subsidiaries of Parent;

(2) the adoption of a plan for the liquidation or dissolution of Parent or CEH (other than in a transaction that complies with the covenant described under “—Certain Covenants—Merger, Consolidation or Sale of Assets”);

(3) Parent consolidates with, or merges with or into, another “person” (as defined above) or “group” (as defined above) in a transaction or series of related transactions in which the Voting Stock of Parent is converted into or exchanged for cash, securities or other assets, other than any transaction where (a) the outstanding Voting Stock of Parent is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee corporation and (b) the “beneficial owners” (as defined in Rule 13d-3 under the Exchange Act) of the outstanding Voting Stock of Parent immediately prior to such transaction own beneficially, directly or indirectly through one or more Subsidiaries, not less than a majority of the voting power of the total outstanding Voting Stock of the surviving or transferee corporation immediately after such transaction;

(4) the consummation of any transaction or series of related transactions (including, without limitation, by way of merger or consolidation), the result of which is that any “person” (as defined above) or “group” (as defined above) becomes, directly or indirectly, the “beneficial owner” (as defined above) of more than 50% of the voting power of the Voting Stock of Parent;

(5) during any consecutive two-year period, the first day on which a majority of the members of the Board of Directors of Parent who were members of the Board of Directors of Parent at the beginning of such period are not Continuing Directors; or

(6) the first day on which Parent fails to own, either directly or indirectly through one or more Wholly Owned Restricted Subsidiaries, 100% of the issued and outstanding Equity Interests of Crown or CEH.

“Consolidated EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, plus, to the extent deducted in computing Consolidated Net Income:

(1) provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period;

(2) Consolidated Interest Expense of such Person for such period; and

(3) depreciation and amortization (including amortization of goodwill and other intangibles) and all other non-cash charges (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period, in each case, on a consolidated basis determined in accordance with GAAP. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Restricted Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated EBITDA only to the extent (and in the same proportion) that the net income or loss of such Restricted Subsidiary was included in calculating the Consolidated Net Income of such Person.

“Consolidated Interest Expense” means, with respect to any Person for any period, the interest expense of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP (including amortization of original issue discount and deferred financing costs, non-cash interest payments, the interest component of all payments associated with Capital Lease Obligations, capitalized interest, net payments, if any, pursuant to Hedging Obligations and imputed interest with respect to Attributable Debt).

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the net income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1) the net income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid to the referent Person or (subject to clause (4) below) a Restricted Subsidiary thereof in cash;

(2) the net income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

(3) the cumulative effect of a change in accounting principles shall be excluded;

(4) the net income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that net income is not permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, law, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(5) in the case of a successor to such Person by consolidation or merger or as a transferee of such Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets shall be excluded;

(6) any net gain or loss resulting from an Asset Sale by the Person in question or any of its Restricted Subsidiaries other than in the ordinary course of business shall be excluded; and

(7) extraordinary gains and losses shall be excluded.

“Consolidated Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom all goodwill, trade names, trademarks, patents, unamortized debt discount and expense (to the extent included in said aggregate amount of assets) and other like intangibles, all as set forth in the most recent consolidated balance sheet of Parent and its Restricted Subsidiaries and computed in accordance with GAAP. Consolidated Tangible Assets shall be calculated after giving effect to the transaction giving rise to the need to calculate Consolidated Tangible Assets.

“Constar” means Constar International Inc., a Delaware corporation.

“Constar Agreements” means each of the agreements entered into between Crown and Constar in connection with its initial public offering, as such agreements are in effect on the Issue Date.

“Contested Collateral Lien Conditions” means the following conditions:

(1) any proceeding instituted contesting such Lien shall conclusively operate to stay the sale or forfeiture of any portion of the Collateral on account of such Lien; and

(2) in the event the amount of any such Lien shall exceed $5.0 million, at the option and upon request of the applicable Collateral Agent, Parent or the applicable Restricted Subsidiary shall maintain cash reserves in an amount sufficient to pay and discharge such Lien and the Collateral Agent’s reasonable estimate of all interest and penalties related thereto.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the relevant Person who:

(1) was a member of such Board of Directors on the Issue Date; or

(2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Credit Facilities” means one or more debt facilities (including, without limitation, the New Credit Facility) or commercial paper facilities, in each case with banks or other lenders providing for revolving credit loans, term loans, notes or letters of credit, in each case as any such agreement may be amended or refinanced, including any agreement(s) extending the maturity of or refinancing (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”) or adding Parent or Subsidiaries of Parent as borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement(s) or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders or creditor or group of creditors.

“Crown” means Crown Cork & Seal Company, Inc., a Pennsylvania corporation, and its successors and assigns.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, except to the extent such capital stock is exchangeable into Indebtedness at the option of the issuer thereof and only subject to the terms of any debt instrument to which such issuer is a party), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, or convertible or exchangeable into Indebtedness on or prior to the date on which the Notes mature; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Parent or a Restricted Subsidiary to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Parent or such Restricted Subsidiary may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described under the caption “—Certain Covenants—Restricted Payments.”

“Domestic Subsidiary” means a Restricted Subsidiary of Parent which is organized under the laws of the United States or any State thereof or the District of Columbia.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Notes” means debt securities of CEH with terms substantially identical to the Notes issued in exchange for an equal principal amount of Notes pursuant to an exchange offer registered under the Securities Act in accordance with the terms of the Registration Rights Agreement.

“Existing Credit Facility” means the Credit Agreement dated as of February 26, 2003.

“Existing Indebtedness” means Indebtedness of Parent and its Restricted Subsidiaries in existence on the Issue Date after giving effect to the intended use of proceeds from the issuance of the Notes, until such amounts are repaid.

“Existing Second Priority Notes” means (a) $1,085,000,000 aggregate principal amount of 9 1/2% Second Priority Senior Secured Notes due 2011 of CEH issued on the 2003 Secured Notes Issue Date under the Second Priority Notes Indenture and (b) €285,000,000 aggregate principal amount of 10 1/4% Second Priority Senior Notes due 2011 of CEH issued on the 2003 Secured Notes Issue Date under the Second Priority Notes Indenture.

“Existing Secured Notes” means, collectively, the Second Priority Notes and the Third Priority Notes.

“Existing Third Priority Notes” means $725,000,000 aggregate principal amount of 10 7/8% Third Priority Senior Secured Notes due 2013 of CEH issued on the 2003 Secured Notes Issue Date under the Third Priority Notes Indenture.

“Existing Unsecured Notes” means each of the following to the extent outstanding on the Issue Date:

(1) $300 million original principal amount of 8 3/8% Notes due 2005 of Crown issued under the 1995 Indenture;

(2) $200 million original principal amount of 8% Debentures due 2023 of Crown issued under the 1993 Indenture;

(3) $350 million original principal amount of 7 3/8% Debentures due 2026 of Crown issued under the 1996 Indenture;

(4) $150 million original principal amount of 7 1/2% Debentures due 2096 of Crown issued under the 1996 Indenture;

(5) $300 million original principal amount of 7% Notes due 2006 of Crown Cork & Seal Finance PLC issued under the 1996 Indenture; and

(6) €300 million original principal amount of 6% Senior Notes due 2004 of Crown Finance S.A. issued under the Fiscal and Paying Agency Agreement dated as of December 6, 1999 among Parent, Crown Finance S.A. and Citibank, N.A. as paying agent (the “Existing Crown Finance S.A. Euro Notes”).

“Fair Market Value” means, with respect to any asset, the price (after taking into account any liabilities relating to such assets) that would be negotiated in an arm’s-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by management of Parent or by the Board of Directors of Parent or a duly authorized committee thereof. Fair Market Value (other than of any asset with a public trading market) in excess of $10.0 million shall be determined by the Board of Directors of Parent acting reasonably and in good faith and shall be evidenced by a board resolution delivered to the Trustee.

“First Priority Indebtedness Leverage Ratio” as of any date of determination means the ratio of (a) the aggregate outstanding amount of Pari Passu First Priority Indebtedness of Parent and its Restricted Subsidiaries as of the date of calculation (the “Transaction Date”) on a consolidated basis determined in accordance with GAAP to (b) the aggregate amount of Consolidated EBITDA (calculated in accordance with the definition of Fixed Charge Coverage Ratio) for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available.

“Fixed Charge Coverage Ratio” as of any date of determination means the ratio of (a) the aggregate amount of Consolidated EBITDA for the period of the most recent four consecutive fiscal quarters for which internal financial statements are available to (b) Fixed Charges for such four fiscal quarters; provided that:

(1) if Parent or any Restricted Subsidiary has (y) incurred any Indebtedness or issued Preferred Stock since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio is an incurrence of Indebtedness or issuance of Preferred Stock or both, Consolidated EBITDA and Fixed Charges for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness or Preferred Stock (and the application of the proceeds thereof) as if the incurrence of such Indebtedness or issuance of such

Preferred Stock (and the application of the proceeds thereof) had occurred on the first day of such period or (z) repaid, retired, repurchased or redeemed any Indebtedness or Preferred Stock of Parent or any Restricted Subsidiary since the beginning of such period, Consolidated EBITDA and Fixed Charges for such period shall be calculated after giving effect on a pro forma basis to the repayment, retirement, repurchase or redemption of such Indebtedness or Preferred Stock as if such Indebtedness or Preferred Stock had been repaid, retired, repurchased or redeemed on the first day of such period (except that, in the case of Indebtedness used to finance working capital needs incurred under a revolving credit facility or similar arrangement, the amount thereof shall be deemed to be the average daily balance of such Indebtedness during such four fiscal quarter period);

(2) if since the beginning of such period Parent or any Restricted Subsidiary shall have Transferred any assets outside the ordinary course of business, the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Transfer for such period, or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period, and Fixed Charges for such period shall be reduced by an amount equal to the Fixed Charges directly attributable to any Indebtedness or Preferred Stock of Parent or any Restricted Subsidiary repaid, repurchased, defeased, assumed by a third person (to the extent Parent and its Restricted Subsidiaries are no longer liable for such Indebtedness or Preferred Stock) or otherwise discharged with respect to Parent and its continuing Restricted Subsidiaries in connection with such Transfer for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Fixed Charges for such period directly attributable to the Indebtedness or Preferred Stock of such Restricted Subsidiary to the extent Parent and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness or Preferred Stock after such sale);

(3) if since the beginning of such period Parent or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, which acquisition constitutes all or substantially all of an operating unit of a business, including any such Investment or acquisition occurring in connection with a transaction requiring a calculation to be made hereunder, Consolidated EBITDA and Fixed Charges for such period shall be calculated after giving pro forma effect thereto (including the incurrence of any Indebtedness or issuance of Preferred Stock) as if such Investment or acquisition occurred on the first day of such period;

(4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Parent or any Restricted Subsidiary since the beginning of such period) shall have made any Transfer of assets outside the ordinary course of business, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or clause (3) above if made by Parent or a Restricted Subsidiary during such period, Consolidated EBITDA and Fixed Charges for such period shall be calculated after giving pro forma effect thereto as if such Transfer, Investment or acquisition occurred on the first day of such period; and

(5) if during the beginning of such period Parent or any Restricted Subsidiary shall have identified any operations as discontinued operations, as determined in accordance with GAAP, the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to such discontinued operations or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto.

For purposes of this definition, whenever pro forma effect is to be given to any Investment, acquisition or Transfer of assets, the amount of income, earnings or expense relating thereto and the amount of Fixed Charges associated with any Indebtedness or Preferred Stock incurred in connection therewith, the pro forma calculations shall be prepared in accordance with Regulation S-X promulgated by the SEC. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest of such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligations has a remaining term in excess of 12 months).

“Fixed Charges” means, with respect to any Person for any period, the sum of:

(1) the Consolidated Interest Expense of such Person for such period; and

(2) any interest expense on Indebtedness of another Person that is (a) Guaranteed by the referent Person or one of its Restricted Subsidiaries (whether or not such Guarantee is called upon) or (b) secured by a Lien on assets of such Person or one of its Restricted Subsidiaries (whether or not such Lien is called upon); provided that with respect to clause (2)(b), the amount of Indebtedness (and attributable interest expense) shall be equal to the lesser of (x) the principal amount of the Indebtedness secured by the assets of such Person or one of its Restricted Subsidiaries and (y) the Fair Market Value of the assets securing such Indebtedness; and

(3) the product of (a) all cash dividend payments (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of Preferred Stock of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“Foreign Subsidiary” means any Restricted Subsidiary of Parent other than a Domestic Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect on the 2003 Secured Notes Issue Date.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, through letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness. “Guarantee” when used as a verb shall have a corresponding meaning.

“Guarantor” means:

(1) Parent;

(2) each Restricted Subsidiary that executes and delivers a Note Guarantee pursuant to the covenant described under “—Certain Covenants—Creation of Subsidiaries”; and

(3) each Restricted Subsidiary that otherwise executes and delivers a Note Guarantee,

in each case, until such time as such Person is released from its Note Guarantee in accordance with the provisions of the Indenture.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1) any interest rate protection agreements including, without limitation, interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

(2) any foreign exchange contracts, currency swap agreements or other agreements or arrangements designed to protect such Person against fluctuations in interest rates or foreign exchange rates;

(3) any commodity futures contract, commodity option or other similar arrangement or agreement designed to protect such Person against fluctuations in the prices of commodities; and

(4) indemnity agreements and arrangements entered into in connection with the agreements and arrangements described in clauses (1), (2) and (3).

“Holder” means any registered holder, from time to time, of any Notes.

“incur” means, with respect to any Indebtedness (including Acquired Debt), to create, incur, issue, assume, Guarantee or otherwise become directly or indirectly liable for or with respect to, or become responsible for, the payment of such Indebtedness (including Acquired Debt). The term “incurrence” has a corresponding meaning.

“Indebtedness” means, with respect to any Person, without duplication, and whether or not contingent:

(1) all indebtedness of such Person for borrowed money or for the deferred purchase price of assets or services or which is evidenced by a note, bond, debenture or similar instrument (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business), to the extent it would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP;

(2) all Capital Lease Obligations of such Person;

(3) all obligations of such Person in respect of letters of credit or bankers’ acceptances issued or created for the account of such Person other than obligations with regard to letters of credit securing obligations (other than obligations of the type described in clause (1) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth business day following receipt by such Person of a demand for reimbursement following payment on the letter of credit;

(4) net obligations of such Person under Hedging Obligations if and to the extent such would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP;

(5) all Disqualified Stock issued by such Person, valued at the greater of its voluntary or involuntary maximum fixed repurchase price;

(6) all Attributable Debt of such Person;

(7) to the extent not otherwise included, any Guarantee by such Person of any other Person’s indebtedness or other obligations described in clauses (1) through (6) above; and

(8) all Indebtedness of the type described in clauses (1) through (7) above of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (x) the Fair Market Value of such asset at such date of determination and (y) the amount of such Indebtedness.

For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by the Fair Market Value of, such Disqualified Stock, such Fair Market Value is to be determined in good faith by the Board of Directors of the issuer of such Disqualified Stock. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations as described above at such date; provided that the amount outstanding at any time of any Indebtedness issued with original issue discount shall be deemed to be the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP. Notwithstanding the foregoing, Standard Securitization Undertakings shall not constitute Indebtedness.

“Independent Financial Advisor” means an accounting, appraisal or investment banking or consulting firm of national reputation in the United States:

(1) which does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in Parent or any of its Subsidiaries; and

(2) which, in the judgment of the Board of Directors of Parent, is otherwise independent and qualified to perform the task for which it is to be engaged.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P or the equivalent rating by any Successor Rating Agency.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel, moving and similar advances to officers, directors and employees and advances to customers, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all other items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of assets, Equity Interests or other securities by Parent for consideration consisting of common equity securities of Parent shall not be deemed to be an Investment. If Parent or any Restricted Subsidiary of Parent sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of Parent, or any Restricted Subsidiary of Parent issues Equity Interests, such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of Parent, Parent shall be deemed to have made an Investment on the date of any such sale, disposition or issuance equal to the Fair Market Value of the Equity Interests of such Person held by Parent or such Restricted Subsidiary immediately following any such sale, disposition or issuance.

“Issue Date” means September 1, 2004, the date on which Notes were first issued under the Indenture.

“Lenders” means the lenders from time to time under the New Credit Facility.

“Lien” means, with respect to any asset, any mortgage, deed of trust, deed to secure debt, debenture, lien, pledge, charge, security interest, hypothecation or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

“Minority Equity Interest” means any Equity Interest in any Person engaged in a line of business which is complementary, reasonably related, ancillary or useful to any business in which Parent or its Restricted Subsidiaries is then engaged, where such Equity Interest constitutes less than 50% of all Equity Interests issued and outstanding of such Person.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Net Proceeds” means the aggregate cash proceeds received by Parent or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of (i) the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commission and any relocation expenses incurred as a result thereof), (ii) taxes paid or payable as a result thereof, and (iii) amounts required to be applied to the repayment of Indebtedness secured by a (x) Prior Lien or a Lien permitted by clause (2), (3), (4) or (7) under the definition of “Permitted Liens” in the case of assets which constitute Collateral or (y) a Lien in the case of assets which do not constitute Collateral, in each case, which Prior Lien or Lien, as the case may be, is permitted under the Indenture on the asset or assets that are the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP and for the after-tax cost of any indemnification payments (fixed or contingent) attributable to sellers’ indemnities to purchasers.

“New Credit Facility” means the Credit Agreement to be dated as of September 1, 2004 as such agreement may be amended or refinanced, including any agreement(s) extending the maturity of or refinancing (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted by the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”) or adding Parent or Subsidiaries of Parent as borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement(s) or any successor or replacement agreement(s) and whether by the same or any other agent, lender or group of lenders or creditor or group of creditors.

“1993 Indenture” means the Indenture dated as of April 1, 1993 between Crown and Bank One Trust Company, NA, as successor to Chemical Bank, as trustee.

“1995 Indenture” means the Indenture dated as of January 15, 1995 between Crown and Bank One Trust Company, NA, as successor to Chemical Bank, as trustee.

“1996 Indenture” means the Indenture dated as of December 17, 1996 among Crown, Crown Cork & Seal Finance PLC, Crown Cork & Seal Finance, S.A. and The Bank of New York, as trustee.

“Non-Guarantor Subsidiary” means any Subsidiary of Parent that is not a Guarantor.

“Off-Balance Sheet Financing Amount” means, as of any date, with respect to a Qualified Receivables Transaction, that portion of the Indebtedness of the related Accounts Receivable Subsidiary (other than Standard Securitization Undertakings) that is attributable to the accounts receivable and related assets of the type described in the definition of “Qualified Receivables Transaction” transferred to such Accounts Receivable Subsidiary by or on behalf of Parent and its Restricted Subsidiaries.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. Such counsel may be an employee of or counsel to Parent or any of its Subsidiaries.

“Parent” means Crown Holdings, Inc., a Pennsylvania corporation, and its successor and assigns.

“Pari Passu First Priority Indebtedness” means the Indebtedness represented by (i) the obligations under the New Credit Facility and any Related Obligations to the extent incurred in compliance with the terms of the Notes, (ii) the Notes (including any Additional Notes), the Exchange Notes issued therefor and the Note Guarantees and (iii) the obligations under any Additional Pari Passu First Priority Indebtedness to the extent incurred in compliance with the terms of the Indenture.

“Pari Passu First Priority Secured Parties” means each of (i) the Bank Agents on behalf of themselves and the Lenders and the Related Obligations Counterparties, (ii) the Trustee on behalf of itself and the Holders of the Notes and (iii) the holders from time to time of any Additional Pari Passu First Priority Indebtedness and the duly authorized representative(s) of such holders, if any; provided that each such Person, or the duly authorized representative thereof, shall have become a party to the applicable Security Documents and, to the extent applicable, the Proceeds Sharing Agreement.

“Pari Passu Indebtedness” means, with respect to any Person, Indebtedness of such Person unless, with respect to any item of Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding or any other agreement governing the terms of such Indebtedness expressly provides that such Indebtedness shall be subordinated in right of payment to any other item of Indebtedness of such Person. Notwithstanding the foregoing, “Pari Passu Indebtedness” shall not include:

(i) Indebtedness of Parent owed to any Restricted Subsidiary of Parent or Indebtedness of any such Restricted Subsidiary owed to Parent or any other Restricted Subsidiary of such Restricted Subsidiary;

(ii) Indebtedness incurred in violation of the Indenture; and

(iii) Indebtedness represented by Disqualified Stock.

“Pari Passu Second Priority Indebtedness” means the Indebtedness represented by (i) the Second Priority Notes and the Guarantees thereof by the Guarantors and (ii) the obligations under any Additional Pari Passu Second Priority Indebtedness, in each case, to the extent incurred in compliance with the terms of the Indenture.

“Pari Passu Second Priority Secured Parties” means each of (i) the Second Priority Notes Trustee on behalf of itself and the Holders of the Second Priority Notes and (ii) the holders from time to time of any Additional Pari Passu Second Priority Indebtedness and the duly authorized representative(s) of such holders, if any; provided that each such Person, or the duly authorized representative thereof, shall have become a party to the applicable Security Documents and, to the extent applicable, the Proceeds Sharing Agreement.

“Pari Passu Third Priority Indebtedness” means the Indebtedness represented by (i) the Third Priority Notes and the Guarantees thereof by the Guarantors and (ii) the obligations under any Additional Pari Passu Third Priority Indebtedness, in each case, to the extent incurred in compliance with the terms of the Indenture.

“Pari Passu Third Priority Secured Parties” means each of (i) the Third Priority Notes Trustee on behalf of itself and the Holders of the Third Priority Notes and (ii) the holders from time to time of any Additional Pari Passu Third Priority Indebtedness and the duly authorized representative(s) of such holders, if any; provided that each such Person, or the duly authorized representative thereof, shall have become a party to the applicable Security Documents and, to the extent applicable, the Proceeds Sharing Agreement.

“Permitted Collateral Liens” means:

(1) Liens securing Pari Passu First Priority Indebtedness (including, without limitation, (i) Indebtedness under the New Credit Facility (including any Related Obligations) and (ii) Indebtedness securing the Indenture, Notes outstanding on the Issue Date and the Guarantees thereof by the Guarantors) in an aggregate principal amount not to exceed at any one time outstanding equal to the greater of (I) (y) $2.3 billion less (z) the aggregate Off-Balance Sheet Financing Amount attributable to Qualified Receivables Transactions and (II) the principal amount of Pari Passu First Priority Indebtedness that could be incurred on the date of the incurrence of such Pari Passu First Priority Indebtedness such that after giving pro forma effect to the incurrence thereof and the application of the proceeds therefrom Parent’s First Priority Indebtedness Leverage Ratio would be equal to or less than 3.0 to 1.0; provided that, in each case, each of the Pari Passu First Priority Secured Parties with respect thereto, shall have entered into the Security Documents applicable to such Collateral and, to the extent required under the Indenture, the Proceeds Sharing Agreement;

(2) (a) Liens securing the Second Priority Notes Indenture, the Second Priority Notes outstanding on the Issue Date, and the Guarantees thereof by the Guarantors;

(b) Liens securing Additional Pari Passu Second Priority Indebtedness (including, without limitation, Additional Second Priority Notes); provided that each of the Pari Passu Second Priority Secured Parties with respect thereto shall have entered into the Security Documents applicable to such Collateral and, to the extent required under the Indenture, the Proceeds Sharing Agreement;

(c) Liens securing the Third Priority Notes Indenture, the Third Priority Notes outstanding on the Issue Date, and the Guarantees thereof by the Guarantors; and

(d) Liens securing Additional Pari Passu Third Priority Indebtedness (including, without limitation, Additional Third Priority Notes); provided that each of the Pari Passu Third Priority Secured Parties with respect thereto shall have entered into the Security Documents applicable to such Collateral and, to the extent required under the Indenture, the Proceeds Sharing Agreement;

(3) Liens securing the obligations of CEH and the Guarantors in respect of Hedging Obligations (including, without limitation, Related Hedging Obligations) to the extent that such obligations are incurred pursuant to clause (7) of the second paragraph under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”; provided that each of the Secured Parties related thereto shall have entered into the Security Documents applicable to such Collateral;

(4) to the extent and in the manner required by the terms of the Existing Unsecured Notes as in effect on the Issue Date, Liens on Principal Property of Crown and its Principal Properties Subsidiaries and on any shares of capital stock or evidences of indebtedness for borrowed money issued by any Principal Properties

Subsidiary of Crown and owned by Crown or any Principal Properties Subsidiary of Crown securing the obligations of Crown or such Principal Properties Subsidiary under the Existing Unsecured Notes; provided that, to the extent such Principal Property, shares or indebtedness would constitute Collateral, the Notes are secured by an equal and ratable Lien on such Principal Property, shares or indebtedness to the extent and in the manner contemplated by the Security Documents;

(5) Prior Liens;

(6) Liens in favor of CEH or any Guarantor; provided that, to the extent required by the Security Documents, any Liens of the type described in this clause (6) shall be subject to the Lien granted and evidenced by the Security Documents;

(7) Liens incurred in the ordinary course of business of CEH or any Guarantor with respect to obligations that do not exceed $5.0 million in the aggregate at any one time outstanding (a) that are not yet delinquent or (b) that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded;

(8) Liens described in clauses (2) through (12), (14), (16) and (19) of the definition of “Permitted Liens”; provided that, in the case of clauses (5) and (6) thereof, the Contested Collateral Liens Conditions are satisfied; and

(9) any additional Liens on the Collateral (other than Liens securing Indebtedness) to the extent and in the manner permitted by the New Credit Facility.

“Permitted Existing Secured Notes Repayment” means the application of up to $1.0 billion in the aggregate of Net Cash Proceeds received by CEH or any Restricted Subsidiary from one or more Asset Sales involving assets or Equity Investments to the redemption or repayment of one or more series of Existing Secured Notes (and, in each case, the permanent retirement of the Indebtedness so redeemed or otherwise repaid).

“Permitted Investments” means:

(1) Investments in Parent or any Restricted Subsidiary;

(2) Investments in cash and Cash Equivalents;

(3) Investments by Parent or any Restricted Subsidiary of Parent in, or the purchase of the securities of, a Person if, as a result of such Investment, (a) such person becomes a Restricted Subsidiary or (b) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, Parent or a Restricted Subsidiary;

(4) Investments in accounts and notes receivable acquired in the ordinary course of business;

(5) Investments received or acquired in compromise of, or in respect of, obligations of, claims against or disputes with, any Person (other than Parent or any Restricted Subsidiary or Affiliate), including, but not limited to, pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such Person;

(6) any non-cash consideration received in connection with an Asset Sale that complies with the covenant described under the caption “—Repurchase at the Option of Holders—Asset Sales”;

(7) Investments in connection with Hedging Obligations permitted to be incurred under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(8) commission, payroll, travel and similar loans and advances to employees in the ordinary course of business;

(9) any Investment by Parent or any Restricted Subsidiary of Parent in an Accounts Receivable Subsidiary or any Investment by an Accounts Receivable Subsidiary in any other Person in connection with a Qualified Receivables Transaction, so long as any Investment in an Accounts Receivable Subsidiary is in the form of a Purchase Money Note or an Equity Interest;

(10) any Investments (i) the consideration for which consists exclusively of Qualified Capital Stock of Parent and (ii) in any Unrestricted Subsidiary, joint venture or any Minority Equity Interest made by exchange for, or out of the net cash proceeds of the substantially concurrent sale of, Qualified Capital Stock of Parent; provided that the amount of any such net cash proceeds that are utilized for any such Investment shall be excluded for purposes of clause (c) of the first paragraph of “—Certain Covenants—Restricted Payments” in determining the amount available for Restricted Payments;

(11) Investments existing on the Issue Date, and any extension, modification or renewal of any Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date); and

(12) additional Investments in an aggregate amount not to exceed $200 million at any time outstanding.

“Permitted Liens” means:

(1) Liens on the Additional Bank Collateral securing Indebtedness of Parent and its Restricted Subsidiaries under the New Credit Facility to the extent such Indebtedness is incurred pursuant to clause (1) of the second paragraph under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(2) Liens on assets of a Person merged with or into or consolidated with Parent or any Restricted Subsidiary of Parent after the Issue Date existing at the time such Person is merged with or into or consolidated with Parent or any Restricted Subsidiary of Parent; provided that such Liens were not incurred in connection with, or in contemplation of, such merger or consolidation and do not extend to any assets of Parent or any Restricted Subsidiary of Parent other than the assets of such Person acquired in such merger or consolidation;

(3) Liens on assets of a Person that becomes a Restricted Subsidiary of Parent existing at the time such Person becomes a Restricted Subsidiary of Parent; provided that such Liens were not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of Parent and do not extend to any assets of Parent or any Restricted Subsidiary of Parent;

(4) Liens on assets acquired after the Issue Date existing at the time of acquisition thereof by Parent or any Restricted Subsidiary of Parent; provided that such Liens were not incurred in connection with, or in contemplation of, such acquisition and do not extend to any assets of Parent or any Restricted Subsidiary of Parent other than the specific assets so acquired;

(5) landlords’, carriers’, warehousemen’s, mechanics’, suppliers’, materialmen’s or other like Liens, in any case incurred in the ordinary course of business with respect to amounts (a) not yet delinquent or (b) being contested in good faith by appropriate proceedings promptly instituted and diligently conducted;

(6) Liens for taxes, assessments or governmental charges or claims or other like statutory Liens, that (a) are not yet delinquent or (b) are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(7) Liens to secure Indebtedness permitted by (a) clause (3) of the second paragraph of the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” covering only the assets acquired with such Indebtedness and (b) clause (7) of the second paragraph under “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(8) Liens securing Indebtedness incurred to refinance Indebtedness that has been secured by a Lien permitted by the Indenture; provided that (a) any such Lien shall not extend to or cover any assets not securing the Indebtedness so refinanced and (b) the refinancing Indebtedness secured by such Lien shall have been permitted to be incurred pursuant to clause (5) of the second paragraph of the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock”;

(9) (a) Liens in the form of zoning restrictions, easements, licenses, reservations, covenants, conditions or other restrictions on the use of real property or other minor irregularities in title (including leasehold title) that do not (i) secure Indebtedness or (ii) individually or in the aggregate materially impair the value or marketability of the real property affected thereby or the occupation, use and enjoyment in the ordinary course of business of Parent and the Restricted Subsidiaries at such real property and (b) with respect to leasehold interests in real property, mortgages, obligations, liens and other encumbrances incurred, created, assumed or permitted to exist and arising by, through or under a landlord or owner of such leased property encumbering the landlord’s or owner’s interest in such leased property;

(10) Liens in the form of pledges or deposits securing bids, tenders, contracts (other than contracts for the payment of Indebtedness) or leases, warranties, statutory or regulatory obligations or self-insurance arrangements arising in the ordinary course of business, banker’s acceptances, surety and appeal bonds, performance bonds and other obligations of a similar nature to which Parent or any Restricted Subsidiary is a party, in each case, made in the ordinary course of business;

(11) Liens resulting from operation of law with respect to any judgments, awards or orders to the extent that such judgments, awards or orders do not cause or constitute a Default under the Indenture;

(12) Liens in the form of licenses, leases or subleases granted or created by Parent or any Restricted Subsidiary in the ordinary course of business, which licenses, leases or subleases do not interfere, individually or in the aggregate, in any material respect with the business of Parent or such Restricted Subsidiary; provided that any such Lien shall not extend to or cover any assets of Parent or any Restricted Subsidiary of Parent that is not the subject of any such license, lease or sublease;

(13) Liens in favor of Parent or any Restricted Subsidiary of Parent;

(14) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by Parent or any Restricted Subsidiary of Parent in the ordinary course of business in accordance with the past practices of Parent or any Restricted Subsidiary of Parent;

(15) bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more accounts maintained by Parent or any Restricted Subsidiary of Parent, in each case, granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; provided that in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness;

(16) Liens on fixtures or personal property granted to landlords pursuant to leases to the extent that such Liens are not yet due and payable;

(17) Liens on accounts receivable and related assets incurred in connection with a Qualified Receivables Transaction;

(18) Liens existing on the Issue Date to the extent and in the manner existing on the Issue Date;

(19) deposits, pledges or other Liens to secure obligations under purchase or sale agreements or letters of intent entered into in respect of a proposed acquisition;

(20) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof; and

(21) in addition to the Liens described in clauses (1) through (20) above, Liens in respect of Indebtedness or other obligations of Parent or any Restricted Subsidiary not to exceed 10.0% of Consolidated Tangible Assets at any one time outstanding; provided, however, that during any period of time when the Notes do not have the benefit of first priority Liens on all or substantially all of the Collateral (measured in terms of fair market value (as determined in good faith by the Board of Directors of Parent)) securing the Notes on the Issue Date (including after giving effect to the inclusion of after-acquired property or assets as Collateral), then, during such time as the Notes do not have the benefit of such Liens, the Liens permitted by this clause (21) may not extend to any property or assets of CEH or any Guarantor which secures Bank Indebtedness (other than any capital stock of any Non-Guarantor Subsidiary owned by CEH or any such Guarantor which is pledged to secure such Indebtedness).

“Permitted Refinancing Indebtedness” means any Indebtedness of Parent or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to refinance other Indebtedness of Parent or any of its Restricted Subsidiaries; provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so refinanced (plus the amount of accrued and unpaid interest, if any, and premiums owed, if any (not in excess of preexisting prepayment provisions on such Indebtedness) and the amount of reasonable and customary fees and expenses incurred in connection therewith) (the “Original Amount”); provided, however, if the amount of such Permitted Refinancing Indebtedness exceeds the Original Amount, the amount of such Permitted Refinancing Indebtedness equal to the Original Amount shall nonetheless constitute “Permitted Refinancing Indebtedness” if it otherwise complies with the requirements of this definition;

(2) such Permitted Refinancing Indebtedness has a final maturity date at least as late as the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being refinanced (provided, that Permitted Refinancing Indebtedness in respect of the Existing Third Priority Notes need only have a final maturity date at least as late as the final maturity date of, and a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Existing Second Priority Notes);

(3) if the Indebtedness being refinanced is subordinated in right of payment to any Notes, such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and is subordinated in right of payment to, such Notes on terms at least as favorable to the Holders of such Notes as those contained in the documentation governing the Indebtedness being refinanced; and

(4) such Indebtedness is incurred by Parent or by the Restricted Subsidiary who is the obligor on the Indebtedness being refinanced; provided, however, that Parent or any Restricted Subsidiary of Parent (other than CEH or any Restricted Subsidiary of CEH) may incur Indebtedness which refinances Indebtedness of any Restricted Subsidiary of Parent.

“Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Pledged Holdco” means Crown for so long as Crown shall own, directly or indirectly, all of the Equity Interest in Parent’s other direct and indirect Restricted Subsidiaries and thereafter shall mean the one or more Wholly Owned Restricted Subsidiaries of Parent that collectively own directly or indirectly all of the Equity Interests in Parent’s other direct and indirect Restricted Subsidiaries, in each case in accordance with and to the extent required by the terms of the Indenture and the Security Documents.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights over any other Capital Stock of such Person with respect to profits, dividends, distributions or redemptions or upon liquidation.

“Principal Property” means:

(1) in the case of Existing Unsecured Notes issued under the 1993 Indenture or the 1995 Indenture or the Existing Carnaud Notes, any single manufacturing or processing plant or warehouse (excluding any equipment or personalty located therein) located in the United States, other than any such plant or warehouse or portion thereof that the Board of Directors of Crown reasonably determines is not of material importance to the business conducted by Crown and its subsidiaries as an entirety;

(2) in the case of the Existing Unsecured Notes issued under the 1996 Indenture, any single manufacturing or processing plant or warehouse (excluding any equipment or personalty located therein), other than any such plant or warehouse or portion thereof that the Board of Directors of Crown reasonably determines is not of material importance to the business conducted by Crown and its subsidiaries as an entirety; and

(3) in the case of the Existing Crown Finance S.A. Euro Notes, any single manufacturing or processing plant or warehouse owned or leased by Crown or any subsidiary (excluding any equipment or personalty located therein), other than any such plant or warehouse or portion thereof that the Board of Directors of Crown reasonably determines is not of material importance to the business conducted by Crown and its subsidiaries as an entirety.

“Prior Liens” means Liens existing on the Issue Date to the extent permitted by the applicable Security Documents.

“Purchase Money Note” means a promissory note of an Accounts Receivable Subsidiary to Parent or any Restricted Subsidiary of Parent, which note must be repaid from cash available to the Accounts Receivable Subsidiary, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly generated receivables.

“Purchase Money Obligations” of any Person means any obligations of such Person to any seller or any other Person incurred or assumed to finance the purchase, or the cost of construction or improvement, of real or personal property to be used in the business of such Person or any of its Subsidiaries in an amount that is not more than 100% of the cost, or Fair Market Value, as appropriate, of such property, and incurred within 90 days after the date of such acquisition (excluding accounts payable to trade creditors incurred in the ordinary course of business).

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Stock.

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by Parent or any of its Restricted Subsidiaries pursuant to which Parent or such Restricted Subsidiary Transfers to (a) an Accounts Receivable Subsidiary (in the case of a Transfer by Parent or any of its Restricted Subsidiaries) and (b) any other Person (in the case of a Transfer by an Accounts Receivable Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of Parent or any of its Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with an accounts receivable financing transaction; provided such transaction is on market terms at the time Parent or such Restricted Subsidiary enters into such transaction.

“Rating Agencies” mean Moody’s and S&P; provided that if S&P, Moody’s or any Successor Rating Agency (as defined below) shall cease to be in the business of providing rating services for debt securities generally, CEH shall be entitled to replace any such Rating Agency or Successor Rating Agency, as the case may be, which has ceased to be in the business of providing rating services for debt securities generally with a security rating agency which is in the business of providing rating services for debt securities generally and which is nationally recognized in the United States (such rating agency, a “Successor Rating Agency”).

“refinance” means to refinance, repay, replace, renew, extend, refund or restructure.

“Registration Rights Agreements” means the registration rights agreements among CEH, the Guarantors and the initial purchasers relating to the Notes.

“Related Cash Management Obligations” means obligations of Parent or any Restricted Subsidiary arising from treasury, depository and cash management services provided by one or more of the Bank Agents or the Lenders or their Affiliates or designees or other parties permitted under the New Credit Facility.

“Related Hedging Obligations” means Hedging Obligations of Parent or any Restricted Subsidiary entered into with one or more of the Bank Agents or the Lenders or their Affiliates or designees or other parties permitted under the New Credit Facility.

“Related Obligations” means, collectively, the Related Cash Management Obligations and the Related Hedging Obligations.

“Related Obligations Counterparties” means the counterparties to the Related Obligations.

“Replacement Assets” means any (a) business, (b) controlling or majority Equity Interest in any Person engaged in a line of business, (c) in the case of a Transfer of a Minority Equity Interest, another Minority Equity Interest in a Person engaged primarily in a line of business or (d) property or assets used or useful in a line of business, in the case of each of clauses (a) through (d), in which Parent or any of its Restricted Subsidiaries is engaged or which is or are, as the case may be, complementary, reasonably related, ancillary or useful to any such line of business in which Parent or any of its Restricted Subsidiaries is then engaged.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means each Subsidiary of Parent that is not an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and its successors.

“Second Priority Notes” means, collectively, the Existing Second Priority Notes and the Additional Second Priority Notes, if any.

“Second Priority Notes Indenture” means the Indenture dated as of February 26, 2003 among CEH, the Guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee related to the Second Priority Notes.

“Second Priority Notes Trustee” means the trustee under the Second Priority Notes Indenture.

“Secured Parties” means, collectively, the Pari Passu First Priority Secured Parties, the Pari Passu Second Priority Secured Parties and the Pari Passu Third Priority Secured Parties.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Documents” means, collectively:

(1) the Intercreditor Agreements; and

(2) all security agreements, mortgages, deeds of trust, pledges, collateral assignments and other agreements or instruments evidencing or creating any security in favor of the Trustee and any Holders of the Notes in any or all of the Collateral,

in each case, as amended or replaced from time to time in accordance with its terms.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the Issue Date.

“Standard Securitization Undertakings” means representations, warranties, covenants and indemnities entered into by Parent or any Restricted Subsidiary of Parent which are reasonably customary in an accounts receivable securitization transaction.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of Voting Stock is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Third Priority Notes” means, collectively, the Existing Third Priority Notes and the Additional Third Priority Notes, if any.

“Third Priority Notes Indenture” means the Indenture dated as of February 26, 2003 among CEH, the Guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee related to the Third Priority Notes.

“Third Priority Notes Trustee” means the trustee under the Third Priority Notes Indenture.

“Transfer” means to sell, assign, transfer, lease (other than pursuant to an operating lease entered into in the ordinary course of business), convey or otherwise dispose of, including by sale and leaseback transaction, consolidation, merger, liquidation, dissolution or otherwise, in one transaction or a series of transactions.

“2003 Secured Notes Issue Date” means February 26, 2003, the date on which the Existing Second Priority Notes were first issued under the Second Priority Notes Indenture and the Existing Third Priority Notes were first issued under the Third Priority Notes Indenture.

“Unrestricted Subsidiary” means any Subsidiary of Parent (other than CEH) that is designated by the Board of Directors of Parent as an Unrestricted Subsidiary pursuant to a resolution of such Board of Directors, but only if:

(1) (a) such Subsidiary has no Indebtedness other than Indebtedness as to which neither Parent nor any of its Restricted Subsidiaries (i) provides any credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), (ii) is directly or indirectly liable as a guarantor or otherwise or (iii) constitutes the lender, other than in the case of clauses (i) and (ii) any non-recourse Guarantee given solely to support the pledge by Parent or any Restricted Subsidiary of the Equity Interests of such Unrestricted Subsidiary; and

(b) neither Parent nor any Restricted Subsidiary is liable for any Indebtedness that would permit (upon notice, lapse of time or both) any holder thereof to declare a default on such Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity upon the occurrence of a default with respect to any Indebtedness of such Unrestricted Subsidiary;

(2) such Subsidiary is not party to any agreement, contract, arrangement or understanding with Parent or any Restricted Subsidiary of Parent unless the terms of any such agreement, contract, arrangement or understanding are not materially less favorable to Parent or such Restricted Subsidiary than those that would be obtained at the time from Persons who are not Affiliates of Parent;

(3) such Subsidiary is a Person with respect to which neither Parent nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4) such Subsidiary does not Guarantee or otherwise directly or indirectly provide credit support for any Indebtedness of Parent or any of its Restricted Subsidiaries.

Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of such Board of Directors giving effect to such designation and an officers’

certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of Parent as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” Parent shall be in default of such covenant from the date of such incurrence).

The Board of Directors of Parent may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of Parent of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if:

(1) such incurrence of Indebtedness is permitted under the covenant described under the caption”—Certain Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” and

(2) no Default or Event of Default would be in existence following such designation.

“Voting Stock” means any class or classes of Capital Stock pursuant to which the holders thereof have power to vote in the election of directors, managers or trustees of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the then outstanding principal amount of such Indebtedness; into

(2) the total of the product obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

Book-Entry; Delivery and Form

Except as set forth below, the new notes will be issued in registered, global form in minimum denominations of €1,000 and integral multiples of €1,000. The new notes will be issued at the closing of the exchange offer only against surrender of corresponding old notes.

The Notes will initially be represented by one or more global notes in definitive, fully registered form without interest coupons (collectively, the “Global Notes”) and will be deposited with a common depositary (the “Common Depositary”) for the Euroclear System as operated by Euroclear Bank S.A./N.V. (“Euroclear”) and Clearstream Banking, S.A. (“Clearstream, Luxembourg,” formerly Cedelbank) and registered in the name of a nominee of the Common Depositary.

Except in the limited circumstances described below, owners of beneficial interests in global notes will not be entitled to receive physical delivery of certificated notes. Transfers of beneficial interests in the global notes will be subject to the applicable rules and procedures of Euroclear and Clearstream, Luxembourg and their respective direct or indirect participants, which rules and procedures may change from time to time.

Global Notes. The following is a description of the operations and procedures of Euroclear and Clearstream, Luxembourg. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time.

Upon the issuance of the Global Notes, the Common Depositary will credit, on its internal system, the respective principal amount of the beneficial interests represented by such global note to the accounts of Euroclear and Clearstream, Luxembourg. Euroclear and Clearstream, Luxembourg will credit, on their internal systems, the respective principal amounts of the individual beneficial interests in such global notes to the accounts of persons who have accounts with Euroclear and Clearstream, Luxembourg. Ownership of beneficial interests in the Global Notes will be limited to participants or persons who hold interests through participants in Euroclear or Clearstream, Luxembourg. Ownership of beneficial interests in the Global Notes will be shown on and the transfer of that ownership will be effected only through, records maintained by Euroclear and Clearstream, Luxembourg or their nominees (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

As long as the Common Depositary, or its respective nominee, is the registered holder of a global note, the Common Depositary or such nominee, as the case may be, will be considered the sole owner and holder of the notes represented by such global notes for all purposes under the Indenture and the new notes. Unless (1) Euroclear and Clearstream, Luxembourg notify Crown European Holdings they are unwilling or unable to continue as clearing agency, (2), the Common Depositary notifies Crown European Holdings that it is unwilling or unable to continue as Common Depositary and a successor Common Depositary is not appointed within 120 days of such notice or (3), an Event of Default has occurred and is continuing with respect to such note, owners of beneficial interests in such global note will not be entitled to have any portions of such global note registered in their names, will not receive or be entitled to receive physical delivery of new notes in certificated form and will not be considered the owners or holders of such global note (or any new notes represented thereby) under the Indenture or the new notes. In addition, no beneficial owners of an interest in a global note will be able to transfer that interest except in accordance with Euroclear’s and Clearstream, Luxembourg’s procedures (in addition to those under the Indenture).

Investors may hold their interests in the Global Notes through Euroclear or Clearstream, Luxembourg, if they are participants in such systems, or indirectly through organizations which are participants in such systems. All interests in a global note may be subject to the procedures and requirements of Euroclear and Clearstream, Luxembourg.

Payments of the principal of and interest on Global Notes will be made to the Common Depository or its nominee as the registered owner thereof. Neither Crown European Holdings, the Trustees, the Common Depositary nor any of their respective agents will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Crown European Holdings expects that the Common Depositary, in its capacity as paying agent, upon receipt of any payment of principal or interest in respect of a global note representing any notes held by it or its nominee, will immediately credit the accounts of Euroclear and Clearstream, Luxembourg, which in turn will immediately credit accounts of participants in Euroclear and Clearstream, Luxembourg with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global note for such notes as shown on the records of Euroclear and Clearstream, Luxembourg. Crown European Holdings also expects that payments by participants to owners of beneficial interests in such global note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name.” Such payments will be the responsibility of such participants.

Because Euroclear and Clearstream, Luxembourg can only act on behalf of its participants, who in turn act on behalf of indirect participants and certain banks, the ability of a holder of a beneficial interest in global notes to pledge such interest to persons or entities that do not participate in the Euroclear or Clearstream, Luxembourg systems, or otherwise take actions in respect of such interest may be limited by the lack of a definitive certificate for such interest. The laws of some countries and some U.S. states require that certain persons take physical delivery of securities in certificated form. Consequently, the ability to transfer beneficial interests in a global note to such persons may be limited. Because Euroclear and Clearstream, Luxembourg can act only on behalf of participants, which in turn, act on behalf of indirect participants and certain banks, the ability of a person having a beneficial interest in a global note to pledge such interest to persons or entities that do not participate in Euroclear and Clearstream, Luxembourg, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing such interest.

Euroclear and Clearstream, Luxembourg have advised Crown European Holdings that they will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account with Euroclear or Clearstream, Luxembourg, as the case may be, interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of the notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the notes, Euroclear and Clearstream, Luxembourg reserve the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to their respective participants.

Euroclear and Clearstream, Luxembourg have advised Crown European Holdings as follows: Euroclear and Clearstream, Luxembourg each hold securities for their account holders and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer between their respective account holders, thereby eliminating the need for physical movements of certificates and any risk from lack of simultaneous transfers of securities.

Euroclear and Clearstream, Luxembourg each provide various services, including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Euroclear and Clearstream, Luxembourg each also deal with domestic securities markets in several countries through established depository and custodial relationships. The respective systems of Euroclear and Clearstream, Luxembourg have established an electronic bridge between their two systems across which their respective account holders may settle trades with each other.

Account holders in both Euroclear and Clearstream, Luxembourg are worldwide financial institutions including underwriters, securities brokers and dealers, trust companies and clearing corporations. Indirect access to both Euroclear and Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of either system.

An account holder’s overall contractual relations with either Euroclear or Clearstream, Luxembourg are governed by the respective rules and operating procedures of Euroclear or Clearstream, Luxembourg and any applicable laws. Both Euroclear and Clearstream, Luxembourg act under such rules and operating procedures only on behalf of their respective account holders, and have no record of or relationship with persons holding through their respective account holders.

Although Euroclear and Clearstream, Luxembourg currently follow the foregoing procedures to facilitate transfers of interests in global notes among participants of Euroclear and Clearstream, Luxembourg, they are under no obligation to do so, and such procedures may be discontinued or modified at any time. Neither Crown European Holdings nor the Trustee will have any responsibility for the performance by Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes. If any depositary is at any time unwilling or unable to continue as a depositary for new notes for the reasons set forth above under “—Global Notes,” Crown European Holdings will issue certificates for such new notes in definitive, fully registered, non-global form without interest coupons in exchange for the applicable global notes. Certificates for new notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by Euroclear, Clearstream, Luxembourg or the Common Depositary (in accordance with its customary procedures).

The holder of a non-global note may transfer such note by surrendering it at the office or agency maintained by Crown European Holdings for such purpose in London, England, which initially will be the offices of the Trustee in such locations or to the transfer agent in Luxembourg. Upon the transfer, change or replacement of any note bearing a legend, or upon specific request for removal of a legend on a note, Crown European Holdings will deliver only notes that bear such legend, or will refuse to remove such legend, as the case may be, unless there is delivered to Crown European Holdings such satisfactory evidence, which may include an opinion of counsel, as may reasonably be required by Crown European Holdings that neither such legend nor any restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act. Upon transfer or partial redemption of any note, new certificates may be obtained from the Trustee or from the transfer agent in Luxembourg.

Notwithstanding any statement herein, Crown European Holdings and the Trustee reserve the right to impose such transfer, certification, exchange or other requirements, and to require such restrictive legends on certificates evidencing new notes, as they may determine are necessary to ensure compliance with the securities laws of the United States and any State therein and any other applicable laws or as Euroclear or Clearstream, Luxembourg may require.

Prescription. Under New York’s statute of limitations, any legal action upon the new notes must be commenced within six years after the payment thereof is due. Thereafter, the new notes will become generally unenforceable.

MATERIAL TAX CONSIDERATIONS

Material United States Federal Income Tax Considerations

General. This section summarizes the material U.S. federal income tax consequences of the exchange offer to holders of old notes. However, the discussion is limited in the following ways:

•	The discussion only covers you if you bought your old notes in the initial offering or the add-on offering.

•	The discussion only covers you if you hold your old notes as capital assets (that is, for investment purposes), and you are not a person in a special tax situation, such as a financial institution, an insurance company, an expatriate, a regulated investment company, a dealer in securities or currencies, a partnership or other entity treated as a partnership for federal income tax purposes, a person holding the old notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes, or a person whose functional currency is not the United States dollar.

•	The discussion does not cover tax consequences that depend upon your particular tax situation.

•	The discussion is based on current law. Changes in the law may change the tax treatment of the exchange of notes.

•	The discussion does not cover state, local or foreign law.

•	Crown has not requested a ruling from the Internal Revenue Service (“IRS”) on any matter discussed herein. As a result, the IRS could disagree with portions of this discussion.

A “U.S. holder” is:

(1) a citizen or resident of the U.S.;

(2) a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

(3) an estate whose income is subject to U.S. federal income tax regardless of its source; or

(4) a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Certain trusts not described in clause (4) above in existence on August 20, 1996 that elected to be treated as U.S. persons will also be U.S. holders for purposes of the following discussion. All references to “holders” (including U.S. holders) are to beneficial owners of the notes.

The term “non-U.S. holder” refers to a holder of a note who or which is neither a U.S. holder nor a partnership.

If you are considering exchanging notes, Crown urges you to consult your tax advisor about the particular U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of the notes and the application of the U.S. federal income tax laws to your particular situation.

Exchange of Notes

The exchange of notes for identical debt securities registered under the Securities Act will not constitute a taxable exchange. As a result, (1) you will not recognize a taxable gain or loss as a result of exchanging your old notes; (2) the holding period of the new notes you receive will include the holding period of the old notes you exchange; and (3) the adjusted tax basis of the new notes you receive will be the same as the adjusted tax basis of the old notes you exchange determined immediately before the registered exchange.

Tax Consequences of the Global Participation and Proceeds Sharing Agreement. Crown believes that if a triggering event occurs under the global participation and proceeds sharing agreement, no holder of new notes will be entitled to deduct any loss until such holder can reasonably ascertain that no further recovery under the global participation and proceeds sharing agreement is available. See “Description of the New Notes—Global Participation and Proceeds Sharing Agreement.” Such loss will be a capital loss, except to the extent the loss is attributable to changes in exchange rates between the U.S. dollar and the euro during the period the holder holds a new note, and any subsequent recovery under the global participation and proceeds sharing agreement will be included in gross income as capital gain (except to the extent attributable to changes in exchange rates), unless the earlier deduction of such capital loss did not result in a reduction in tax. The IRS may take a different view regarding the tax consequences of amounts received under the global participation and proceeds sharing agreement which could affect the timing and character of amounts received under the global participation and proceeds sharing agreement. Crown urges you to consult your own tax advisor.

Special Treatment of Interest Received in First Interest Payment Date. If you purchased add-on notes, a portion of the first interest payment (due March 1, 2005) with respect to an add-on note attributable to interest that accrued from September 1, 2004 until October 6, 2004, should be treated as a non-taxable repayment of principal on the note rather than as interest. Accordingly you should not recognize such amount as interest income and your adjusted tax basis in the add-on note should be reduced by such amount.

U.S. Holders

Taxation of Interest. If you are a U.S. holder, you will be required to recognize as ordinary income any interest paid or accrued on the new notes, in accordance with your regular method of accounting for U.S. federal income tax purposes (subject to the discussion above in “—Special Treatment of Interest Received on First Interest Payment Date”).

Interest will be treated as foreign source income for United States federal income tax purposes, including any amounts paid in respect of French withholding tax, if applicable. Any French taxes imposed will be available for the foreign tax credit, subject to certain limitations. We do not expect that the interest will be subject to withholding tax in France. Please see the discussion below regarding the French tax consequences to U.S. holders. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For purposes of this calculation, interest on the new notes will generally constitute “passive income” or, in the case of certain taxpayers, “financial services income.”

The amount of interest income realized by a U.S. holder that uses the cash method of tax accounting will be the U.S. dollar value of the euro payment based on the exchange rate in effect on the date of receipt regardless of whether the payment in fact is converted into U.S. dollars. Such a U.S. holder may, however, be required to recognize gain or loss with respect to changes in the exchange rate upon disposition of euros received as an interest payment. A U.S. holder required to accrue interest income for tax purposes will accrue interest income on the new note in euros and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period (or portion thereof within the U.S. holder’s taxable year), or, at the election of a U.S. holder required to accrue interest income for tax purposes, at the spot rate of exchange on the date of receipt, if such date is within five business days of the last day of the accrual period, or the last date of the accrual period. A U.S. holder that makes such election must apply it consistently to all debt instruments from year to year and cannot change the election without consent of the IRS. A U.S. holder required to accrue interest income for tax purposes will recognize foreign currency gain or loss, as the case may be, on the receipt of an interest payment made with respect to a new note if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. The foreign currency gain or loss will be treated as ordinary income or loss but generally will not be treated as an adjustment to interest income received on the new note.

Sale, Exchange or Redemption of Notes. On the sale, retirement or redemption of your new note:

•	You will have taxable gain or loss equal to the difference between the amount received by you (to the extent such amount does not represent accrued but unpaid interest, which will be treated as such) and your adjusted tax basis in the note. Your adjusted tax basis in a new note generally will equal the cost of the old note exchanged by you (subject to the discussion above in “—Special Treatment of Interest Received on First Interest Payment Date”).

•	Your gain or loss will be capital gain or loss, and will be long-term capital gain or loss if you held the note for more than one year. Capital gains of individuals derived in respect of capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

•	Gain or loss recognized by a U.S. holder on the sale, exchange or retirement of a note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates between the U.S. dollar and the euro during the period in which the holder held such note. Foreign currency gain or loss will not be treated as an adjustment to interest income received on the notes.

Non-U.S. Holders

Generally, non-U.S. holders will not be subject to United States federal withholding or income tax on interest payments made on the notes or on gain realized on the sale, exchange or redemption of a new note, unless:

•	the interest or gain is effectively connected with your conduct of a trade or business in the U.S.; or

•	in the case of gain, you are an individual and are present in the U.S. for 183 days or more in the year of such sale, exchange or redemption and either (A) you have a “tax home” in the U.S. and certain other requirements are met, or (B) the gain from the disposition is attributable to your office or other fixed place of business in the U.S.

If interest or gain is effectively connected with your conduct of a trade or business in the U.S., you generally will be taxed in the same manner as a U.S. holder with respect to such interest or gain, except to the extent otherwise provided under an applicable tax treaty. If you are described in the second bullet point above, you generally will be subject to tax at a rate of 30% or the amount by which your U.S. source capital gains exceed your U.S. source capital losses.

Backup Withholding and Information Reporting

U.S. Holders. Information reporting will apply to payments of interest made on, or the proceeds of the sale or other disposition of, the new notes with respect to certain non-corporate U.S. holders, and backup withholding may apply unless the recipient of such payment supplies a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against that U.S. holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Non-U.S. Holders. Backup withholding and information reporting on Form 1099 will apply to payments of principal and interest on the new notes to a non-U.S. holder unless the non-U.S. holder provides an IRS Form W-8BEN (or other applicable form) to avoid backup withholding and information reporting.

Material French Tax Considerations

General

The description below only represents a summary of certain provisions of French tax laws and regulations which, due to its summary character, does not cover all details and tax exemptions which may apply in specific individual cases and may even require a deviation therefrom. Further, this section does not address the tax regime applicable to French individual residents since the new notes will not be distributed to the public of the French Republic (see “Plan of Distribution”). Therefore, holders of old notes and prospective investors are advised to consult their own tax advisors concerning the overall tax consequences of the ownership and transfer of the new notes on their own situation.

Exchange of the old notes for new notes

The wordings “exchange, “old notes” and “new notes” used in the exchange offering prospectus aim at describing the exchange of the form of the notes. Subject to the change of the form of the notes, from a French law point of view, the old notes and the new notes are the same notes. The completion of the change of the form of the notes does not require any new issue of notes by Crown European Holdings.

Because the exchange offer will not result in any transfer of ownership of the old notes, nor any novation (novation) of the old notes, Crown believes that the exchange of the old notes for identical registered new notes does not constitute an exchange for French tax capital gain purposes. As a result, the exchange will not trigger any taxation in France. The cost price of the notes will remain unchanged for French tax purposes. As no ruling has been requested in France, holders must be aware that the French tax authorities, subject to confirmation from the French tax courts, may view the exchange of the old notes for new notes as a taxable event in France.

Non-French Holders

For the purposes of this section, a non-French holder is a holder which is not tax domiciled in, or a tax resident of, or does not have a permanent establishment or a fixed base to which the notes are attributable in the French Republic.

Income Received from the Notes. In principle, interest from French sources paid to non-French holders is likely to be subject to two types of tax: compulsory prepayment (prélèvement obligatoire) pursuant to Article 125 A-III of the French General Tax Code (Code Général des Impôts) and withholding tax (retenue à la source) pursuant to Article 119-bis-1 of the same Code. Because the notes are “obligations” within the meaning of Article L. 213-5 of the French Code Monétaire et Financier, issued after 1st January 1987, all payments of interests on, and other revenues including reimbursement premiums with respect to the notes to non-French holders will be made without any withholding tax, pursuant to Article 119 bis-1 of the French General Tax Code.

Payments of interest and other revenues in respect of the new notes to non-French holders are entitled under current French law to the exemption from compulsory prepayment tax provided by Article 131 quarter of the French Code Général des Impôts (as construed by the French tax administration in Revenue Ruling 5 I-11-98 dated September 30, 1998) because such new notes are being issued, or are deemed to be issued, outside the French Republic.

Sale, Transfer or Redemption of the Notes. A non-French holder, as this term is defined above, of any of the new notes will not be subject to income tax in France in respect of gains realized on the sale or transfer of the new notes (Article 244 bis C of the French Code Général des Impôts). Transfers of the new notes outside France will not be subject to any stamp duty or other transfer taxes imposed in France.

French Holders

For the purposes of this section, a French holder is a holder which is tax domiciled in, or a tax resident of, or has a permanent establishment or a fixed base in to which the new notes are attributable in, the French Republic.

The comments below only address the tax treatment of new notes held by French holders subject to corporate income tax in France (a “Corporate French Holder”).

Income from the New Notes. Corporate French Holders will have to recognize as ordinary taxable income the interest accrued over the fiscal year, even if not paid, in compliance with the common company tax rules on financial income. In case (1) the redemption premium exceeds 10% of the acquisition price of the old note, and (2) the average subscription price does not exceed 90% of the redemption price of the new note, the redemption premium will be amortized annually over the duration of the new note pursuant to Article 238 septies B of the French General Tax Code (Code Général des Impôts). The rules on the reimbursement premiums described above do not apply as such with respect to banks (établissements de crédit et entreprises d’investissement) and insurance companies which are subject to specific rules in this matter.

In principle, the new notes will be treated by Corporate French Holders as portfolio securities (titres de placement). Pursuant to French tax law, at the end of each fiscal year, the corporate taxpayer must evaluate all portfolio securities at their mean market value over the last month if listed, or at their probable market value, if not. For each category of portfolio securities, this year-end value is compared with the mean cost price of the security. If the year-end value is higher the latent gain is not booked. If the year-end value is lower, the corporate taxpayer is entitled to set up a reserve for depreciation of the securities. This reserve is deductible from the results liable to the standard rate of the corporate income tax.

Sale, Transfer or Redemption of the New Notes. Corporate French Holders realize gain or loss on the sale, transfer or redemption of the new notes. The capital gain, if any, will be subject to French corporation tax at the regular rate. The redemption premiums, if any, which have already been taxed annually are deducted from the basis of the gain. The loss, if any, will be treated pursuant to the common company tax rules applicable to capital losses. The gain will be realized and the loss will be incurred with respect to the fiscal year during which the sale, transfer or redemption occurred. The sale, transfer or redemption of the new notes will not give rise to stamp duty in France provided that the transfer of the new note is not registered in France.

European Union Directive on the Taxation of Savings Income.

The European Union adopted a directive on June 3, 2003 on taxation of savings income in the form of interest payments (the “European Savings Directive”). It is stated that, subject to certain conditions being met, EU Member States will be required to provide to the tax authorities of another EU Member State details of payments of interest within the meaning of the European Savings Directive (interest, products, premiums or other debt income) made by a paying agent within its jurisdiction to an individual resident in that other EU Member State (the “Disclosure of Information Method”). For these purposes, the term “paying agent” is defined widely and includes in particular any economic operator who is responsible for making interest payments, within the meaning of the European Savings Directive, for the immediate benefit of individuals. However, it is provided that throughout the transitional period, which will last so long as a certain number of third States apply measures equivalent to, or the same as, those provided for by the European Savings Directive, certain EU Member States (Luxembourg, Belgium and Austria), instead of using the Disclosure of Information Method used by other EU Member States, will withhold an amount on interest payments of 15% during the first three years, 20% for the subsequent three years and 35% thereafter until the end of the transitional period.

France has implemented the European Savings Directive into its domestic law by the Amended Finance Act for 2003 enacted on December 30, 2003. The provisions of the European Savings Directive shall come into effect for interest paid on or after July 1, 2005, but subject to a certain number of third States applying from that same date measures equivalent to that contained in the European Savings Directive.

Holders of new notes are advised to consult their own tax advisors regarding the date of entry into effect and the potential consequences of the application and implementation of the European Savings Directive or any similar directive on their investment in the new notes.

Tax Consequences of the Global Participation and Proceeds Sharing Agreement.

Crown believes that if a triggering event occurs under the global participation and proceeds sharing agreement, no Corporate French Holder will be entitled to deduct any loss until such Corporate French Holder can reasonably ascertain that no further recovery under the global participation and proceeds sharing agreement is possible. However, in evaluating its portfolio securities, it may, in accordance with the evaluation rules discussed above, take a charge for depreciation depending on the mean market value of the new notes over the last month if listed, or at their probable market value, if not. In case of any subsequent recovery pursuant to the global participation and proceeds sharing agreement, Corporate French Holders may have to recapture all or part of the reserve for depreciation of the new notes initially deducted, depending on the amount of the sums recovered in connection with the amount of the depreciation reserve deducted. When it becomes certain that no further recovery under the global participation and proceeds sharing agreement can be expected, Corporate French Holders may have to recapture the remaining depreciation reserve and take a loss equal to the difference between their acquisition cost price of the old notes and the sums recovered as long as this loss relates to the principal of the new notes and not to interest. This loss is deductible from the results subject to the standard rate of the corporate income tax.

Corporate French Holders are urged to consult their tax advisors in order to take into account their personal situation on this matter.

PLAN OF DISTRIBUTION

The exchange offer is not being made to, nor will we accept surrenders of old notes for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

This communication is directed solely at persons who (1) are outside the United Kingdom, or (2) are persons falling within Article 43(2)(a) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together are referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

The distribution of this prospectus and the offer and sale of the new notes may be restricted by law in certain jurisdictions. Persons who come into possession of this prospectus or any of the new notes must inform themselves about and observe any such restrictions. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the new notes or possess or distribute this prospectus and, in connection with any purchase, offer or sale by you of the new notes, must obtain any consent, approval or permission required under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchase, offer or sale.

Under existing SEC interpretations, the new notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the new notes represents that it is acquiring the new notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the new notes and that it is not an affiliate of ours, as such terms are interpreted by the SEC; provided that broker-dealers receiving new notes in the exchange offer will have a prospectus delivery requirement with respect to resales of such new notes. While the SEC has not taken a position with respect to this particular transaction, under existing SEC interpretations relating to transactions structured substantially like this exchange offer, participating broker-dealers may fulfill their prospectus delivery requirements with respect to new notes (other than a resale of an unsold allotment of the notes) with the prospectus contained in the exchange offer registration statement.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer and ending on the close of business one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until May 12, 2005, all dealers effecting transactions in the new notes may be required to deliver a prospectus.

A broker-dealer intending to use this prospectus in the resale of new notes must so notify us on or prior to the expiration date. This notice may be given in the space provided in the letter of transmittal or may be delivered to the exchange agent.

We may, in certain cases, issue a notice suspending use of this exchange offer registration statement. If we do so, the period during which the registration statement must remain effective will be extended for a number of days equal to the number of days the registration statement was in suspense.

We will not receive any proceeds from any sale of new notes by brokers-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells the new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of one year after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holder of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with regard to the validity of the new notes and the new note guarantees will be passed upon for us and the guarantors by Dechert LLP, Philadelphia, Pennsylvania; Dechert, London, England; Dechert LLP, Brussels, Belgium; Dechert, Paris, France; Vorys, Sater, Seymour and Pease LLP, Columbus, Ohio; Miller Thomson, LLP, Toronto, Canada; Stewart McKelvey Stirling Scales, Halifax, Canada; Hoelters & Elsing, Frankfurt, Germany; Basham, Ringe y Correa, S.C., Mexico City, Mexico and Cannizzo Ortiz y Asociados, S.C., Mexico City, Mexico; and Homburger, Zurich, Switzerland. Thomas A. Ralph, a partner of Dechert LLP, is a director of Crown and beneficially owns 37,893 shares of its common stock.

EXPERTS

The financial statements of Crown Holdings, Inc. incorporated in this prospectus by reference to the Crown Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2003 have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Crown Cork & Seal Company, Inc. incorporated in this prospectus by reference to the Crown Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2003 have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Crown is subject to the information requirements of the Securities Exchange Act of 1934, and it files unaudited quarterly and audited annual reports, proxy and information statements and other information with the SEC. You may read and copy all or any portion of the reports, proxy and information statements or other information Crown files at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, after payment of fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0030 for further information on operation of the public reference rooms. The SEC also maintains a World Wide Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at the address http://www.sec.gov.

INCORPORATION OF DOCUMENTS BY REFERENCE

The following documents filed by Crown with the SEC under the Exchange Act are incorporated by reference in this prospectus:

•	Crown’s Annual Report on Form 10-K for the year ended December 31, 2003;

•	Crown’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, as amended;

•	Crown’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, as amended;

•	Crown’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004;

•	Crown’s Proxy Statement on Schedule 14A filed with the SEC on March 19, 2004; and

•	Crown’s Current Reports on Form 8-K filed with the SEC on September 8, 2004, September 21, 2004, October 12, 2004, October 14, 2004, December 10, 2004 and December 15, 2004.

Any future filings Crown makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the offering is terminated are also incorporated by reference into this prospectus. The information incorporated by reference is considered a part of this prospectus, and subsequent information that Crown files with the SEC will automatically update and supersede this information. Any information which is subsequently modified or superseded will not constitute a part of this prospectus, except as so modified or superseded. Among other things, Crown intends to file its Annual Report on Form 10-K for the year ended December 31, 2004 before the offering is terminated. Holders are urged to read the Annual Report on Form 10-K when filed, which will be incorporated by reference into this prospectus and will update and supersede the information in this prospectus.

Upon written or oral request, you will be provided with a copy of the incorporated document without charge (not including exhibits to the document unless the exhibits are specifically incorporated by reference into the document). You may submit such a request for this material at the following address and telephone number:

Crown European Holdings SA

c/o Crown Holdings, Inc.

Attn: Corporate Secretary

One Crown Way

Philadelphia, PA 19154

U.S.A.

(215) 698-5100

In addition, documents incorporated by reference will be made available free of charge at the office of the paying agent in Luxembourg.

CROWN CORK & SEAL COMPANY, INC.

*	The financial statements of Crown Cork & Seal Company, Inc. are provided to comply with Crown Holdings, Inc.’s requirement under Rule 3-16 of Regulation S-X to provide financial statements of affiliates whose securities collateralize public debt.

CROWN CORK & SEAL COMPANY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions)

(Unaudited)

	Three months ended September 30,
	2004	2003
Net sales	$1,992	$1,853
Cost of products sold, excluding depreciation and amortization	1,642	1,529
Depreciation and amortization	77	84

Gross profit	273	240
Selling and administrative expense	87	80
Provision for restructuring	1	3
Provision for asset impairments and loss / gain on sale of assets		46
Loss from early extinguishment of debt	33
Interest expense	91	100
Interest income	(2)	(2)
Translation and exchange adjustments	(34)	(48)

Income before income taxes, minority interests and equity earnings	97	61
Provision for income taxes	32	45
Minority interests and equity earnings	(7)	(10)

Net income	$58	$6

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions)

(Unaudited)

	Nine months ended September 30,
	2004	2003
Net sales	$5,451	$5,039
Cost of products sold, excluding depreciation and amortization	4,504	4,185
Depreciation and amortization	230	247

Gross profit	717	607
Selling and administrative expense	269	242
Provision for restructuring	1	3
Provision for asset impairments and loss / gain on sale of assets		43
Loss from early extinguishment of debt	37	9
Interest expense	270	280
Interest income	(5)	(7)
Translation and exchange adjustments	(7)	(117)

Income before income taxes, minority interests and equity earnings	152	154
Provision for income taxes	56	84
Minority interests and equity earnings	(18)	(48)

Net income	$78	$22

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.

CONSOLIDATED BALANCE SHEETS (Condensed)

(In millions)

(Unaudited)

	September 30, 2004	December 31, 2003
Assets
Current assets
Cash and cash equivalents	$295	$401
Receivables, net	1,095	794
Inventories	911	815
Prepaid expenses and other current assets	80	112

Total current assets	2,381	2,122

Long-term notes and receivables	22	23
Investments	85	83
Goodwill	2,452	2,442
Property, plant and equipment, net	1,959	2,112
Other non-current assets	1,004	991

Total	$7,903	$7,773

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	$99	$69
Current maturities of long-term debt	91	161
Accounts payable and accrued liabilities	1,849	1,738
Income taxes payable	64	62

Total current liabilities	2,103	2,030

Long-term debt, excluding current maturities	3,769	3,709
Debt payable to parent	14	8
Postretirement and pension liabilities	936	985
Other non-current liabilities	657	706
Minority interests	195	197
Commitments and contingent liabilities (Note J)
Shareholder’s equity	229	138

Total	$7,903	$7,773

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Condensed)

(In millions)

(Unaudited)

	Nine months ended September 30,
	2004	2003
Net cash provided by operating activities	$26	$70

Cash flows from investing activities
Capital expenditures	(97)	(82)
Proceeds from sale of property, plant and equipment	12	27
Change in restricted cash		(145)
Other, net	(6)	(7)

Net cash used for investing activities	(91)	(207)

Cash flows from financing activities
Proceeds from long-term debt	427	2,623
Payments of long-term debt	(496)	(830)
Net change in short-term debt	81	(1,587)
Net change in debt payable to parent	6
Debt issue costs	(28)	(137)
Net payment from termination of cross-currency swap		(8)
Dividends paid to minority interests, net of contributions	(29)	(18)

Net cash provided by / (used for) financing activities	(39)	43

Effect of exchange rate changes on cash and cash equivalents	(2)	18

Net change in cash and cash equivalents	(106)	(76)
Cash and cash equivalents at beginning of period	401	363

Cash and cash equivalents at end of period	$295	$287

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.

Notes to Consolidated Financial Statements

Crown Cork & Seal Company, Inc. is a wholly-owned subsidiary of Crown Holding, Inc. (“CHI”)

A. Statement of Information Furnished

The consolidated financial statements include the accounts of Crown Cork & Seal Company, Inc. and its wholly-owned and majority-owned subsidiary companies (the “Company”). These financial statements are provided to comply with CHI’s requirement under Regulation S-X to provide financial statements of certain affiliates whose securities collateralize public debt. In the opinion of management, these consolidated unaudited interim financial statements contain all adjustments of a normal and recurring nature necessary to present fairly the financial position of Crown Cork & Seal Company, Inc. as of September 30, 2004 and the results of its operations and cash flows for the three and nine month periods ended September 30, 2004 and 2003. These results have been determined on the basis of U.S. generally accepted accounting principles and practices consistently applied.

Certain information and footnote disclosures, normally included in financial statements presented in accordance with U.S. generally accepted accounting principles, have been condensed or omitted. The December 31, 2003 balance sheet data was derived from the audited consolidated financial statements as of December 31, 2003. The accompanying consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in CHI’s Annual Report on Form 10-K for the year ended December 31, 2003.

B. Recent Accounting and Reporting Pronouncements

In December 2003, the Financial Accounting Standards Board (“FASB”) revised SFAS No. 132 (“FAS 132”), “Employers’ Disclosure about Pensions and Other Postretirement Benefits.” The revisions enhanced the disclosure requirements for pension and other postretirement benefit plans, but did not change the measurement or recognition principles for those plans. The statement requires additional annual and interim disclosures about net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans as well as related assets, cash flows and obligations. The Company provided the required annual disclosures in Note T its financial statements for the year ended December 31, 2003. The required interim disclosures have been included in Note K to these financial statements. An additional disclosure of estimated future benefit payments is effective for fiscal years ending after June 15, 2004.

In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (“the Act”) was signed into law. The Act introduces a prescription drug benefit under Medicare (“Medicare Part D”) and a non-taxable federal subsidy of certain prescription drug claims to sponsors of retiree health care benefit plans. In the first quarter of 2004, under the guidance of FASB Staff Position 106-1, the Company elected to defer recognition of the effects of the Act in its accounting and disclosures for the plans until authoritative guidance on the accounting for the federal subsidy was issued. In May 2004, the FASB issued FASB Staff Position No. 106-2 (“FSP 106-2”), “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” which provides authoritative guidance on accounting for the federal subsidy as specified in the Act. FSP 106-2 supersedes FSP 106-1 and was effective for the first interim or annual period beginning after June 15, 2004. The Company considers that the prescription drug benefits provided under its postretirement health care plans are at least actuarially equivalent to the prescription drug benefits offered under Medicare Part D and qualify for the subsidy under the Act. Therefore, the Company has retroactively applied FSP 106-2 to the date of enactment of the Act and accordingly reduced its obligation (accumulated projected benefit obligation) related to benefits attributed to past service by $60. For 2004 net periodic postretirement benefit cost, reported in cost of products sold, has been retroactively reduced by $5 for the first six months of 2004 and $2 for the three months ended September 30, 2004. The reduction included $4 for recognized actuarial losses and $3 for interest costs.

CROWN CORK & SEAL COMPANY, INC.

Notes to Consolidated Financial Statements—(Continued)

C. Stock Options

At September 30, 2004, the Company participated in a stock plan sponsored by CHI. The Company accounts for those plans under the recognition and measurement principles of APB 25 and related interpretations. No compensation expense is reflected in net income as all options granted under these plans had an exercise price equal to the market value of the Company’s common stock at the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123 to stock options:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Net income, as reported	$58	$6	$78	$22
Deduct: stock-based compensation expense determined under fair value based method, net of related tax effects	(3)	(2)	(6)	(7)

Pro forma net income	$55	$4	72	$15

D. Goodwill

The changes in the carrying amount of goodwill by reportable segment for the nine-month period ended September 30, 2004 were as follows:

	Americas	Europe	Total
Balance as of January 1, 2004	$647	$1,795	$2,442
Foreign currency translation	3	7	10

Balance as of September 30, 2004	$650	$1,802	$2,452

E. Inventories

	September 30, 2004	December 31, 2003
Finished goods	$379	$313
Work in process	114	99
Raw material and supplies	418	403

	$911	$815

F. Debt and Liquidity

On February 26, 2003, the Company completed a refinancing consisting of the sale of $1,085 of 9.5% second priority senior secured notes due in 2011, €285 of 10.25% second priority senior secured notes due in 2011, $725 of 10.875% third priority senior secured notes due in 2013, $504 of first priority term loans due in 2008 and a $550 first priority revolving credit facility due in 2006. The proceeds of $2,620 from the senior secured notes and term loan, and $198 of borrowings under the $550 credit facility, were used to repay the Company’s previous credit facility, to repurchase certain of the Company’s outstanding unsecured notes prior to maturity, and to pay fees and expenses associated with the refinancing. The remaining proceeds were initially placed in restricted cash accounts and were subsequently used to repay other existing unsecured notes, including some prior to maturity. During the first nine months of 2003, the Company repurchased or retired $812 of

CROWN CORK & SEAL COMPANY, INC.

Notes to Consolidated Financial Statements—(Continued)

unsecured notes and exchanged 5.4 million of its common shares for debt with a face value of $43. The Company recognized a net pretax loss of $9 from the early extinguishment of debt in connection with its repurchases and exchanges described above, and the write-off of unamortized financing fees and expenses from its previous credit facility.

In September 2004, the Company completed an additional refinancing consisting of the sale of €350 of 6.25% first priority senior secured notes due 2011 and a new $625 senior secured credit facility. The new facility included a $400 revolving credit facility, a $100 standby letter of credit facility due in 2010 and a $125 term loan facility due in 2011. In October 2004, the Company completed an add-on issuance of €110 of 6.25% first priority senior secured notes due 2011, bringing the total of the two issuances to €460. The €350 of proceeds from the first issuance combined with the new $625 senior secured credit facility was used to refinance the existing credit and term loan facilities entered into in February 2003, and to pay fees and expenses associated with the refinancing. The €110 of proceeds from the second issuance was used to repay the $125 term loan from September 2004 and to pay expenses associated with the issuance. In connection with the September refinancing, the Company recorded a charge of $33 to write-off unamortized fees from its previous credit facility.

In March 2004, the Company purchased $21 aggregate principal of its 8.38% notes due 2005 at a premium of 4.5% to principal and €85 aggregate principal of its 6.00% notes due 2004 at a premium of 3.0% to principal, and recognized a loss of $4 from the early extinguishment of debt.

During the first nine months of 2004 and 2003, the Company recognized unrealized foreign exchange gains of $5 and $111, respectively, for certain European subsidiaries that have unhedged currency exposure arising primarily from the sale of the senior secured notes described above.

G. Derivative Financial Instruments

During the second quarter of 2004, the Company entered into an additional interest rate swap with a notional value of $100. As of September 30, 2004 the Company had four outstanding interest rate swaps with a combined notional value of $900 and a fair value of ($25), reported within other non-current liabilities. The swaps convert fixed rate debt into variable rate debt and are accounted for as fair value hedges of the second priority U.S. dollar-denominated notes due in 2011.

H. Restructuring

During the third quarter of 2004, the Company provided $1 for severance costs in connection with the closure of a plant in the Americas.

During the third quarter of 2003, the Company provided $3 for severance costs in connection with a reduction in force within the Americas.

CROWN CORK & SEAL COMPANY, INC.

Notes to Consolidated Financial Statements—(Continued)

The components of the outstanding restructuring reserve and movements within these components during the nine months ended September 30, 2003 and 2004, respectively, were as follows:

	Termination Benefits	Other Exit Costs	Total
Balance as of January 1, 2003	$9	$5	$14
Provision	3		3
Payments made	(5)	(2)	(7)

Balance as of September 30, 2003	$7	$3	$10

Balance as of January 1, 2004	$23	$2	$25
Provision	1		1
Payments made	(14)	(1)	(15)
Other	1		1

Balance as of September 30, 2004	$11	$1	$12

The September 30, 2004 balance includes $10 for termination benefits established in 2004 and 2003 restructuring actions and $2 for termination benefits and other exit costs for actions prior to 2003. The balance in the reserve includes employee-related agreements with unions and governmental agencies as well as lease arrangements with landlords for which payments are extended over time. The balance of the restructuring reserve was included in the Consolidated Balance Sheets within accounts payable and accrued liabilities.

I. Asbestos-Related Liabilities

Crown Cork & Seal Company, Inc. (the “Company” or “Crown Cork”) is one of many defendants in a substantial number of lawsuits filed throughout the United States by persons alleging bodily injury as a result of exposure to asbestos. These claims arose from the insulation operations of a U.S. company, the majority of whose stock the Company purchased in 1963. Approximately ninety days after the stock purchase, this U.S. company sold its insulation operations and was later merged into the Company.

In April 2004, the State of Mississippi enacted legislation that limits the asbestos-related liabilities under Mississippi law of companies such as Crown Cork that allegedly incurred these liabilities because they are successors by corporate merger to companies that had been involved with asbestos. The new Mississippi legislation caps asbestos-related liabilities at the fair market value of the predecessor’s total gross assets adjusted for inflation. The Company has paid significantly more for asbestos-related claims than the total adjusted value of its predecessor’s assets. The Company intends to integrate the legislation into its claims defense strategy. The Company cautions, however, that the legislation may be challenged and there can be no assurance regarding the ultimate effect of the legislation on the Company.

In June 2003, the State of Texas enacted general tort reform legislation. The legislation includes a provision that limits the asbestos-related liabilities under Texas law of companies such as Crown Cork that allegedly incurred these liabilities because they are successors by corporate merger to companies that had been involved with asbestos. The new Texas legislation, which applies to future claims and pending claims, caps asbestos-related liabilities at the total gross value of the predecessor’s assets adjusted for inflation. The Company has paid significantly more for asbestos-related claims than the total adjusted value of its predecessor’s assets. On October 21, 2003, the Company received a favorable ruling on its motion for summary judgment in an asbestos-related case pending against it in the District Court of Harris County, Texas (in Re Asbestos Litigation No. 90-23333, District Court, Harris County, Texas). Although the Company believes that the ruling of the District Court is correct, the decision has been appealed by the plaintiffs and there can be no assurance that the legislation will be upheld by the Texas courts.

CROWN CORK & SEAL COMPANY, INC.

Notes to Consolidated Financial Statements—(Continued)

In December 2001, the Commonwealth of Pennsylvania enacted legislation that limits the asbestos-related liabilities of Pennsylvania corporations that are successors by corporate merger to companies involved with asbestos. The legislation limits the successor’s liability for asbestos to the acquired company’s asset value adjusted for inflation. The Company has already paid significantly more for asbestos-related claims than the acquired company’s adjusted asset value. On February 20, 2004, the Supreme Court of Pennsylvania reversed the June 11, 2002 order of the Philadelphia Court of Common Pleas, in which the Court of Common Pleas ruled favorably on a motion by the Company for summary judgment regarding 376 pending asbestos-related cases against the Company in Philadelphia (Ieropoli v. AC&S Corporation, et. al., No. 117 EM 2002). The Company believes that the ruling by the Pennsylvania Supreme Court is limited only to cases pending against the Company at the time the legislation was enacted in December 2001, and not to cases filed after that date. The Company cautions, however, that its position regarding the limitation of the Pennsylvania ruling may be contested by asbestos claimants and there can be no assurance that the Company’s position will be upheld in future cases.

In recent years, certain other state and federal legislators have considered legislation to reform the treatment of asbestos-related personal injury claims. In April of 2004, the Fairness in Asbestos Injury Resolution Act of 2004 (the “FAIR Bill”) was introduced in the United States Senate and a motion to proceed with floor consideration of the FAIR Bill was subsequently defeated. The FAIR Bill, which was intended to substitute for a bill approved by the Senate Judiciary Committee in July of 2003, would create a national trust fund in lieu of state and federal litigation to compensate people with asbestos-related diseases. The trust fund would require contributions from companies, such as Crown Cork, that have made past payments for asbestos-related personal injury claims and would limit the payments made by such companies relating to asbestos-related liabilities during the life of the fund. Currently, the FAIR Bill is subject to ongoing negotiations and discussions among legislators, labor unions, insurance companies, industry participants and other interested parties. There can be no assurance that federal asbestos legislation, such as the FAIR Bill, will be passed into law or the form that any such legislation will take, and the Company is unable to predict the impact that any such legislation would have on the Company. Due to this uncertainty, the Company has not considered possible federal legislation in evaluating the adequacy of the Company’s reserve for asbestos-related claims.

During the nine months ended September 30, 2004, the Company received approximately 10,000 new claims, settled or dismissed approximately 5,000 claims for a total of $23 and had approximately 80,000 claims outstanding at the end of the period. During the nine months ended September 30, 2003, the Company received approximately 32,000 new claims, settled or dismissed approximately 13,000 claims for a total of $28 and had approximately 78,000 claims outstanding at the end of the period. Settlement amounts include amounts committed to be paid in future periods.

As of September 30, 2004, the Company’s accrual for pending and future asbestos-related claims was $209, a decrease of $30 since December 31, 2003 due to payments made during the first nine months of 2004. The 2004 payments included $2 for claims settled in prior periods and $16 for claims settled in this period in accordance with the terms of prior year agreements. The Company estimates that its probable and estimable asbestos liability for pending and future asbestos-related claims will range between $209 and $376. The accrual balance of $209 includes $122 for unasserted claims and $3 for committed settlements that will be paid over time.

Historically (1977-2003), Crown Cork estimates that approximately one-quarter of all asbestos-related claims made against it have been asserted by claimants who claim first exposure to asbestos after 1964. However, because of the Company’s settlement experience to date and the increased difficulty of establishing identification of the subsidiary’s insulation products as the cause of injury by persons alleging first exposure to asbestos after 1964, the Company has not included in its accrual and range of potential liability any amounts for settlements by persons alleging first exposure to asbestos after 1964.

CROWN CORK & SEAL COMPANY, INC.

Notes to Consolidated Financial Statements—(Continued)

Assumptions underlying the accrual and the range of potential liability include that claims for exposure to asbestos that occurred after the sale of the U.S. company’s insulation business in 1964 would not be entitled to settlement payouts and that the Texas tort reform legislation and Pennsylvania asbestos legislation described above are expected to have a highly favorable impact on the Company’s ability to settle or defend against asbestos-related claims in those states, and other states where Pennsylvania law may apply. The Company’s accrual includes estimates for probable costs for claims through the year 2013. The upper end of the Company’s estimated range of possible asbestos costs of $376 includes claims beyond that date.

While it is not possible to predict the ultimate outcome of the asbestos-related claims and settlements, the Company believes that resolution of these matters is not expected to have a material adverse effect on the Company’s financial position. The Company cautions, however, that estimates for asbestos cases and settlements are difficult to predict and may be influenced by many factors. In addition, there can be no assurance regarding the validity or correctness of the Company’s assumptions or beliefs underlying its accrual and the estimated range of potential liability. Unfavorable court decisions, especially in Pennsylvania or Texas, or other adverse developments, may require the Company to substantially increase its accrual or change its estimate. Accordingly, these matters, if resolved in a manner different from the estimate, could have a material adverse effect on the Company’s results of operations, financial position and cash flow.

J. Commitments and Contingent Liabilities

On March 18, 2003, the European Commission issued a Statement of Objections alleging that certain of the Company’s European subsidiaries engaged in commercial practices that violated European competition law. On September 30, 2004, the European Commission formally confirmed that it had terminated the proceedings, subject to the Commission’s right to reinitiate in the event of factual or legal changes, without any adverse findings made or penalties levied against the Company.

The Company is also subject to various other lawsuits and claims with respect to matters such as governmental and environmental regulations and other actions arising out of the normal course of business. While the impact on future financial results is not subject to reasonable estimation because considerable uncertainty exists, management believes that the ultimate liabilities resulting from such lawsuits and claims will not materially affect the results of operations, financial position or cash flow of the Company.

The Company has various commitments to purchase materials and supplies as part of the ordinary conduct of business. The Company’s basic raw materials for its products are tinplate, aluminum and resins, all of which are purchased from multiple sources. The Company is subject to fluctuations in the cost of these raw materials and has periodically adjusted its selling prices to certain customers to reflect these movements.

There can be no assurances, however, that the Company will be able to fully recover any increases or fluctuations in raw material costs from its customers. The Company also has commitments for standby letters of credit and for purchases of capital assets.

The Company has guaranteed $7 related to future rent payments for properties leased by Constar International Inc. The guarantees represent an accommodation to landlords due to Constar’s divestiture from the Company in 2002.

At September 30, 2004, the Company has certain indemnification agreements covering environmental remediation and other potential costs associated with properties sold or businesses divested. For agreements with defined liability limits, the maximum potential liability is $47. The Company accrues for costs associated with such indemnifications and potential costs when it is probable that a liability has been incurred and the amount can be reasonably estimated.

At September 30, 2004, the Company also has guarantees of $36 related to the residual values of leased assets.

CROWN CORK & SEAL COMPANY, INC.

Notes to Consolidated Financial Statements—(Continued)

K. Pension and Other Postretirement Benefits

Components of Net Periodic Benefit Cost

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Pension Benefits – U.S. Plans
Service cost	$1	$2	$6	$6
Interest cost	20	19	60	58
Expected return on plan assets	(17)	(16)	(54)	(48)
Recognized prior service cost			1	1
Recognized actuarial loss	15	13	46	38

Net periodic benefit cost	$19	$18	$59	$55

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Pension Benefits – Non-U.S. Plans
Service cost	$7	$6	$23	$18
Interest cost	39	34	121	101
Expected return on plan assets	(53)	(44)	(161)	(130)
Recognized prior service cost	(1)	(2)	(5)	(5)
Recognized actuarial loss	11	12	37	31

Net periodic benefit cost	$3	$6	$15	$15

	Three Months Ended September 30,		Nine Months Ended September 30,
	2004	2003	2004	2003
Other Postretirement Benefits
Service cost	$1	$1	$2	$2
Interest cost	11	11	30	33
Recognized prior service cost	(3)	(1)	(9)	(4)
Recognized actuarial loss	4	2	10	8

Net periodic benefit cost	$13	$13	$33	$39

Net periodic postretirement benefit cost has been reduced to account for the prescription drug subsidy contained in the Medicare Prescription Drug Improvement and Modernization Act of 2003. Further information related to the reduction is set forth in Note B to these financial statements.

Employer Contributions

The Company previously disclosed in its financial statement for the year ended December 31, 2003 that it expected to contribute $155 to its pension plans in 2004. Due to the effect of the Pension Funding Equity Act of 2004 in reducing its U.S. contributions, the Company now expects to contribute approximately $125 in 2004. The Act, which does not alter the Company’s ultimate pension liability, impacts the calculation of pension contributions for 2004 and 2005 by replacing the interest rate on 30-year treasury bonds with a rate derived from rates on long-term corporate bonds.

Crown European Holdings SA

OFFER TO EXCHANGE

€460,000,000 6 1/4% First Priority Senior Secured Notes due 2011

and related Guarantees

for all outstanding

6 1/4% First Priority Senior Secured Notes due 2011

Prospectus

February 11, 2005